UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-39021

WM TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**98-1605615**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
41 Discovery **Irvine, California**	**92618**
(Address of Principal Executive Offices)	(Zip Code)

(844) 933-3627
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	MAPS	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	MAPSW	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒		
Non-accelerated filer	☐	Smaller reporting company	☒	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $89.0 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of March 5, 2025, there were 105,028,513 shares of the registrant's Class A common stock outstanding and 49,319,542 shares of Class V common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

WM TECHNOLOGY, INC.

TABLE OF CONTENTS

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding our future results of operations and financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as "anticipate," "believe," "continue," "could," "design," "estimate," "expect," "intend," "may," "plan," "potentially," "predict," "project," "should," "will," "would," or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our financial and business performance, including key business metrics and any underlying assumptions thereunder;
- our market opportunity and our ability to acquire new clients and retain existing clients;
- our expectations and timing related to commercial product launches;
- the success of our go-to-market strategy;
- our ability to scale our business and expand our offerings;
- our competitive advantages and growth strategies;
- our future capital requirements and sources and uses of cash;
- our ability to obtain funding for our future operations;
- the impact of material weaknesses in our internal controls and our ability to remediate any such material weakness on the timing we anticipate, or at all;
- our ability to maintain our listing on the Nasdaq Stock Market LLC ("Nasdaq");
- the impact of the restatement on our reputation and investor confidence in us and the increased possibility of legal proceedings and regulatory inquiries;
- the outcome of any known and unknown litigation and regulatory proceedings;
- changes in domestic and foreign business, market, financial, political and legal conditions;
- the effect of macroeconomic conditions, including, but not limited to inflation, tariffs, public health crises, uncertain credit and global financial markets, past and potential future disruptions in access to bank deposits or lending commitments due to bank failures; current and potential future geopolitical events, including the military conflicts between Russia and Ukraine and the state of war between Israel and Hamas and the related risk of a larger regional conflict; and the occurrence of a catastrophic event, including but not limited to severe weather, war, or terrorist attack;
- future global, regional or local economic and market conditions affecting the cannabis industry;
- the development, effects and enforcement of and changes to laws and regulations, including with respect to the cannabis and hemp industries;
- our ability to successfully capitalize on new and existing cannabis markets, including our ability to successfully monetize our solutions in those markets;
- our ability to manage future growth;
- our ability to effectively anticipate and address changes in the end-user market in the cannabis industry;
- our ability to develop new products and solutions, bring them to market in a timely manner and make enhancements to our platform and our ability to maintain and grow our two-sided marketplace, including our ability to acquire and retain paying clients;
- the effects of competition on our future business;
- our success in retaining or recruiting, or changes required in, officers, key employees or directors;
- cyber-attacks and security vulnerabilities; and
- the possibility that we may be adversely affected by other economic, business or competitive factors.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties

emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe," and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We intend to announce material information to the public through filings with the Securities and Exchange Commission ("SEC"), the investor relations page on our website, which is located at ir.weedmaps.com, public conference calls, and public webcasts. The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

The information we post through these channels is not a part of this Annual Report on Form 10-K. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

RISK FACTOR SUMMARY

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled "Risk Factors" as well as elsewhere in this Annual Report on Form 10-K and our other filings with the SEC. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should consider carefully the risks and uncertainties described under the section titled "Risk Factors" as part of your evaluation of an investment in our securities:

- As our costs increase, we may not be able to generate sufficient revenue to achieve profitability in the future.
- If we fail to retain our existing clients and consumers or to acquire new clients and consumers in a cost-effective manner, our revenue may decrease and our business may be harmed.
- We may fail to offer the optimal pricing of our products and solutions.
- If we fail to expand effectively into new markets, our revenue and business will be adversely affected.
- Competition from the illicit cannabis market could impact our ability to succeed.
- Our business is concentrated in California, and, as a result, our performance may be affected by factors unique to the California market.
- Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.
- Federal law enforcement may deem our clients to be in violation of U.S. federal law, and, in particular the Controlled Substances Act ("CSA"). A change in U.S. federal policy on cannabis enforcement and strict enforcement of federal cannabis laws against our clients would undermine our business model and materially affect our business and operations.
- Some of our clients or their listings currently and in the future may not be in compliance with licensing and related requirements under applicable laws and regulations. Allowing unlicensed or noncompliant businesses to access our products, or allowing businesses to use our solutions in a noncompliant manner, may subject us to legal or regulatory enforcement and negative publicity, which could adversely impact our business, operating results, financial condition, brand and reputation. In addition, allowing businesses that engage in false or deceptive advertising practices to use our solutions may subject us to negative publicity, which could have similar adverse impacts on us.
- We generally do not, and cannot, ensure that our clients will conduct their business activities in a manner compliant with such regulations and requirements, despite providing features to help support our clients' compliance with the complex, disparate and constantly evolving regulations and other legal requirements applicable to the cannabis industry. As a result, federal, state, provincial or local government authorities may seek to bring criminal, administrative or regulatory enforcement actions against our clients, which could have a material adverse effect on our business, operating results or financial conditions, or could force us to cease operations.
- Our business is dependent on U.S. state laws and regulations.
- The rapid changes in the cannabis industry and applicable laws and regulations make predicting and evaluating our future prospects difficult, and may increase the risk that we will not be successful.
- Because our business is dependent, in part, upon continued market acceptance of cannabis by consumers, any negative trends could adversely affect our business operations.
- Expansion of our business is dependent, in part, on the continued legalization of cannabis.
- Our clients face challenges unique to the cannabis industry that can impact their financial health and long-term viability. If our clients struggle financially or do not remain viable, it can negatively impact our ability to generate new revenue, maintain existing revenue or collect on outstanding receivables.
- If clients and consumers using our platform fail to provide high-quality content that attracts consumers, we may not be able to generate sufficient consumer traffic to remain competitive.
- Our business is highly dependent upon our brand recognition and reputation, and the erosion or degradation of our brand recognition or reputation would likely adversely affect our business and operating results.
- We currently face intense competition in the cannabis information market, and we expect competition to further intensify as the cannabis industry continues to evolve.
- If we fail to manage our employee operations and organization effectively, our brand, business and operating results could be harmed.
- If we are unable to recruit, train, retain and motivate key personnel, we may not achieve our business objectives.

- We rely on search engine placement, syndicated content, paid digital advertising and social media marketing to attract a meaningful portion of our clients and consumers. If we are not able to generate traffic to our website through search engines and paid digital advertising, or increase the profile of our company brand through social media engagement, or are otherwise limited in our ability to conduct digital advertising by applicable laws, our ability to attract new clients may be impaired.

- If our current marketing model is not effective in attracting new clients, we may need to employ higher-cost sales and marketing methods to attract and retain clients, which could adversely affect our profitability.

- If the Apple App Store or Google Play limit the functionality or availability of our mobile application platform, including as a result of changes or violations of terms and conditions, access to and utilization of our platform may suffer.

- We may be unable to scale and adapt our existing technology and network infrastructure in a timely or effective manner to ensure that our platform is accessible, which would harm our reputation, business and operating results.

- Our payment system and the payment systems of our clients depend on third-party providers and are subject to evolving laws and regulations.

- We are dependent on our banking relations, and we may have difficulty accessing or consistently maintaining banking or other financial services due to our connection with the cannabis industry.

- We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

- Our ability to successfully drive engagement on our platform, as well as changes to our user engagement and advertising strategy and practices, pose risks to our business.

- Any security incident, including a distributed denial of service attack, ransomware attack, security breach or unauthorized data access could impair or incapacitate our information technology systems or those of third parties with whom we work and delay or interrupt service to our clients and consumers, harm our reputation, or subject us to significant liability.

- Governmental regulation of the internet continues to develop, and unfavorable changes could substantially harm our business and operating results.

- We have ongoing material weaknesses in our internal control over financial reporting as of December 31, 2024. If we are unable to remediate these material weaknesses or to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

- We previously restated our financial statements for several quarters, which resulted in unanticipated costs and may adversely affect investor confidence, our stock price, our ability to raise capital, raise reputational issues and may subject us to additional risks and uncertainties, including the increased possibility of legal proceedings and regulatory inquiries

- Public statements from investors, including expressions of interest or proposals to purchase our company, may increase the volatility of, or otherwise have an adverse impact on, the market price of our Class A common stock.

- The trading price of our Class A Common Stock and certain of our Public Warrants have been, and may continue to be, volatile, and the value of our Class A Common Stock and such Warrants may decline.

PART I

ITEM 1.   BUSINESS

Our Company

Founded in 2008, and headquartered in Irvine, California, WM Technology, Inc. operates a leading online cannabis marketplace for consumers together with a comprehensive set of eCommerce and compliance software solutions for cannabis businesses, which are sold to both storefront locations and delivery operators ("retailers") and brands in the legalized cannabis markets in states and territories of the United States. Our comprehensive business-to-consumer and business-to-business suite of products afford cannabis retailers and brands of all sizes integrated tools to compliantly run their businesses and to reach, convert, and retain consumers.

WM Technology, Inc. was initially incorporated in the Cayman Islands on June 7, 2019 under the name "Silver Spike Acquisition Corp" ("Silver Spike"). Silver Spike was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On June 16, 2021 (the "Closing Date"), Silver Spike consummated the business combination (the "Business Combination"), pursuant to that certain Agreement and Plan of Merger, dated December 10, 2020, by and among Silver Spike, Silver Spike Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Silver Spike Acquisition Corp., WM Holding Company, LLC, a Delaware limited liability company (when referred to in its pre-Business Combination capacity, "Legacy WMH" and following the Business Combination, "WMH LLC"), and Ghost Media Group, LLC, a Nevada limited liability company. On the Closing Date, and in connection with the closing of the Business Combination, Silver Spike was domesticated and continues as a Delaware corporation, and changed its name to WM Technology, Inc.

Our business primarily consists of our commerce-driven marketplace ("Weedmaps"), and our fully integrated suite of end-to-end Software-as-a-Service ("SaaS") solutions software offering ("Weedmaps for Business"). The Weedmaps marketplace provides cannabis consumers with information regarding cannabis retailers and brands. In addition, the Weedmaps marketplace aggregates data from a variety of sources, including retailer point-of-sale ("POS") solutions, to provide consumers with the ability to browse by strain, price, cannabinoids and other information regarding locally available cannabis products, through our website and mobile apps. The marketplace provides consumers with product discovery, access to deals and discounts, and reservation of products for pickup by consumers or delivery to consumers by participating retailers (retailers complete orders and process payments outside of the Weedmaps marketplace as Weedmaps serves only as a portal, passing a consumer's inquiry to the dispensary). The marketplace also provides education and learning information to help newer consumers learn about the types of products to purchase. We believe the size, loyalty and engagement of our user base and the frequency of consumption of cannabis by our user base makes the Weedmaps marketplace highly valuable to our clients.

Weedmaps for Business, our SaaS offering, is a comprehensive set of eCommerce and compliance software solutions catered towards cannabis retailers, delivery services and brands that streamline front and back-end operations and help manage compliance needs. These tools support cannabis businesses at every stage in the consumer funnel, enabling them to:

- Strategically reach prospective cannabis consumers.

- Manage pickup, delivery and inventory in compliance with local regulations.

- Help improve the customer experience by creating online browsing and ordering functionality on a brand or retailer (including delivery) operator's website.

- Foster customer loyalty and re-engage with segments of consumers.

- Leverage the Weedmaps for Business products in conjunction with any other preferred software solutions via integrations and application programming interfaces ("APIs").

- Make informed marketing and merchandising decisions using performance analytics and consumer and brand insights to promote products to specific consumer groups.

We offer this functionality through a packaged software solution that includes (based on availability within any given market and state-level regulations) (i) a listing page with product menu on weedmaps.com, our iOS Weedmaps mobile application and our Android Weedmaps mobile application, which allows clients to disclose their license information, hours of operation, contact information, discount policies and other information that may be required under applicable state law, (ii) the ability to reserve products for pickup by consumers or delivery to consumers (either through weedmaps.com, on a white labeled WM Store website or third-party websites through our orders and menu embed product), (iii) customizable menus for brands, retailers and delivery operators to embed on their website, (iv) access to our APIs, including real-time connectivity between Weedmaps for Business to a POS to streamline workflows and promote compliance through accuracy and (v) analytics dashboards. We also offer add-on and a la carte products and services for additional fees, as discussed below.

The state-legal cannabis industry in the United States has grown consistently in recent years and was estimated to be between approximately $30-31 billion in 2024, according to Wall Street analyst estimates, and is expected by some estimates to grow to approximately $35 billion by 2027, assuming a continued pace of new state legalization, with 68% of U.S. adults in support of having legal access to cannabis. Currently, forty states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Northern Mariana have legalized some form of cannabis use for certain medical purposes. Twenty-four of those states, the District of Columbia, Guam and Northern Mariana have legalized cannabis for adults for non-medical purposes as well (sometimes referred to as adult or recreational use). Eight additional states have legalized forms of low-potency cannabis, for select medical conditions. Only two states continue to prohibit cannabis entirely. Despite expectations of growth, the regulated cannabis market in the United States is still nascent and fragmented, with significant challenges facing both consumers seeking to understand cannabis and find the right products for them and businesses seeking to operate compliantly and to effectively reach and market to cannabis consumers. Within the U.S., cannabis users (defined as adults, aged 21 and older, who have consumed cannabis in the past year) represent less than 22% of the total U.S. adult, aged 21 and older, population today (and less than 16% for those that consumed in the past month). On the client side, as of December 31, 2024, there were approximately 12,000 retail licenses across the United States with medical and/or adult-use regulations in place, which is an effective retail density of approximately one retail license per 21,750 residents across these markets in the aggregate, based on data available from individual governmental cannabis license databases and the U.S. Census Bureau estimates for both licenses and population.

In addition to these nascent consumer and business dynamics, cannabis itself is a highly complex, regulated and diverse, non-shelf stable consumer good that spans hundreds of strains and a growing set of form factors available for consumption, including flower, pre-rolls, vapes, edibles, tinctures and concentrates. Despite these complexities, consumers still expect the same product information, discovery and comparison options across multiple channels from cannabis businesses that they expect from other retailers or brands. These consumer expectations, coupled with the lack of normalized product information in the industry, in addition to the unique attributes of cannabis as a nascent and highly regulated consumer product, create significant challenges for retailers and brands who serve cannabis consumers. Retailers and brands must meet these consumer expectations and provide omni-channel engagement opportunities with the same (i) level of service, (ii) richness of product information, (iii) ability to compare prices, and (iv) ease of product and brand discovery that consumers would receive when researching other consumer product categories. Further, brands are limited in their ability to market and sell directly and need to find ways to communicate to consumers. At the same time, these businesses must comply with a rapidly evolving legal and regulatory landscape that differs by state and across cities and counties within each state, creating challenges in the ability to scale in a capital-efficient way.

Our Product and Solution Ecosystem

weedmaps for business
weedmaps
Reach
wm listings
wm ads
Convert
wm store
wm deals
wm orders
wm integrations
Retain
wm ads
wm connectors
wm dispatch
Inform
wm insights

Our solutions are designed to address the challenges facing cannabis consumers and businesses. The Weedmaps marketplace allows cannabis consumers to search for and browse cannabis products from retailers and brands, and ultimately reserve products from certain local retailers, in a manner similar to other technology platforms with breadth and depth of product, brand and retailer selection. With Weedmaps for Business, we offer an end-to-end platform for licensed cannabis retailers to comply

with state law. We sell a monthly subscription offering to retailer and brand clients as well as upsell and add-on offerings to licensed clients.

Our current Weedmaps for Business monthly subscription package includes:

- WM Listings: A listing page with product menu for a retailer or brand on the Weedmaps marketplace, enabling our clients to be discovered by the marketplace's users. This also allows clients to disclose their license information, hours of operation, contact information, discount policies and other information that may be required under applicable state law.

- WM Orders: Software for retailers to receive pickup and delivery orders directly from a Weedmaps listing and connect orders directly with a client's point-of-sale ("POS") system (for certain POS systems). The marketplace also enables brands to route customer purchase interest to a retailer that carries the brand's product. After a dispensary receives the order request from the consumer, the dispensary and the consumer can continue to communicate, adjust items in the request, and handle any stock issues, prior to and while the dispensary processes and fulfills the order.

- WM Store: Customizable order and menus embed which allows retailers and brands to import their Weedmaps listing menu or product reservation functionality to their own white-labeled WM Store website or separately owned website. WM Store facilitates customer pickup or delivery orders and enables retailers to reach more customers by bringing the breadth of the Weedmaps marketplace to a client's own website.

- WM Connectors: A centralized integration platform, including API tools, for easier menu management, automatic inventory updates and streamlined order fulfillment to enable clients to save time and more easily integrate into the WM Technology ecosystem and integrate with disparate software systems. This creates business efficiencies and improves the accuracy and timeliness of information across Weedmaps, creating a more positive experience for consumers and businesses.

- WM Insights: An insights and analytics platform for clients leveraging data across the Weedmaps marketplace and software solutions. WM Insights provides data and analytics on user engagement and traffic trends to a client's listing page. For Brand clients, WM Insights allows them to monitor their brand and product rankings, identify retailers not carrying products and keep track of top brands and products by category and state.

We also offer other add-on products for additional fees, including:

- WM Ads: Ad solutions on the Weedmaps marketplace designed for clients to amplify their businesses and reach more highly engaged cannabis consumers throughout their buying journey including:

  ◦ Featured Listings: Premium placement ad solutions on high visibility locations on the Weedmaps marketplace (desktop and mobile) to amplify our clients' businesses and maximize clients' listings and deal presence.

  ◦ WM Deals: Discount and promotion pricing tools that let clients strategically reach prospective price-conscious cannabis customers with deals or discounts to drive conversion. In some jurisdictions, it is required by applicable law to showcase discounts.

  ◦ Other ads solutions: Includes banner ads and promotion tiles on our marketplace as well as banner ads that can be tied to keyword searches. These products provide clients with targeted ad solutions in highly visible slots across our digital surfaces.

- WM Dispatch: Compliant, automated and optimized logistics and fulfillment last-mile delivery software (including driver apps) that helps clients manage their delivery fleets. This product streamlines the delivery experience from in-store to front-door.

We sell our Weedmaps for Business suite in the United States and have a limited number of non-monetized listings in several other countries including Austria, Canada, Germany, the Netherlands, Spain, Switzerland, and Uruguay. We operate in the United States, Canada and other foreign jurisdictions where medical and/or adult cannabis use is legal under state or national law. As of December 31, 2024, we actively operated in over 35 U.S. states and territories that have adult-use and/or medical-use regulations in place. We define actively operated markets as those U.S. states or territories with greater than $1,000 monthly revenue. Substantially all of our revenue was generated in the United States.

Our mission is to power a transparent and inclusive global cannabis economy. Our technology addresses the challenges facing both consumers seeking to understand cannabis products and businesses who serve cannabis users in a legally compliant fashion. Since our founding in 2008, Weedmaps has become a premier destination for cannabis consumers to discover and browse information regarding cannabis and cannabis products, permitting product discovery and order-ahead for pickup or delivery by participating retailers. Weedmaps for Business is a set of eCommerce-enablement tools designed to help retailers and brands get the best out of the Weedmaps' consumer experience, create labor efficiencies and manage compliance needs.

We hold a strong belief in the importance of enabling safe, legal access to cannabis for consumers worldwide. We believe we offer the only comprehensive software platform that allows cannabis retailers to reach their target audience, quickly and cost effectively, addressing a wide range of needs. We are committed to building the software solutions that power cannabis businesses compliantly in the industry, to advocating for legalization, licensing and social equity of cannabis and to facilitating further learning through partnership with subject matter experts to provide detailed, accurate information about cannabis.

As we continue to expand the presence and increase the number of consumers on the Weedmaps marketplace and broaden our offerings, we generate more value for our business clients. As we continue to expand the presence and increase the number of cannabis businesses listed on weedmaps.com, we become a more compelling marketplace for consumers. To capitalize on the growth opportunities of our two-sided marketplace and solutions, we plan to continue making investments in raising brand awareness, increasing penetration within existing markets and expanding to new markets, as well as continuing to develop and monetize new solutions to extend the functionality of our platform. These investments serve to deepen the consumer experience with our platform and continue to provide a high level of support to our business clients.

While the cannabis industry is still in the early innings of what could be decades of growth, we have established a leading position and a recognized brand given our 16-year operating history. Over the coming years, we plan to continue expanding our solutions and service offerings.

Challenges in Our End-Markets

Despite cannabis being a large and growing sector in the United States, we believe that cannabis is unlike many other consumer goods and retail categories for a number of reasons:

- Cannabis as a regulated industry is still in a nascent stage of development.
- Cannabis users (defined as adults, aged 21 and older, who have consumed cannabis in the past year) represent less than 22% of the total U.S. adult, aged 21 and older, population today (and less than 16% for those that consumed in the past month)[3] without a "typical" user profile.
- Regulations governing cannabis are complex and vary state-by-state and by city and county within states.
- Cannabis has wide variance in characteristics that make it complex for consumers to make an informed purchase decision.
- Cannabis is a perishable good with a lack of product homogeneity.
- Brands are only in the early stages of establishing a consumer presence.
- The illicit market continues to pose a major challenge, directly competing with licensed operators burdened by high taxes and complex regulations.
- The industry has experienced periods of price deflation, including over the past three years, impacting the financial performance of businesses across the value chain.
- Limited access to capital (relative to other industries) and limitations under Section 280E of the Internal Revenue Code of 1986, as amended (the "Code") on deduction or credit for certain expenses of cannabis business can reduce the cash flow and liquidity of many industry participants.

Our Competitive Strengths

Since our founding in 2008, we have grown to become a leading provider of technology solutions to the cannabis industry by leveraging our competitive strengths, including:

- ***Long History as a Technology Leader Serving the Cannabis Industry.*** Founded in 2008, we have a long history and established relationships with cannabis businesses and consumers across the United States. This long history has given us several competitive advantages, such as scale, attractive operating margins and local insights into emerging consumer and business trends across many markets. Our policy expertise allows us to anticipate and react quickly to changes in cannabis regulations and informs all aspects of our business, including our product ideation, development and go-to-market strategies.
- ***Largest Two-Sided Platform for Cannabis Businesses and Consumers.*** With $184.5 million in revenues and 5,077 average monthly paying clients for the year ended December 31, 2024, we believe we are the largest two-sided platform for cannabis businesses and consumers in the United States. Increasing the number of users on our platform, generates more engagements, which we expect can more easily persuade our business clients to consolidate their service providers by switching to our value-priced Weedmaps for Business bundled solution. Increasing the number of businesses on our marketplace, allows us to be a more compelling platform for users. As more businesses and users join the platform, we gain a richer trove of industry data to perform market research and assist in product development and improvement. The result is a self-reinforcing, mutually beneficial, two-sided network effect, which we believe is difficult to replicate.

- *A Fully-Integrated Solution Specific to the Cannabis Industry.* We believe our Weedmaps for Business is the industry's only comprehensive solution and incorporates embedded compliance functionality so that our clients comply with state law through integrated software solutions ranging from live menus, logistics and fulfillment, POS integrations, inventory management and data and analytics. We also believe we are the only platform servicing cannabis that combines both a scaled marketplace and software - most other technology providers offer software solutions without the marketplace or a marketplace without software. We also believe we offer the most comprehensive software platform that allows cannabis retailers to reach their target audience, quickly and cost effectively, addressing a wide range of needs. Our platform features self-service administrative functionality that enables clients to manage their listings page, including adding images, adjusting their menus, editing product information and responding to reviews as well as analyzing traffic trends.

- *Unique and Growing Data Asset.* As a result our established presence, scale and the breadth of product offerings that provide us with a high volume of retail-level information and user insights, we have a growing and unique first-party data asset. Currently, the cannabis industry has few reliable sources of fulsome datasets. Our data gives us insights on local market trends and the shape of the consumer journey from exploration and discovery to point of direct interaction with retailers across multiple retailers, brands and products. As our network of clients and consumers continues to grow, our data set will become deeper and richer, increasing its value and our potential monetization opportunities.

- *Ability to Innovate Rapidly and Launch New Products Efficiently at Scale.* We have an agile product innovation and deployment process. Our sales team frequently engages with our paid clients about the products they use, as well as their business objectives and performance. We constantly strive to generate product ideas through this deep engagement with our clients, as well as empirical research. During the initial development phases, we test a proposed offering with relevant areas of our business such as sales, compliance, legal, marketing and technology, and use the resulting cross-functional input to develop a clear business rationale and explicit articulation of the goals, client problems that need to be solved, compliance features that need to be incorporated, and potential product-market fit prior to the investment of developer time and company resources. We leverage reusable microservices architecture and modular technology that can be redeployed across multiple new offerings for quicker development cycles. This streamlined approach yields smaller initiatives requiring less investment, enabling us to deliver cost-effective product innovation at a rapid pace.

- *Capital-Efficient Business Model with Historical Track Record of Positive Cash Flows.* We operate a cloud-based platform, and unlike other cannabis-related businesses, we require minimal physical footprint and are not directly exposed to fluctuations in product input costs. We do not require real estate or other significant capital outlays to enter new markets. Our offerings can be efficiently customized to new markets to facilitate expansion, which provides significant flexibility to scale and enter new markets with minimal investment. The capital-efficiency of our business model is evidenced by our historical robust margin profile and, our track record of positive Adjusted EBITDA and cash flows from operating activities.

- *Operationally-Focused Management Team with Deep Experience.* Our executive leadership team has extensive and relevant professional experience spanning the technology, consumer, retail, legal and financial services industries, with a track record of operational execution and driving growth. Our Chief Executive Officer, Douglas Francis is a co-founder of WM Technology and, prior to 2024, had also served as Executive Chair. We believe our deep knowledge of our end-markets and broad-based operational expertise spanning several industry sectors provides a key competitive advantage in executing against our growth strategy.

Our Growth Strategy

As a leading marketplace and software platform, our goal is not only to grow our market share but to grow the entire market by promoting wider access to licensed cannabis, educating consumers on how to shop for cannabis and providing licensed operators with the tools they need to access users and grow their businesses. We believe we are well-positioned to capitalize on underlying growth across our end-markets by executing against our strategy as follows:

- *Grow Our Two-Sided Marketplace.* Our goal is to be the center of commerce for consumers seeking cannabis. To support this goal, we intend to continue growing the number of consumers on our platform through original content that educates, entertains, facilitates discovery of new products, increases awareness of our platform and encourages repeat usage. As we grow our users and user engagements, we will continue to engage with our clients to demonstrate the value we believe they receive on our platform and can convince more businesses to increase adoption of our Weedmaps for Business services through our Weedmaps for Business subscription offering and additional add-ons.

- *Expand Our Existing Markets and Enter New Markets.* We have a significant opportunity to grow our client base both within existing markets that are continuing to grow and new markets as they become open to regulated cannabis. We believe we are a nationally-recognized brand in the cannabis industry, and we are monetizing our platform in over 35 U.S. states and territories, as of December 31, 2024. Based on our internal research, we believe the minimum level

of acceptable retail density to have a healthy and functioning licensed market is one licensed retailer per 10,000 residents. Many of the U.S. states where we operate today are still under-penetrated with low levels of licensed retail density based on our internal data. Despite recent and near term challenges, we believe that there are substantial growth opportunities for us in the long-term within our existing markets as retail licenses continue to be issued, and states move towards, and eventually beyond, the one retail license per 10,000 people ratio. As of December 31, 2024, there were approximately 12,000 existing retail and delivery licenses across the United States. Assuming no cap on the number of licenses issued or other restrictions on the number of licenses issued, if these same markets were to issue enough licenses to match a ratio of one retail license per 10,000 residents, approximately 22,000 new retail licenses would be issued. This may require continued liberalization of license restrictions across cities and counties within certain states where we do business today. In addition, we believe that legalization by additional states and eventually the U.S. government is inevitable. Assuming no other restrictions on the number of licenses issued, if the entire United States reached a minimum level of density of one retail license per 10,000 residents, the total universe of retail licenses would reach approximately 34,000, which is approximately 2.8 times the current count of retail licenses in the United States. If our assumptions and projections are correct, this represents a significant growth opportunity for us as every new retail license issued is an opportunity to onboard a new client onto our platform and increase their monthly spend as they leverage more of our services, solutions and upsell / add-on products.

- *Expand Our Weedmaps for Business Solutions and Monetize Gross Merchandise Value ("GMV") Consistent with Federal and State Laws.* We intend to continue expanding our suite of valuable advertising and software solutions and the functionality of our Weedmaps for Business solutions through additional offerings of premium analytics and loyalty tools, among other solutions, which we intend to monetize through additional higher priced tiers within our subscription offering. We will continue to expand the availability of our POS integrations across additional states. We also are continuously improving the base-level functionality across our Weedmaps for Business solutions. We believe these initiatives will result in a more engaged client who utilizes more of our services across our platform and is more ripe for monetization opportunities over time. While we do not believe GMV is a driver of our revenue currently, GMV could represent significant monetization potential over time when and if U.S. federal regulations allow us to monetize our clients' currently off-platform transaction activity through take-rates or payment fees.

- *Pursue Strategic Acquisitions.* We take a measured approach to acquisition-related growth. We intend to continue selectively pursuing opportunities to invest in and acquire technology offerings that either complement our existing products and services or allow us to accelerate our growth.

Competition

Our direct competitors for individual components or parts of our platform include cannabis-focused marketplace like Leafly (for retail listing pages), cannabis-focused technology companies like Dutchie and Jane Technologies and a variety of cannabis-focused marketing and advertising technology solutions. In addition, for our retail listing pages, our platform may also compete with current or potential products and solutions offered by internet search engines and advertising networks like Google, general two-sided networks like Yelp, various other newspaper, television and media companies, outdoor billboard advertising, and online merchant platforms, such as Shopify, Square and Lightspeed, or delivery companies like DoorDash. For example, in January 2025, DoorDash announced an expanded offering to allow customers of legal age to purchase hemp derived THC and CBD products from merchants. We believe that the principal competitive factors in our market include the scale of our network, comprehensiveness of offerings, ease of adoption and use, ability to facilitate compliance with the complex, disparate regulations applicable to businesses operating in the cannabis industry and the breadth and trustworthiness of information available to consumers and brand. We believe we compete favorably based on these factors. On May 16, 2024, President Biden announced that the U.S. Attorney General initiated proceedings to transfer cannabis from Schedule I to Schedule III, through a Notice of Proposed Rulemaking ("NPRM") published on May 21, 2024. Should cannabis ultimately be rescheduled to Schedule III, this decision is expected to have far reaching implications that are not yet fully understood. For example, rescheduling may increase competitors in this space if non-cannabis technology companies who have previously avoided the space now decide to enter the market.

For additional information about the risks to our business related to competition, see the section titled "Risk Factors—Risks Related to our Business and Industry —We currently face intense competition in the market and we expect competition to further intensify as the cannabis industry continues to evolve."

Sales and Marketing

Sales

Our sales team is primarily based out of our Irvine, California headquarters. Members of our sales team are knowledgeable about the products and add-ons that we offer and assist new and existing clients with our platform.

We generate many leads for new listing pages through the applicable state cannabis regulators' lists of licensees. Other leads are created from inbound requests by applicants for cannabis licenses to begin establishing their business' presence on our platform pending an expected cannabis license.

Marketing

We believe the quality and strength of our platform is our most valuable marketing asset. Our marketing strategy, across both business-to-consumer and business-to-business commerce, consists of user acquisition, brand marketing, communications and field marketing.

Our key marketing efforts consist of driving awareness of the marketplace, new user acquisition, and increasing platform engagement with existing users. To drive awareness, we apply a range of strategies from broad integrated marketing campaigns, such as our work each year on April 20th ("420"), to local, on-the ground events in partnership with brands and retailers. While many traditional paid channels are still not available to cannabis industry brands (Google search and some social platforms for example) we have an evolving playbook of tactics to acquire new users that includes a combination of targeted out-of-home, programmatic display, and affiliate marketing campaigns. We augment our paid efforts with social media and search engine optimization tactics to drive organic traffic. To engage and retain existing users, we apply lifecycle tactics, leveraging our first party data to personalize touch points based on user interests.

We have reinvested in our own on-the-ground and field marketing presence and are increasing the types and cadence of client events. These events and in-store activations allow us to engage with consumers at the point of purchase and to engage directly with our clients, allowing us to understand each of their needs and challenges and foster goodwill.

Social Impact

To support the growth of an inclusive cannabis industry, we participate in policy panels and organize educational sessions to educate attendees about the importance of social equity programs and other policy initiatives that are designed to ensure the ability of people of color and those impacted by the war on drugs to participate in the legal cannabis markets that are opening (i.e. social equity licensing programs). We have drafted white papers and mock legislative provisions that were designed to support the enactment of social equity licensing programs and have advocated for state and local governments to enact social equity licensing programs. We have established a program, WM Teal, which stands for "Together for Equity Access and Legislation", through which we provide free software, advertising, educational materials and training programs to applicants or licenses under social equity licensing programs.

Product Development

Our product development efforts focus on adding new features and solutions to our platform, as well as increasing the functionality and enhancing the ease of use of our platform. While we expect product development costs to increase as we continue to increase the functionality of our platform, we expect the percentage of total revenues represented by such costs to remain unchanged.

Intellectual Property

Our intellectual property and proprietary rights are valuable assets that are important to our business. In our efforts to safeguard our intellectual property, including copyrights, trade secrets, trademarks, patents and other forms of intellectual property rights, we rely on a combination of federal, state, common law and international rights in the jurisdictions in which we operate.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names, taglines and logos in the United States, Canada, the European Union and other jurisdictions to the extent we determine they are appropriate and cost-effective.

As of December 31, 2024, we have been issued trademark registrations in the United States, Canada, Japan, the European Union, the United Kingdom, Mexico and Australia. We have also been issued an international trademark registration with designation in Australia and the European Union for "Weedmaps."

In addition to our numerous trademark applications and registrations, we have United States copyright registrations for our weedmaps.com website, "Grow One," and two versions of our Lab API documentation. Further, we own several domain names, including: weedmaps.com, marijuana.com, cannabis.com, wmpolicy.com, themuseumofweed.com, wm-retail.com, wmforbusiness.com and WM.store. Our trademarks and domain names are material to our business and brand identity.

We also rely on non-disclosure agreements, invention assignment agreements, intellectual property assignment agreements, or license agreements with employees, independent contractors, consumers, software providers and other third parties, which protect and limit access to and use of our proprietary intellectual property.

Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

Circumstances outside our control could pose a threat to our intellectual property rights. For more information, refer to the section titled "Risk Factors—Risks Related to our Business and Industry."

Seasonality

The cannabis industry has certain industry holidays that in recent years have resulted in increased purchases by cannabis consumers. Such "holidays" include, but are not limited to 420, July 10th and the Wednesday before Thanksgiving ("Green Wednesday"). Likewise, our clients will typically increase spend heading into these events. We also typically invest in marketing spend around these holidays which can create some seasonality in our sales and market expenses from quarter to quarter. While seasonality has not had a significant impact on our results in the past, our clients may experience seasonality in their businesses which in turn can impact the revenue generated from them. Our business may become more seasonal in the future and historical patterns in our business may not be a reliable indicator of future performance.

People Operations and Human Capital Resources

As of December 31, 2024, we had 440 full-time employees and 17 temporary employees, including 171 in engineering, product and design, 191 in sales and marketing and 95 in general and administrative. Of these employees, 450 are located in the United States and 7 are located in Canada.

We believe that being able to attract and retain top talent is both a strategic advantage for us and necessary to realize our mission of powering a transparent and inclusive global cannabis economy. Our position as a leading technology provider to the cannabis industry helps us attract high caliber candidates who are technically skilled and passionate about our mission and products. We devote substantial resources to this task. Our dedicated, best-in-class Talent Acquisition team is focused on finding and attracting diverse and capable talent, and our People & Workplace team is focused on making us a world class employer of choice for that talent once they get here. None of our employees are represented by a labor union or covered by collective bargaining agreements and we have not experienced any work stoppages.

Government Regulation

Numerous countries and territories have moved in recent years to regulate and tax cannabis, particularly medical cannabis. Most of these jurisdictions present complex regulatory regimes that require licensed operators to comply with substantial reporting, testing, packaging, distribution and security requirements.

United States and Territories

Notwithstanding the trend toward further state legalization, the U.S. government continues to categorize cannabis as a prohibited controlled substance, and accordingly the cultivation, processing, distribution, sale, advertisement of sale and possession by our customers violate federal law, as discussed further in the sections titled "Risk Factors—Risks Related to our Business and Industry."

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum for all U.S. Attorneys (the "Sessions Memo") rescinding certain past Department of Justice ("DOJ") memoranda on cannabis law enforcement, including the Memorandum by former Deputy Attorney General James Michael Cole (the "Cole Memo") issued on August 29, 2013, under the Obama administration. Describing the criminal enforcement of federal cannabis prohibitions against those complying with state cannabis regulatory systems as an inefficient use of federal investigative and prosecutorial resources, the Cole Memo gave federal prosecutors discretion not to prosecute state law compliant cannabis companies in states that were regulating cannabis, unless one or more of eight federal priorities were implicated, including use of cannabis by minors, violence, or the use of federal lands for cultivation. The Sessions Memo, which remains in effect, states that each U.S. Attorney's Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute.

Since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ, which includes the Drug Enforcement Administration ("DEA"), from using appropriated funds to prevent states from implementing their medical-use cannabis laws. Federal courts have held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws.

Despite the Sessions Memo, the U.S. government has not prioritized the enforcement of those laws against cannabis companies complying with state law and their vendors, and has not since 2014. No reversal of that policy of prosecutorial discretion is

expected under a Trump administration given his prior administrations actions on cannabis and statements while campaigning, although prosecutions against state-legal entities cannot be ruled out entirely at this time. Prior to the current administration, President Biden signed into law the "Medical Marijuana and Cannabidiol Research Expansion Act," a bill aimed at easing restrictions on cannabis research -- bipartisan legislation which is the first standalone cannabis reform bill to pass both the House and Senate. Additionally, on October 6, 2022, President Biden issued a presidential proclamation pardoning federal convictions for simple marijuana possession offenses, encouraging state governors to do the same on the state level where permissible, and requesting that the Secretary of Health and Human Services and the Attorney General initiate an administrative process to review cannabis's Schedule I classification under the CSA. On August 29, 2023, HHS issued a letter to the DEA recommending that cannabis be reclassified as a Schedule III controlled substance under the CSA. Following that recommendation, DOJ issued a Notice of Proposed Rulemaking (the "NPRM") proposing to reschedule cannabis, and DEA issued a notice for a hearing which commenced in November 2023, but the hearing is currently stayed pending an administrative interlocutory appeal. It is unclear when the hearing will recommence, and whether the new administration will support rescheduling. If this move is confirmed, it would be a momentous change whose full implications are currently unknown. The DEA's decision to reclassify cannabis would neither legalize nor likely eliminate current state cannabis program. If placed under Schedule III, cannabis will remain a controlled substance and state-legal programs will continue to operate outside of federally legal channels in their distribution of the substance particularly because no state operator holds a DEA registration to possess or distribute cannabis. One notable impact for our clients is that rescheduling cannabis to Schedule III would remove the various tax-related hindrances tied to IRS code section 280E, and cannabis-related businesses (whether involved in medical or adult-use cannabis) would finally be able to take advantage of all applicable deductions and credits on their business taxes that other businesses enjoy. However, some fear that if cannabis were successfully rescheduled the DEA or FDA may impose additional requirements or begin to target enforcement on state cannabis programs. In the unlikely event that the federal government were to reverse its long-standing hands-off approach to the state legal cannabis markets and start more broadly enforcing federal law regarding cannabis, we would likely be unable to execute our business plan, and our business and financial results would be adversely affected.

U.S. Attorney General, Pam Bondi has repeatedly declined to specify her stance on cannabis policy issues, responding to all related questions from senators that she will give "careful consideration after consulting with appropriate Department officials." She also avoided specifying her stance on the federal enforcement of cannabis laws or how she would approach states where cannabis is legal. Therefore, key questions remain about how Attorney General Bondi would handle both the rescheduling process and federal enforcement priorities. Despite President Trump's recent support for cannabis rescheduling and ending arrests for personal use, Attorney General Bondi's past record as Florida Attorney General shows opposition to medical cannabis legalization, including defending a ban on smoking medical cannabis in 2018, which has raised concerns among advocates about her approach at the federal level. It is unclear whether the status quo of federal non-enforcement will continue for the foreseeable future; however, increased enforcement would be a marked departure from the prior ten years and inconsistent with President Trump's purported views on cannabis.

Members of the U.S. Congress from both parties have introduced bills to end the federal cannabis prohibition, by de-scheduling cannabis completely and regulating it. In addition to broader reforms, this session has seen additional incremental reform bills that aim to increase research, cement medical cannabis patients' rights, or facilitate state-legal cannabis. Since the recent election, however, there has also been proposed anti-cannabis legislation, for example, a bill aiming to ensure 280E continues to apply to state cannabis businesses even if cannabis is ultimately rescheduled to Schedule III. Nevertheless, while the timing of federal reform remains unknown, it is expected that federal policy on cannabis will continue becoming more, rather than less, permissive and legislative efforts to legalize cannabis banking at the national level may progress in 2025.

Some of our retail clients sell products with hemp-derived cannabinoids, including, tetrahydrocannabinol ("THC") and cannabidiol ("CBD") products. In December 2018, the U.S. government removed hemp and extracts of hemp from the CSA schedules through the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the "2018 Farm Bill"). Accordingly, the production, sale and possession of hemp or extracts of hemp, including certain THC and CBD products, no longer violate the CSA. The states have implemented a patchwork of different laws on hemp and its extracts. Additionally, the Food & Drug Administration ("FDA") claims that the Food, Drugs & Cosmetics Act significantly limits the legality of certain hemp-derived THC and CBD products. In January 2023, FDA affirmed that the agency will not compromise—or create new standards—in evaluating or permitting cannabis or cannabinoid compounds and products, and particularly CBD, indicating that Congress must take action to end the stalemate between federal and state laws and the purgatory of FDA selective enforcement. Furthermore, industry stakeholders (including cannabis industry stakeholders) have urged Congress to reassess the legality of certain hemp THC products. While enforcement regarding hemp-derived products has generally been limited, changes in enforcement priorities or further federal regulations could negatively impact our clients that sell such products, which could adversely impact our business, operating results, financial condition, brand and reputation; at the same time, lack of federal enforcement could negatively impact our cannabis clients that compete against such products, which could adversely impact our business, operating results, financial condition, brand and reputation.

We have been neither a defendant in a criminal action nor the subject of a civil or regulatory enforcement proceeding, prosecuted by a U.S. governmental authority based on our provision of products and solutions to the cannabis industry.

Furthermore, we believe that Section 230 provides immunity from civil and state criminal liability to internet service provider intermediaries in the United States, such as us, for content provided on their platforms that they did not create or develop. We do not create or develop the information that appears on our clients' listing pages and other advertising placements, although our moderation teams may take down a client's information if it breaches our listing restrictions or admonish consumers who post reviews that violate our community terms of use (which, for example, prohibit profanity and racism). We do author and edit certain original content that appears in other sections of our website, such as WM News and WM Learn. All of these sections are general news and information, and none of these sections are advertisements for, or listing pages of, cannabis businesses. For additional information about Section 230, see the sections titled "Business—Overview" and "Risk Factors—Risks Related to our Business and Industry."

Our clients are subject to licensing and related requirements under applicable laws and regulations, and our own compliance policies, and some of our clients currently and in the future may not be in compliance with all such requirements. Currently, we require all cannabis retailers on Weedmaps to display a valid, unexpired state-issued license number on their listing. We have a dedicated Policy & Compliance Operations team that reviews license information, both on submission and on an ongoing basis, to ensure validity and accuracy. For certain Weedmaps products or services, we may request additional verification and documentation. Additionally, we require contractual representations and warranties from our clients that they are complying with state law. If, despite our policies to verify state-licensure, unlicensed or noncompliant businesses are able to access our products, it could subject us to legal or regulatory enforcement and negative publicity, which could adversely impact our business, operating results, financial condition, brand and reputation.

Canada

Medical cannabis has been legal in Canada since 1999 through various regulatory regimes. On October 17, 2018, the Cannabis Act (Canada) came into force. The Cannabis Act governs both the medical and the regulated adult-use markets in Canada. Prior to October 17, 2018, legal access to and use of medical cannabis in Canada was regulated under the Controlled Drugs and Substances Act and the associated Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Under the Cannabis Act, holders of licenses to cultivate and/or process cannabis are also permitted to supply cannabis under their existing licenses obtained pursuant to the ACMPR to the regulated adult-use market.

Rest of the World

Legalized cannabis is expanding in other parts of the world with countries adopting varying degrees of legalization or decriminalization. We do not yet regard these countries as viable marketplaces for our products, though we have ongoing tests of a small number of listings in several markets where listings are legally permissible.

Available Information

Our Internet address is www.weedmaps.com. Our investor relations website is located at https://ir.weedmaps.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our Proxy Statements and any amendments to these reports, are available through our investor relations website, free of charge, after we file them with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules.

The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding our company that we file electronically with the SEC. The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A.   RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this Annual Report on Form 10-K or our Quarterly Reports on Form 10-Q are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to our Business and Industry

As our costs increase, we may not be able to generate sufficient revenue to achieve profitability in the future.

Our revenue remained relatively flat in 2024 when compared with 2023. Our revenue may decline due to a number of factors including, but not limited to, slowdowns in the pace of issuance of new licenses to cannabis retailers and brands, and the decline in the number of new major geographic markets in which the sale of cannabis is permitted and to which we have not already expanded. Accordingly, we may not be able to generate sufficient revenue to offset potential cost increases and our ability to achieve and sustain profitability may be impacted. Additionally, we expect our costs to increase in future periods as we expend substantial financial and other resources on, among other things:

- sales and marketing, including continued investment in our current marketing efforts and future marketing initiatives;
- hiring of additional employees, including in our product and engineering teams;
- expansion domestically and internationally in an effort to increase our consumer and client usage, client base and our sales to our clients;
- development of new products, and increased investment in the ongoing development of our existing products;
- integrating any acquired companies into our operations; and
- general administration, including continued compliance with various regulations applicable to public companies and cannabis industry businesses and other work arising from the growth and maturity of our company.

These expenditures may not result in additional revenue or the growth of our business. If we fail to continue to grow revenue or to sustain profitability, the market price of our securities could decline, and our business, operating results and financial condition could be adversely affected.

If we fail to retain our existing clients and consumers or to acquire new clients and consumers in a cost-effective manner, our revenue may decrease and our business may be harmed.

We compete in a dynamic, innovative market, which we expect will continue to evolve rapidly. We believe that our success is dependent on our ability to continue identifying and anticipating the needs of our clients and consumers and growing our two-sided marketplace by retaining our existing clients and consumers and adding new clients and consumers. This two-sided marketplace has grown more slowly than anticipated, and may continue to grow more slowly than we expect or than it has grown in the past. For example, beginning on January 1, 2023, California instituted a cannabis excise tax of 15%, which is scheduled to increase to 19% in July 2025, of the gross receipts on any retail sale of cannabis or cannabis products, this tax, or similar efforts, has contributed to and may further have a material adverse effect on our clients' business, operating results and financial condition, thereby limiting their ability to spend with us. As we have become larger through organic growth, the number of paying clients and monthly revenue per client have at times slowed or declined and may similarly slow or decline in the future, even if we continue to add clients and consumers on an absolute basis. Although we expect that our growth rates will continue to slow during certain periods as our business increases in size, if we fail to retain either our existing clients or consumers, the value of our two-sided marketplace will be diminished.

In addition, the costs associated with client and consumer retention are substantially lower than costs associated with the acquisition of new clients or consumers. We have incurred significant costs to attract clients and consumers to our platform and expect to incur significant additional costs to attract and retain clients and consumers for the foreseeable future. Because expenditures on our platform can represent a significant financial investment for our clients, our ability to retain clients depends in part on our ability to create and maintain high levels of client and consumer satisfaction, which we may not always be capable of providing, including for reasons outside of our control. Additionally, in order to retain our clients, we may be required to identify ways to help our clients convert consumers more effectively. Our clients generally do not have long-term obligations to purchase our products and solutions and generally may cancel their use of our products and solutions at any time without penalty. Thus, any decrease in client satisfaction or other change negatively affecting our ability to retain existing clients or consumers, even if such losses are offset by an increase in revenue resulting from the acquisition of new clients or consumers, could have rapid, concentrated and adverse effect on our business and operating results.

We may fail to offer the optimal pricing of our products and solutions.

We have limited experience in determining the optimal pricing of our products and solutions, and we have in the past changed and may in the future change our pricing model. We also have historically priced our add-on premium offerings in a bid-auction format. Our ability to continue growing depends on our ability to maintain and expand our client base. If our clients do not believe the incremental additional cost we are charging for Weedmaps for Business is justified by the additional components

included in our software bundles or that our add-on offerings do not generate proper return on investment, such clients may decline to continue using our services, and our revenue and other financial results may be adversely impacted.

If we fail to expand effectively into new markets, our revenue and business will be adversely affected.

While a key part of our business strategy is to add clients and consumers in our existing geographic markets, we also intend to expand our operations into new markets if and as cannabis continues to be legalized. Any such expansion places us in competitive markets with which we may be unfamiliar, requires us to invest significant time and resources, including to analyze the potential applicability of new and complicated regulations regarding the usage, sale and marketing of cannabis in such markets, and involves various risks, including the possibility that returns on such investments will not be achieved for several years, if at all. As a result of new market expansions, we may incur losses or otherwise fail to enter new markets successfully. In attempting to establish a presence in new markets, we expect to incur significant expenses and face various other challenges, such as expanding our compliance efforts to cover those new markets. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these expenses. Our current and any future expansion plans will require significant resources and management attention.

Competition from the illicit cannabis market could impact our ability to succeed.

Our clients face competition from illegal market operators that are unlicensed and unregulated including illegal dispensaries and illicit market suppliers selling cannabis and cannabis-based products. Because these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may have significantly lower costs. The perpetuation of the illegal market for cannabis may have a material adverse effect on our clients and our business, results of operations, as well as the perception of cannabis use. Furthermore, given the restrictions on regulated cannabis retail, it is possible that legal cannabis consumers revert to the illicit market as a matter of convenience. In particular, we rely on licensed cannabis businesses to drive the growth of our revenue and the use of our products, and the failure of the licensed cannabis markets to sufficiently overtake or eliminate the illegal market may have an adverse effect on our ability to grow our revenue, particularly if the slow pace of licensing allows the illegal market to gain a foothold, which may be more likely to occur in jurisdictions with an extended period of time between the authorization of consumer possession and the time at which licensed retailers become operational. In such jurisdictions, the timeline for licensed cannabis businesses overtaking the illegal market may be extended.

Our business is concentrated in California, and, as a result, our performance may be affected by factors unique to the California market.

California represents one of the largest state legal cannabis markets in the United States, and approximately 53% and 52% of our revenue for the years ended December 31, 2024 and 2023, were generated in California. As new markets develop and our current markets expand, we anticipate that there will be a further reduction in the percentage of our revenue generated in California, but we do not know with any certainty when and to what degree, if ever, this would occur. Moreover, the cannabis market in California is rapidly evolving, and we expect our growth in California to continue as the cannabis industry continues to develop, which could further concentrate our client base. For example, beginning on January 1, 2023, California instituted a cannabis excise tax of 15%, which is scheduled to increase to 19% in July 2025, of the gross receipts on any retail sale of cannabis or cannabis products, this tax, or similar efforts, has contributed to and may further have a material adverse effect on our clients' business, operating results and financial condition, thereby limiting their ability to spend with us. As a result, our business and results of operations are particularly susceptible to, and may be disproportionately impacted by, trends in the California cannabis market, as well as adverse economic, regulatory, political and other conditions in California.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and legal proceedings. For example, in August 2022, our board of directors determined to voluntarily report an internal complaint and subsequent internal investigation to the SEC. Since that date, we have responded to subpoenas from the SEC's Division of Enforcement and on July 22, 2024, we reached an agreement in principle with the SEC staff to resolve the SEC staff's investigation with respect to us. The settlement was approved by the SEC, and the administrative cease-and-desist order was entered in September 2024. In addition, on October 17, 2024, a putative shareholder class action complaint, captioned *Seret Ishak v. WM Technology, Inc. et al.*, Case No. 2:24-cv-08959, was filed in the U.S. District Court for the Central District of California, naming us and certain former and current officers and/or directors of the Company and Silver Spike as defendants. The lawsuit alleges that we made material misrepresentations and/or omissions of material fact relating to historical public reporting of our monthly active users ("MAUs") metric. In addition, on November 8, 2024, a shareholder derivative action, captioned *DeGennaro v. Francis, et. al*, Case No. 8:24-cv-02454, was filed in the U.S. District Court for the Central District of California against certain members of our board of directors and certain former and current officers. The derivative complaint alleges that the individual defendants authorized or permitted materially false statements and/or material omissions of fact relating to historical public reporting of MAUs.

Further, on November 18, 2024, a shareholder derivative action, captioned *Pearson v. Francis, et. al*, Case No. 8:24-cv-02525, was filed in the U.S. District Court for the Central District of California against certain former and current members of our board of directors and certain former and current officers. The derivative complaint alleges, among other things, that the individual defendants authorized or permitted materially false statements and/or material omissions of fact relating to historical public reporting of MAUs and corporate governance matters. On December 10, 2024, the U.S. District Court of the Central District of California issued an order consolidating the DeGennaro and Pearson shareholder derivative actions.

Regardless of the outcome, such proceedings can have an adverse impact on us because of legal costs, penalties and other sanctions, diversion of management resources, negative publicity and reputational harm and other factors.

Even when not merited, the defense of any lawsuits or legal proceedings, including potential securities litigation, is expensive and may divert management's attention, and we may incur significant expenses in defending any lawsuits or legal proceedings. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations. We evaluate all claims and proceedings to assess the likelihood of unfavorable outcomes and to estimate, if probable and estimable, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery. In addition, any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Federal law enforcement may deem our clients to be in violation of U.S. federal law, and, in particular the Controlled Substances Act ("CSA"). A change in U.S. federal policy on cannabis enforcement and strict enforcement of federal cannabis laws against our clients would undermine our business model and materially affect our business and operations.

U.S. federal law, and more specifically the CSA, proscribes the cultivation, processing, distribution, sale, advertisement and possession of cannabis. As a result, U.S. federal law enforcement authorities, in their attempt to regulate the illegal or unauthorized production, distribution, promotion, sale, possession, or use of cannabis, may seek to bring criminal actions against our clients under the CSA. On August 4, 2021, the U.S. Attorney's Office for the Eastern District of California withdrew a subpoena served on us in September 2019, and informed us that it had no present plan to exercise its discretion to proceed further in the matter. The U.S. Attorney's Office for the Eastern District of California also stated that its decision was not a grant of immunity, however, and there can be no assurance that the U.S. Attorney's Office for the Eastern District of California — either the U.S. Attorney's Office for the Eastern District of California or another Department of Justice ("DOJ") entity — will not initiate another investigation in the future. If our clients are found to be violating U.S. federal law relating to cannabis, they may be subject not only to criminal charges and convictions, but also to forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, cessation of business activities, or civil liabilities arising from proceedings initiated by either the U.S. government or private citizens. Any of these actions or consequences on our clients could have a material adverse effect on our business, operating results or financial condition, or could force us to cease operations, and as a result, our investors could lose their entire investment.

Further, to the extent any law enforcement actions require us to respond to subpoenas, or undergo search warrants, for client records, cannabis businesses could elect to cease using our products. Until the U.S. federal government changes the laws with respect to cannabis, and particularly if the U.S. Congress does not extend the Omnibus Spending Bill's protection of state medical cannabis programs, described below, to apply to all state cannabis programs, U.S. federal authorities could more strictly enforce current federal prohibitions and restrictions. An increase in federal enforcement against companies licensed under state cannabis laws could negatively impact the state cannabis industries and, in turn, our business, operating results, financial condition, brand and reputation.

Some of our clients or their listings currently and in the future may not be in compliance with licensing and related requirements under applicable laws and regulations. Allowing unlicensed or noncompliant businesses to access our products, or allowing businesses to use our solutions in a noncompliant manner, may subject us to legal or regulatory enforcement and negative publicity, which could adversely impact our business, operating results, financial condition, brand

and reputation. In addition, allowing businesses that engage in false or deceptive advertising practices to use our solutions may subject us to negative publicity, which could have similar adverse impacts on us.

Our clients are contractually required to represent, warrant and covenant to us that they conduct their business in compliance with applicable state law, which includes any applicable licensing requirements and the regulatory framework enacted by each state or province in which they do business. Clients further contractually agree to indemnify us for any damages we may suffer as a result of their noncompliance. We rely on our clients' contractual representations, and generally do not verify them, other than with respect to the licensing information of our clients operating cannabis retail businesses, where we currently require such clients to provide evidence of a valid state or provincial cannabis license prior to their initial access and from time to time during the term of their use of such products. We require all operational cannabis retailer clients, including storefronts and delivery services, to display on their listing a valid, unexpired state-issued license number. We also currently require cannabis brand clients to provide evidence of a valid state or provincial license in order to get access to our listings and premium placement products. Additionally, many states do not require a license to sell hemp products at retail, and the illicit market could fraudulently attempt to use our hemp product listings to sell products containing more than the allowable amount of THC under federal or state laws. While we periodically audit and respond to reports related to our hemp product listings, it is difficult to monitor the individual products listed, and marketing claims contained, in the listings of our hemp clients. As a result, some of our clients or their listings currently and in the future may not be in compliance with licensing and related requirements under applicable state or provincial laws and regulations. There could be legal enforcement actions against unlicensed or insufficiently licensed entities selling cannabis or hemp, which could negatively impact us.

Any legal or regulatory enforcement against us based on the business solutions that we offer, the third-party content available on our platform or noncompliance by our clients with licensing and other legal requirements, could subject us to various risks, including monetary penalties and the risk that we elect or are compelled to remove content from our platform and would likely cause us to experience negative publicity. Any of these developments could materially and adversely impact our business, operating results, financial condition, brand and reputation.

We generally do not, and cannot, ensure that our clients will conduct their business activities in a manner compliant with such regulations and requirements, despite providing features to help support our clients' compliance with the complex, disparate and constantly evolving regulations and other legal requirements applicable to the cannabis industry. As a result, federal, state, provincial or local government authorities may seek to bring criminal, administrative or regulatory enforcement actions against our clients, which could have a material adverse effect on our business, operating results or financial conditions, or could force us to cease operations.

We generally do not, and cannot, ensure that our clients will conduct their business activities in a manner compliant with certain regulations and other legal requirements applicable to the cannabis industry, in whole or in part, even if our solutions provide features to support our clients' compliance with such regulations and requirements. Their legal noncompliance could result in regulatory and even criminal actions against them, which could have a material adverse impact on our business and operating results or financial condition. For additional information, see the other risk factors in this section titled "Risk Factors—Risks Related to our Business and Industry," including "Some of our clients or their listings currently and in the future may not be in compliance with licensing and related requirements under applicable laws and regulations. Allowing unlicensed or noncompliant businesses to access our products, or allowing businesses to use our solutions in a noncompliant manner, may subject us to legal or regulatory enforcement and negative publicity, which could adversely impact our business, operating results, financial condition, brand and reputation. In addition, allowing businesses who engage in false or deceptive advertising practices to use our solutions may subject us to negative publicity, which could have similar adverse impacts on us."

Our business is dependent on U.S. state laws and regulations.

Although cannabis is a restricted controlled substance under the federal CSA, U.S. states have legalized cannabis to varying degrees through state-specific regulatory frameworks.

Laws and regulations affecting the cannabis industry in states and territories of the United States are continually changing. Any change or even the speed of changes could require us to incur substantial costs associated with compliance or alter our business plan, and could detrimentally affect our operations, revenue and profitability. Similarly, if the pace of issuance of new cannabis licenses is slower than expected, our ability to acquire new clients and grow our revenue could be harmed. The commercial cannabis industry is still a young industry, and we cannot predict the impact of the compliance regime to which it may be subject. We will incur ongoing costs and obligations related to regulatory compliance, and such costs may prove to be material. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or increased compliance costs or give rise to material liabilities, which could have a material adverse effect on us.

Given the concentration of our revenue from the sale of listing products, any increase in the stringency of any applicable laws, including U.S. state, or Canadian federal laws and regulations relating to cannabis, or any escalation in the enforcement of such existing laws and regulations against the current or putative cannabis industry within any jurisdiction, could negatively impact the profitability or viability of cannabis businesses in such affected jurisdictions, which in turn could materially adversely affect our business and operating results.

In addition, although we have not yet been required to obtain any cannabis license as a result of existing cannabis regulations, it is possible that cannabis regulations may be enacted in the future that will require us to obtain such a cannabis license or otherwise seek to substantially regulate our business. Additionally, in some jurisdictions we may be required to seek and obtain a blanket approval of our platform in order to enable potential clients to access our services, and such approval may be subject to significant regulatory discretion. U.S. state, or Canadian federal and other non-U.S. jurisdictions' cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. Our failure to adequately manage the risk associated with future regulations and adequately manage future compliance requirements may adversely affect our business, our status as a reporting company and our public listing. Further, any adverse pronouncements from political leaders or regulators about businesses related to the legal cannabis industry could adversely affect the price of our securities.

The rapid changes in the cannabis industry and applicable laws and regulations make predicting and evaluating our future prospects difficult, and may increase the risk that we will not be successful.

The cannabis industry, and the complex regulatory regime applicable to it, is evolving rapidly and may develop in ways that we cannot anticipate. The pace of dramatic change in the cannabis industry makes it difficult to assess our future prospects, and you should evaluate our business in light of the risks and difficulties we may encounter as the industry continues to evolve. These risks and difficulties include:

- managing complex, disparate and rapidly evolving regulatory regimes imposed by U.S. federal, state and local and other non-U.S. governments around the world applicable to cannabis and cannabis-related businesses;
- adapting to rapidly evolving trends in the cannabis industry and the way consumers and cannabis industry businesses interact with technology;
- maintaining and increasing our base of clients and consumers;
- continuing to preserve and build our brand while upgrading our existing offerings;
- successfully attracting, hiring and retaining qualified personnel to manage operations;
- adapting to changes in the cannabis industry if sales of cannabis expand significantly beyond a regulated model;
- commodification of the cannabis industry;
- competition from the hemp industry;
- successfully implementing and executing our business and marketing strategies; and
- successfully expanding our business into new and existing cannabis markets.

If the demand for our platform and software solutions does not develop as we expect, or if we fail to address the needs of our clients or consumers, our business will be harmed. We may not be able to successfully address these risks and difficulties, which could harm our business and operating results.

Because our business is dependent, in part, upon continued market acceptance of cannabis by consumers, any negative trends could adversely affect our business operations.

We are dependent on public support, continued market acceptance and the proliferation of consumers in the legalized cannabis markets in states and territories of the United States. While we believe that the market and opportunities in the space will continue to grow, we cannot predict the future growth rate or size of the market. Any downturns in, or negative outlooks on, the cannabis industry may adversely affect our business and financial condition.

Expansion of our business is dependent on the continued legalization of cannabis.

Expansion of our business is in part dependent upon continued legislative authorization, including by voter initiatives and referendums, of cannabis in various jurisdictions worldwide. Any number of factors could slow, halt, or even reverse progress in this area. For example, in 2023, ballot measures to allow for adult use succeeded in Ohio, but failed in Oklahoma, and in 2024 ballot measures to allow for medical use succeeded in Nebraska, but ballot measures for adult use failed in Florida, North Dakota and South Dakota. In addition, implementation of state laws is often a multi-year process following a ballot initiative or legislation. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action in a particular jurisdiction, numerous factors could impact the legislative process, including lobbying efforts by opposing stakeholders as well as legislators' disagreements about how to legalize cannabis as well as the interpretation,

implementation, and enforcement of applicable laws or regulations. Any one of these factors could slow or halt the legalization of cannabis, which would negatively impact our ability to expand our business.

Additionally, the expansion of our business also depends on jurisdictions in which cannabis is currently legalized not narrowing, limiting or repealing existing laws legalizing and regulating cannabis, or altering the regulatory landscape in a way that diminishes the viability of cannabis businesses in those jurisdictions. For example, in April 2019, a lawsuit was filed in the Fresno County Superior Court challenging the California Bureau of Cannabis Control regulation that allowed cannabis businesses to deliver products in local jurisdictions which had prohibited the sale of cannabis. In November 2020, in a mixed result, the Fresno County Superior Court upheld the state regulation that allows licensed cannabis delivery companies to offer services anywhere in the state, while also affirming that cities and counties can forbid those operations, though enforcement of the bans is also up to the local governments. While a recent amendment (S.B. 1186), which became effective in January 2024, prevents local governments from banning the delivery of medical cannabis to patients, adult-use cannabis storefront retail and delivery operations may continue to be restricted by some cities and counties. The imposition or potential enforcement of local jurisdiction delivery bans may negatively impact the viability and attractiveness of our offerings in California going forward. We generated approximately 53% and 52% of our revenue for the years ended December 31, 2024 and 2023 in California, and such developments may in turn have a material adverse effect on our business, operating results and financial condition. For more information, refer to "Risk Factors—Our business is concentrated in California, and, as a result, our performance may be affected by factors unique to the California market." Additionally, if such challenges are successful in any other jurisdictions that have legalized or are in the process of legalizing cannabis, our ability to expand our business would be negatively impacted.

Our clients face challenges unique to the cannabis industry that can impact their financial health and long-term viability. If our clients struggle financially or do not remain viable, it can negatively impact our ability to generate new revenue, maintain existing revenue or collect on outstanding receivables.

Our paying clients face challenges including, among other factors, limited access to capital (relative to other industries) and the impact of Section 280E of the Code (which, as applied to certain cannabis businesses, disallows the deduction of "ordinary and necessary" business expenses, such as below-the-line deductions, essentially resulting in federal income tax liability calculated based on gross income), limiting cash flow and liquidity of many industry participants. Additionally, the cannabis industry faced price deflation in 2024 and 2023 further pressuring many of our paying clients. This resulted in financial hardship for certain cannabis companies, including some of our paying clients which caused elevated churn and bad debt expense in 2023 and 2022. If our clients struggle financially or do not remain viable, it can negatively impact our ability to generate new revenue, maintain existing revenue or collect on outstanding receivables. We have customers with past due balances and our failure to collect a significant portion of such balances could adversely affect our cash and provision for credit losses. See "Accounts Receivable, Net" of Note 2, "Summary of Significant Accounting Policies" to the audited consolidated financial statements for additional information.

If clients and consumers using our platform fail to provide high-quality content that attracts consumers, we may not be able to generate sufficient consumer traffic to remain competitive.

Our success depends on our platform providing consumers with useful information about our clients and their products, which in turn depends on the content provided by consumers and clients. For example, the platform will not provide useful information about cannabis brands or products if clients or consumers do not contribute content that is helpful and reliable, or if they remove previously submitted content.

Additionally, if we filter out helpful content or fail to filter out unhelpful content, clients and consumers alike may stop or reduce their use of our platform and products, which could negatively impact our business. Allegations made against us, whether or not accurate, can materially harm our reputation and operating results. While we are continually seeking to improve our ability to identify and remove offensive, biased, unreliable, inauthentic, duplicative, fraudulent or otherwise unhelpful content, and have implemented safeguards on the platform to facilitate those efforts, we cannot guarantee that those efforts or safeguards will be effective or adequate. If our website is not perceived as providing useful, accurate and current information about our clients and their products, consumers may stop or reduce their use of our platform, which could suppress the demand for our advertising placements and adversely affect our business and operating results.

Our business is highly dependent upon our brand recognition and reputation, and the erosion or degradation of our brand recognition or reputation would likely adversely affect our business and operating results.

We believe that our business is highly dependent on our brand identity and our reputation, which is critical to our ability to attract and retain clients and consumers. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in the markets in which we operate continues to develop. Our success in this area will depend on a wide range of factors, some of which are within our control and some of which are not. The factors affecting our brand recognition and reputation that are within our control include the following:

- the efficacy of our marketing efforts;
- our ability to maintain a high-quality, innovative and error- and bug-free platform;
- our ability to maintain high satisfaction among clients and consumers;
- the quality and perceived value of our platform;
- successfully implementing and developing new features, including alternative revenue streams;
- our ability to obtain, maintain and enforce trademarks and other indicia of origin that are valuable to our brand;
- our ability to successfully differentiate our platform from competitors' products;
- our compliance with laws and regulations, including those applicable to any political action committees affiliated with us and to our registered lobbying activities;
- our ability to provide client support; and
- any actual or perceived data breach or data loss, or misuse or perceived misuse of our platform.

In addition, our brand recognition and reputation may be affected by factors that are outside our control, such as:
- actions of competitors or other third parties;
- the quality and timeliness of our clients' delivery businesses;
- consumers' experiences with clients or products identified through our platform;
- negative publicity regarding our company or operations, as well as with respect to events or activities attributed to us, our employees, partners, including celebrities who endorse or promote our brand, or others associated with any of these parties;
- interruptions, delays or attacks on our platform; and
- litigation or regulatory developments.

Damage to our reputation and loss of brand equity from one or more of the factors listed above may reduce demand for our platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time-consuming, and such efforts may not ultimately be successful.

We currently face intense competition in the cannabis information market, and we expect competition to further intensify as the cannabis industry continues to evolve.

The cannabis information market is rapidly evolving and is currently characterized by intense competition, due in part to relatively low barriers to entry. We expect competition to further intensify in the future as cannabis continues to be legalized and regulated, new technologies are developed and new participants enter the cannabis information market. Our direct competitors for individual components or parts of our platform include cannabis-focused, marketplace like Leafly (for retailer listing pages) and cannabis-focused technology companies like Dutchie and Jane Technologies (for menu embed and orders functionality) and a variety of cannabis-focused marketing and advertising technology solutions. In addition, our platform also may compete with current or potential products and solutions offered by internet search engines and advertising networks, like Google, general two-sided networks like Yelp, various other newspaper, television, media companies, outdoor billboard advertising, and online merchant platforms, such as Shopify, Square and Lightspeed, or delivery companies like DoorDash. In January 2025, DoorDash announced an expanded offering to allow customers of legal age to purchase hemp-derived THC and CBD products from merchants on the DoorDash app. If the regulatory regime for cannabis becomes more settled and the legal market for cannabis becomes more accepted, competition may further intensify as new participants may be encouraged to enter the cannabis information market, including established companies, such as tobacco and alcohol companies. Such companies may have substantially greater financial, technical and other resources than us or existing market participants. Additionally, as consumers and cannabis industry clients demand richer data, integrations with other cannabis industry participants such as point-of-sale providers and loyalty service providers may become increasingly important. If we are unable to complete such new integrations as quickly as our competitors, or improve our existing integrations based on legacy systems, we may lose market share to such competitors. Our current and future competitors may also enjoy other competitive advantages, such as greater name recognition, more varied or more focused offerings, better market acceptance and larger budgets.

Additionally, as the legalization of cannabis continues, cannabis cultivators, distributors and retailers have and likely will continue to experience consolidation as existing cannabis businesses seek to obtain greater market share and purchasing power and new entrants seek to establish a significant market presence. Consolidation of retailers in the cannabis industry could reduce the size of our potential client base and give remaining clients greater bargaining or purchasing power. This may in turn erode the prices for our advertising placements and result in decreased margins. Consolidation could particularly affect smaller cannabis businesses, with whom we have historically conducted the majority of our business. Further, heightened competition

between cannabis businesses could ultimately have a negative impact on the viability of individual market participants, which could reduce or eliminate their ability to purchase our products and solutions.

On May 16, 2024, President Biden announced that the U.S. Attorney General initiated proceedings to transfer cannabis from Schedule I to Schedule III, through an NPRM published on May 21, 2024. If cannabis is ultimately rescheduled to schedule III, this decision is expected to have far reaching implications that are not yet fully understood. For example, rescheduling may increase competitors in this space if non-cannabis technology companies who have previously avoided the space now decide to enter the market.

If we are unable to compete effectively for any of these reasons, we may be unable to maintain our operations or develop our products and solutions, and as a result our business and operating results may be adversely affected.

If we fail to manage our employee operations and organization effectively, our brand, business and operating results could be harmed.

We have experienced rapid organic growth in our headcount and operations, which placed substantial demands on management and our operational infrastructure. As a result of both macroeconomic and industry challenges, as well as misalignment between our organizational growth and business growth, we completed a substantial reduction in force in 2022 and experienced significant executive departures since 2022. As a result of these changes, many of our current employees have been with us for less than 24 months. To execute on our growth strategy, we will need to continue to increase the productivity of our current employees as well as hire, train and manage new employees, as well as improve existing, and implement new, transaction processing, operational and financial systems, procedures and controls. We intend to continue making substantial investments in our technology, sales and data infrastructure. As our business matures, we may make periodic changes and adjustments to our organization in response to various internal and external considerations, including market opportunities, the competitive landscape, new and enhanced products, acquisitions, sales performance, availability of employee talent and costs, while maintaining the beneficial aspects of our existing corporate culture, which we believe fosters innovation, teamwork and a passion for our products and clients. In some instances, these changes have resulted in a temporary lack of focus and reduced productivity, which may occur again in connection with any future changes to our organization and may negatively affect our results of operations. If we are unable to adapt quickly and effectively to changes or adjustments to our organization, our business will be harmed. If we are unable to manage our employee operations and organization effectively, the quality of our platform, efficiency of our operations, and management of our expenses could suffer, which could negatively impact our brand, business, profitability and operating results.

If we are unable to recruit, train, retain and motivate key personnel, we may not achieve our business objectives.

Our future success depends on our continued ability to recruit, train, retain and motivate key personnel, including Douglas Francis, our Chief Executive Officer and Chairman; Brian Camire, our General Counsel and Sarah Griffis, our Chief Technology Officer.

Competition for qualified personnel in the technology industry is intense, particularly in Southern California, where we are headquartered, and Austin, Texas, where we have a growing office. Additionally, we face additional challenges in attracting, retaining and motivating highly qualified personnel due to our relationship to the cannabis industry, which is rapidly evolving and has varying levels of social acceptance. The loss of the services of a significant portion of our workforce or any member of our senior management or the inability to hire or retain qualified personnel could adversely affect our ability to execute our business plan and harm our operating results. We generally do not maintain fixed term employment contracts or key man life insurance with any of our employees.

In addition, our Chief Financial Officer, Susan Echard, is a consultant and not a full time employee. Ms. Echard is a partner at SeatonHill Partners, LP a CFO services firm. Ms. Echard served as our interim Chief Financial Officer from February 2024 through November 2024, which, as noted in our Notification of Late Filing on Form 12b-25 with the SEC, had an impact on our ability to complete our financial statements. If Ms. Echard departs, and we are unable to recruit and retain a qualified replacement in a timely manner it could result in management, operating and financial reporting difficulties, which could have an adverse effect on our business.

We rely on search engine placement, syndicated content, paid digital advertising and social media marketing to attract a meaningful portion of our clients and consumers. If we are not able to generate traffic to our website through search engines and paid digital advertising, or increase the profile of our company brand through social media engagement, our ability to attract new clients may be impaired.

Many consumers locate our website through internet search engines, like Google, and paid digital advertisements in certain jurisdictions. The prominence of our website in response to internet searches is a critical factor in the attractiveness of our advertising placements, and our digital marketing efforts, such as search engine optimization, are intended to improve our search result rankings and draw additional traffic to our website. Visits to our website could decline significantly if we are listed

less prominently or fail to appear in search results for any reason, including ineffective implementation of our digital marketing strategies or any change by a search engine to its ranking algorithms or advertising policies.

Visits to our website could also decline if our social media accounts, such as those on Facebook, Instagram, X formerly known as Twitter or LinkedIn are shut down or restricted. We work across these social networks to increase brand awareness of our company by consumers and clients, and to promote client acquisition. Our engagement on these social media platforms is subject to their respective terms of service and community guidelines, which generally restrict the promotion, sale and, often, depiction of cannabis. While we do not directly promote the sale of cannabis or cannabis-related products by our clients on these social media platforms, the perception that we may be engaging in such promotion or our inadvertent violation of other aspects of these platforms' terms of service or community guidelines may result in our accounts being shut down or restricted. For example, our Instagram account was suspended for short periods in each of September 2024, October 2024, and has been suspended since November 2024. Once our account is restated, it may, and our other accounts might also, be suspended or restricted due to changes in the rules and regulations of such social media platforms. Any such suspension or restriction could result in reduced traffic to our website and diminished demand for our products, which could adversely affect our business and operating results.

If our current marketing model is not effective in attracting new clients, we may need to employ higher-cost sales and marketing methods to attract and retain clients, which could adversely affect our profitability.

We use our sales team to build relationships with our client base. Our sales team builds and maintains relationships with clients primarily through phone and email contact, which is designed to allow us to cost-effectively service a large number of clients. We have significantly invested in our enterprise and field sales teams, and we may need to further employ more resource-intensive sales methods to continue to attract and retain clients, particularly as we increase the number of our clients and our client base employs more sophisticated marketing operations, strategies and processes. This could cause us to incur higher sales and marketing expenses, which could adversely affect our business and operating results.

If the Apple App Store or Google Play limit the functionality or availability of our mobile application platform, including as a result of changes or violations of terms and conditions, access to and utilization of our platform may suffer.

Our platform is available for download on iOS and Android and is also accessible online. The availability of our platform and its various functionalities to a significant percentage of our clients is subject to standard policies and terms of service of these third-party platforms, which govern the promotion, distribution and operation generally of our platform. In addition, each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to our platform and its functionalities, and those changes and interpretations may be unfavorable. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, or restrict how users can access the platform, which would similarly be unfavorable.

For example, we have at times been unable to offer our WM Orders functionality in our iOS Weedmaps mobile application and are currently unable to offer such functionality in our Android Weedmaps mobile application due to restrictions imposed by the Apple App Store and Google Play, respectively. While our platform is still available in the Apple App Store and on Google Play for download, there can be no assurance that our platform or all of its functionalities will remain available in the immediate or longer term. To the extent that we are limited or prohibited from making some or all of our solutions available through any third-party platform, including the Apple App Store or the Google Play, we may need, or choose, to provide our solutions through alternative venues that may be more difficult for potential users to access. Limits on, or discontinuation of, access to our mobile platform or its various functionalities could, in turn, have a material adverse impact on utilization of our platform, our business and our ability to attract clients and consumers.

We may be unable to scale and adapt our existing technology and network infrastructure in a timely or effective manner to ensure that our platform is accessible, which would harm our reputation, business and operating results.

It is critical to our success that clients and consumers within our geographic markets be able to access our platform at all times. We have previously experienced service disruptions, and in the future, we may experience service disruptions, outages or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and distributed denial of service, or DDoS, fraud or other security incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as our products become more complex and our traffic increases. If our platform is wholly or partially unavailable when consumers attempt to access it or it does not load as quickly as they expect, consumers may seek other solutions and may not return to our platform as often in the future, or at all. This would harm our ability to attract clients and decrease the frequency with which they subscribe for our advertising placements. We have and expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop

our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results would be harmed.

We have and expect to continue making significant investments in the functionality, performance, reliability, design, security and scalability of our platform. We have in the past and may in the future experience difficulties with the development of our platform that could delay or prevent the implementation of new solutions and enhancements. Software development involves a significant amount of time and resources for our product development team, and we may not be able to continue making those investments in the future. To the extent we are not able to continue successfully improving and enhancing our platform, our business could be adversely affected.

Our payment system and the payment systems of our clients depend on third-party providers and are subject to evolving laws and regulations.

We have engaged third-party service providers to perform credit and debit card processing services for client's payments to us, and we understand that some of our clients use those services. We also have and may continue to engage third-party service providers in the future to provide fraud analysis services and we may integrate with third-party service providers used by our clients to process payments made by consumers if done in a manner compliant with applicable federal and local law. If these service providers do not perform adequately or if our relationships, or the relationships of our clients, with these current or future service providers were to terminate, our ability or the ability of our clients to process payments could be adversely affected and our business could be harmed. The laws and regulations related to payments are complex and are potentially impacted by tensions between federal and state treatment of the vaporization, tobacco, nicotine, cannabis, hemp and cannabis accessories industries. These laws and regulations also vary across different jurisdictions in the United States, Canada and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering our clients the ability to pay with credit cards, debit cards and bank transfers. As we expand the availability of these payment methods or offer new payment methods to our clients in the future, we may become subject to additional regulations and compliance requirements.

Due to the constantly evolving and complex laws and regulations applicable to our industry, third-party merchant banks and third-party payment processors may consider our business a high risk. This could cause a third party to discontinue its services to us, and we may not be able to find a suitable replacement. If this were to occur, we would need to collect from our clients using less efficient methods, which could adversely impact our collections, revenues and financial performance. Additionally, if a third party were to discontinue its services to us or if the applicable laws and regulations were to evolve in a way that impacted us negatively, we may not be able to realize our plans of expanding our business offerings, which could have a material adverse effect on our operations and our plans for expansion. For more information, refer to "Risk Factors—We are subject to industry standards, governmental laws and regulations, policies and other obligations governing privacy, data protection and information security and any actual or perceived failure to comply with such obligations could harm our business" below.

Further, through our agreement with our third-party credit card processors, we are subject to payment card association operating rules and certification requirements, including restrictions on product mix and the Payment Card Industry Data Security Standard ("PCI-DSS"). We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. Additionally, any data breach or failure to hold certain information in accordance with PCI-DSS may have an adverse effect on our business and results of operations.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate and track performance metrics with internal tools, which are not independently verified by any third-party. While we believe our metrics are reasonable estimates of our user or client base for the applicable period of measurement, the methodologies used to measure these metrics and how we define such metrics require significant judgment and may be susceptible to algorithm or other technical errors. For example, user accounts are based on email addresses, and a user could use multiple email addresses to establish multiple accounts, and clients in many instances will have multiple accounts. Additionally, a user could also use technology (such as incognito browsing, blocking or deleting cookies and IP addresses or other similar methods) that may decrease our ability to obtain useful information with respect to the number of and behavior of users, and as a result, we may include users who are not actively engaging with our platform in the manner in which we assume, and/or we may count as unique users multiple visits by the same underlying user. As a result, the data we report may not be accurate, and we believe unique user statistics could include a significant number of repeat underlying users. Our internal tools and processes we use to identify multiple accounts or fraudulent accounts have a number of limitations, and our methodologies for tracking performance metrics may change over time, which could result in unexpected changes to our metrics, including historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to

apply different methodologies for such adjustments and we generally do not intend to update previously disclosed metrics for any such changes. Though we regularly review our processes for calculating metrics and may adjust our processes for calculating metrics to improve their accuracy, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer term strategies. For example, we determined to discontinue reporting monthly active users as a key operational metric as a result of our reevaluation of the value of this metric to investors in light of its significant quarterly fluctuations that we do not believe necessarily reflect the underlying and most important trends in our business. If our performance metrics, including any key metrics we disclose in the future, are not accurate measurements of our business, user or client base, or traffic levels; if we discover material inaccuracies in such metrics, we may not be able to effectively implement our business strategy, our reputation may be harmed, and our operating and financial results could be adversely affected.

Our clients, analysts and investors may rely on our metrics, including additional metrics we may disclose in the future, as a representation of our performance. If these third parties do not perceive such metrics to be accurate representations of our business, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and retailers may be less willing to list a business on our platform, which could negatively affect our business, financial condition, or results of operations.

Our ability to successfully drive engagement on our platform, as well as changes to our user engagement and advertising strategy and practices, pose risks to our business.

Our clients use our products and services as they believe the value received from paying for our products and services justifies the cost of those services. We believe the overall level of engagement of our users with our clients is critical to our success and our long-term financial performance. As we evolve our user engagement and advertising strategy and practices, we may not be successful in improving user engagement in a cost-efficient manner, or at all. Certain operating decisions, including our substantially decreased usage of pop-under advertisements, may significantly decrease our user engagement and/or traffic, increase the cost of generating user engagement and/or traffic or decrease our overall success rate in promoting engagement on our platform. Declining user growth, engagement or traffic could make us less attractive to our clients, which may seriously harm our business. In addition, we continue to compete with other companies to attract and retain consumer attention. A number of factors have affected and could potentially negatively affect our reported user engagement and/or traffic and our overall user engagement with our clients, including if:

- we do not provide a compelling consumer experience to entice consumers to use our products and services, or our consumers don't have the ability to maximize the consumer experience;
- we are unable to convince consumers and clients of the value and usefulness of our platform and services;
- we are unable to find cost-effective marketing channels or other strategies to drive traffic to our website, including replacing any pop-under advertisements that we have decreased our usage of or discontinued;
- our products fail to operate effectively on the iOS or Android mobile operating systems;
- we are unable to continue to develop products that work with a variety of mobile operating systems, networks and smartphones;
- we do not provide a compelling consumer experience because of the decisions we make regarding the type and frequency of advertisements that we display or the structure and design of our products;
- consumers engage more with competing platforms or products at the expense of ours or those of our clients;
- if the manner in which we promote engagement or traffic is seen by consumers or clients as unappealing or harm our brand image or reputation;
- there are concerns about the privacy implications, safety, or security of our products;
- our products are subject to increased regulatory scrutiny or approvals, or there are changes in our products that are mandated or prompted by legislation, regulatory authorities, executive actions, or litigation, including settlements or consent decrees, that adversely affect the consumer experience;
- technical or other problems frustrate the consumer experience, including by providers that host our platforms, particularly if those problems prevent us from delivering our product experience in a fast and reliable manner;
- we, our partners, or other companies in our industry segment are the subject of adverse media reports or other negative publicity, some of which may be inaccurate or include confidential information that we are unable to correct or retract; or
- our current or future products reduce consumer activity on our website or our applications by making it easier for our consumers to interact directly with our clients.

Any decrease to consumer retention, growth, or engagement could render our products less attractive to consumers, advertisers, or partners, and could seriously harm our business.

We may be unable to prevent others from aggregating or misappropriating data from our websites.

From time to time, third parties have misappropriated data from our website through website scraping, software robots or other means, and aggregated this data on their websites with data from other companies. Additionally, copycat websites have misappropriated data on our network and attempted to imitate our brand or the functionality of our website. We may be unable to detect all such websites and activity in a timely manner and even timely technological and legal measures may be insufficient to halt their operations or protect us against the impact of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, operating results or financial condition. In addition, to the extent that such activity creates confusion among clients or consumers, decreases the likelihood that consumers use our platform to access information, or reduces the distinctiveness of our products in the marketplace, our brand and business could be harmed.

If our information technology systems or those third parties with whom we work, or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we collect, receive, store, generate, use, protect, secure, dispose of, transmit, disclose, or otherwise make accessible (collectively "process") proprietary, confidential, and sensitive data, including personal data, intellectual property, and trade secrets. We rely upon third parties (such as service providers) for certain data processing-related activities, such as data centers, cloud hosting platforms, marketing communications, and application providers. For example, we rely on data centers and other technologies and services provided by third parties in order to host our cloud-based infrastructure that operates our business. If any of these services becomes unavailable or otherwise is unable to serve our requirements due to extended outages, interruptions, or facility closure, or because it is no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our operations otherwise could be disrupted or otherwise impacted until appropriate substitute services, if available, are identified, obtained and implemented. Additionally, we rely on a number of third-party "cloud-based" providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services, some financial functions and systems used to provide solutions to our clients, and we are therefore dependent on the security systems of these providers. We also share and receive certain sensitive data with or from third parties.

Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, which has occurred in the past, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent – particularly for companies like ours that are engaged in critical infrastructure or manufacturing – and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds.

Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). For example, we implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of inaccuracies in the data we collect for our clients, or unauthorized access or damage to, or the loss, acquisition, or inadvertent release or exposure of confidential or other sensitive data could cause our reputation to be harmed and result in claims against us, and cannabis businesses may elect not to purchase our products or, in the case of existing clients, renew their agreements with us or we may incur increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could harm our operating results and growth prospects. In addition to bugs, we may not detect and remediate all identified vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any actual or perceived security incident could damage our reputation and brand, result in decreased utilization of our platform or prevent users from using our platform, expose us to fines and penalties, government investigations and a risk of litigation and possible liability, require us to expend significant capital and other resources (including management's attention) to alleviate any resulting problems and otherwise to remediate the incident, and require us to expend increased cybersecurity protection costs. We have in the past and may in the future incur significant costs in an effort to detect and prevent security incidents. Numerous state, federal and foreign laws and regulations require companies to notify individuals, regulatory authorities, or other stakeholders of certain security involving incidents, including those that involve certain types of personal data. Any disclosures of security incidents, pursuant to these laws or regulations or otherwise, could lead to regulatory investigations and enforcement and negative publicity, and may cause our clients and consumers to lose confidence in the effectiveness of our data security measures.

Any of these impacts or circumstances arising from an actual or perceived security incident could materially and adversely affect our business, financial condition, reputation and relationships with clients and consumers.

Furthermore, while our errors and omissions insurance policies include liability coverage for certain of these matters, if we experienced a significant security incident, we could be subject to claims or damages that exceed our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or insurance requirements, could have a material and adverse effect on our business, including our financial condition, operating results, and reputation.

Additionally, sensitive information of the Company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies.

Our operations and employees face risks related to macroeconomic conditions and catastrophic events, that have adversely impacted and could in the future adversely impact our business, financial condition and operating results.

Macroeconomic conditions, including but not limited to inflation, tariffs, uncertain credit and global financial markets, past and potential future disruptions in access to bank deposits or lending commitments due to bank failures; current and potential future geopolitical events, including the military conflicts between Russia and Ukraine and the state of war between Israel and Hamas and the related risk of a larger regional conflict; and the occurrence of a catastrophic event, including but not limited to severe weather, wildfire, war, or terrorist attack, could adversely impact our business, financial condition and operating results. For example, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also face risks related to public health crises , like the COVID-19 pandemic and other adverse health developments. For example, in connection with the COVID-19 pandemic, governments implemented significant measures

intended to control the spread of the virus, including closures, quarantines, travel restrictions and other social distancing directives.

To the extent that restrictions or prevention and mitigation measures are implemented in connection with any future pandemic or outbreak of disease, there may be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect our operations as well as our relationships with clients and consumers. For instance, despite the overall increases in demand described below, some of our clients' operations were initially significantly disrupted in certain jurisdictions, causing a temporary significant decrease in activity on our platform in those jurisdictions.

Shelter-in-place orders and similar regulations resulting from catastrophic events could impact our client's ability to operate their businesses, consumers' ability to pick up orders, and our client's ability to make deliveries. Such events have in the past caused, and may in the future cause, a temporary closure of our clients' businesses, either due to government mandate or voluntary preventative measures, and many of our clients may not be able to withstand prolonged interruptions to their businesses, and may be forced to go out of business. Any limitations on or disruptions or closures of our clients' businesses could adversely affect our business. Further, we may experience a decrease in new clients due to a lack of financial resources or a decline in new markets as businesses and financial markets deal with the impact of any future catastrophic events. Further, these conditions may impact our ability to access financial markets to obtain the necessary funding to expand our business, which may adversely affect our liquidity and working capital.

It is not currently possible to ascertain the overall impact of such an event on our business. However, if such an event occurs, the event may harm our business, and may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Fluctuations in our quarterly and annual operating results may adversely affect our business and prospects.

You should consider our business and prospects in light of the risks and difficulties we encounter in the uncertain and rapidly evolving market for our solutions. Because the cannabis information market is new and evolving, predicting its future growth rate and size is difficult. This reduces our ability to accurately evaluate our future prospects and forecast quarterly or annual performance. In addition to the other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract new clients and consumers and retain existing clients and consumers;
- our ability to accurately forecast revenue and appropriately plan our expenses;
- the effects of changes in search engine placement and prominence;
- the effects of increased competition on our business;
- our ability to successfully expand in existing markets and successfully enter new markets;
- the impact of global, regional or economic conditions;
- the ability of licensed cannabis markets to successfully grow and out compete illegal cannabis markets;
- our ability to protect our intellectual property;
- our ability to maintain and effectively manage an adequate rate of growth;
- our ability to maintain and increase traffic to our platform;
- costs associated with defending claims, including intellectual property infringement claims and related judgments or settlements;
- changes in governmental or other regulation affecting our business;
- interruptions in platform availability and any related impact on our business, reputation or brand;
- the attraction and retention of qualified personnel;
- the effects of natural or man-made catastrophic events; and
- the effectiveness of our internal controls, including the material weaknesses that we have identified.

We may improve our products and solutions in ways that forego short-term gains.

We seek to provide the best experience for the clients and consumers who use our platform. Some of our changes may have the effect of reducing our short-term revenue or profitability if we believe that the benefits will ultimately improve our business and financial performance over the long term. Any short-term reductions in revenue or profitability could be greater than planned or

the changes mentioned above may not produce the long-term benefits that we expect, in which case our business and operating results could be adversely affected.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, and anti-corruption laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities.

We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Export controls and trade sanctions laws and regulations may restrict or prohibit altogether the provision, sale, or supply of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo.

Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

We are subject to risks inherent in foreign operations, including social, political and economic flux and compliance with additional U.S. and foreign laws, including those related to anti-bribery and anti-corruption, and may not be able to successfully maintain or expand our foreign operations.

We sell our Weedmaps for Business offering in the United States and have a limited number of non-monetized listings in several other countries including Austria, Canada, Germany, the Netherlands, Spain, Switzerland, and Uruguay. We anticipate growing our business, in part, by continuing to expand our foreign operations. As we continue our expansion, we may enter new foreign markets where we have limited or no experience marketing and deploying our platform. If we fail to launch or manage our foreign operations successfully, our business may suffer. Additionally, as our foreign operations expand, or more of our expenses are denominated in currencies other than the U.S. dollar, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. In addition, as our foreign operations continue to grow, we are subject to a variety of risks inherent in doing business internationally, including:

- political, social and economic instability;
- risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy and data protection, and unexpected changes in laws, regulatory requirements and enforcement;
- fluctuations in currency exchange rates;
- higher levels of credit risk and payment fraud;
- complying with tax requirements of multiple jurisdictions;
- enhanced difficulties of integrating any foreign acquisitions;
- the ability to present our content effectively in foreign languages;
- complying with a variety of foreign laws, including certain employment laws requiring national collective bargaining agreements that set minimum salaries, benefits, working conditions and termination requirements;
- reduced protection for intellectual property rights in some countries;
- difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple foreign locations;
- regulations that might add difficulties in repatriating cash earned outside the United States and otherwise preventing us from freely moving cash;
- import and export restrictions and changes in trade regulation;
- complying with statutory equity requirements;

- complying with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, the Corruption of Public Officials Act (Canada), and similar laws in other jurisdictions; and

- export controls and economic sanctions administered by the U.S. Department of Commerce Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control.

We are subject to industry standards, governmental laws and regulations, contractual obligations, policies, and other obligations governing privacy, data protection and information security, and any actual or perceived failure to comply with such obligations could harm our business.

In the ordinary course of business, we process personal data and other sensitive information, including proprietary and confidential business data, intellectual property, and sensitive third-party data. Our data processing subjects us to various federal, state, provincial and foreign laws and regulations, as well as other obligations including contractual obligations, industry standards and internal and external policies related to privacy, data protection, and information security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the Telephone Consumer Protection Act of 1991 ("TCPA") impose specific requirements on communications with customers. For example, the TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as sale of personal data, targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as obtaining consumer consent and conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act ("CCPA"), applies to personal data of consumers, business representatives, and employees who are California residents, provides for fines, and allows private litigants affected by certain data breaches to recover significant statutory damages for certain data breaches. A number of other proposals are being considered or have passed at the federal, state, and local levels, and we expect more states to pass similar laws in the future.

Many foreign countries and governmental bodies, including Canada, the United Kingdom ("UK"), and the European Union ("E.U.") have laws and regulations concerning the processing of personal information, including for example, in Canada, the federal Personal Information Protection and Electronic Documents Act, or PIPEDA and various related laws. Further, Canada has robust anti-spam legislation, the Anti-Spam Legislation, or CASL. The penalties for non-compliance under CASL are significant. In addition, the E.U.'s General Data Protection Regulation, or the EU GDPR, and the United Kingdom's GDPR, or UK GDPR (collectively, "GDPR") regulate the processing of personal data and provide for substantial penalties for noncompliance. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, up to 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

There are also laws governing the privacy of consumer health data. For example, Washington's My Health My Data Act broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws.

Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions have and may continue to adopt similarly stringent data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that a company can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for a company to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, a company could face significant adverse consequences, including, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against their processing or transferring of personal data related to EU users. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

We are bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the CCPA, require our customers to impose specific contractual restrictions on their service providers.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, if we share consumer information to third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

We publish privacy policies, marketing materials and other statements regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers' data privacy expectations) are evolving, becoming increasingly stringent, and creating uncertainty. These obligations have and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations. Future laws, regulations, standards and other obligations, or amendments or changes in the interpretation of existing laws, regulations, standards and other obligations, could impair our or (or the third parties upon whom we rely) ability to collect, use, disclose or otherwise process information relating to employees or consumers, which could decrease demand for our applications, increase our costs and impair our ability to maintain and grow our client and consumer bases and increase revenue. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. Any failure or perceived failure by us or the third parties upon whom we rely to comply with federal, state, provincial or foreign laws or regulations, industry standards, contractual obligations or other legal obligations may result in governmental enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar) and prosecutions, private litigation (including class actions) and mass arbitration demands, adverse publicity that could cause employees, clients and consumers to lose trust in us, additional reporting requirements and/or oversight, bans on processing personal data, and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Governmental regulation of the internet continues to develop, and unfavorable changes could substantially harm our business and operating results.

We are subject to general business regulations and laws as well as federal, state, provincial and foreign laws specifically governing the internet. Existing and future laws and regulations, narrowing of any existing legal safe harbors, or previous or future court decisions may impede the growth of the internet or online products and solutions, and increase the cost of providing online products and solutions. These laws may govern, among other issues, taxation, tariffs, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential internet access and the characteristics and quality of offerings. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, and libel apply to the internet or online services. There is also a risk that these laws may be interpreted and applied in conflicting ways across jurisdictions, and in a manner that is not consistent with our current

practices. Unfavorable resolution of these issues may limit our business activities, expose us to potential legal claims or cause us to spend significant resources on ensuring compliance, any of which could harm our business and operating results.

We may be subject to claims brought against us as a result of content we provide.

We provide educational information regarding the use and potential effects of various types of cannabis products through our platform, including information regarding therapeutic uses for cannabis. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers or others may sue us for various causes of action. Although our website and mobile applications contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by third parties that our online agreements with consumers that provide the terms and conditions for use of our websites and mobile applications are unenforceable. A finding by a court that these agreements are invalid and that we are subject to liability could harm our business and require costly changes to our business.

For content that we publish or provide ourselves, we have editorial procedures in place to provide quality control of the information that we publish or provide. However, we cannot assure you that our editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time-consuming and could divert management's attention away from our operations. In addition, our business is based on establishing the reputation of our platform as trustworthy and dependable sources of educational information. Allegations of impropriety or inaccuracy, even if unfounded, could harm our reputation and business.

We may be subject to legal claims based on the content published to our platform.

We may be subject to legal claims relating to information made available through our platform, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. These claims or allegations could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims or allegations. In some instances, we may elect or be compelled to remove content, or may be forced to pay substantial damages or administrative monetary penalties, if we are unsuccessful in our efforts to defend against these claims or allegations. If we elect, or are compelled, to remove valuable content from our platform, our platform or services may become less useful to consumers, which could have a negative impact on our business and financial performance. This risk may also be greater in certain jurisdictions outside of the United States where our protections from such liability may be unclear.

Future investments in alternative revenue streams or acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.

We believe that our long-term growth depends in part on our ability to develop and monetize additional aspects of our platform. Developing new products and solutions may involve significant investments of capital, time, resources and managerial attention. We have limited experience with developing, implementing and managing revenue streams other than our core listing business, and there can be no assurance that we will successfully implement any new products or solutions. External factors, such as additional regulatory compliance obligations, may also affect the successful implementation of new products and solutions through our platform.

Additionally, we may make acquisitions that could be material to our business, operating results, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

- an acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us, and potentially across different cultures and languages in the event of a foreign acquisition;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may result in a delay or reduction of sales for both us and the company we acquired due to uncertainty about continuity and effectiveness of products or support from either company;

- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

- potential strain on our financial and managerial controls and reporting systems and procedures;

- potential known and unknown liabilities associated with an acquired company;

- if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

- the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

- to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing equity holders may be diluted and earnings per share may decrease; and

- managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, operating results, financial condition and cash flows.

We may need to raise additional capital, which may not be available on favorable terms, if at all, causing dilution to our stockholders, restricting our operations or adversely affecting our ability to operate our business.

In the course of running our business, we may need to raise capital, certain forms of which may cause dilution to our stockholders. If our need is due to unforeseen circumstances or material expenditures or if our operating results are worse than expected, then we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and these additional financings could cause further dilution to our stockholders. Due to the current legal status of cannabis under U.S. federal law, we have experienced, and may in the future experience, difficulty attracting additional debt or equity financing. In addition, the current legal status of cannabis may increase the cost of capital now and in the future. Debt financing, if available, may involve agreements that include equity conversion rights, covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, expending capital, or declaring dividends, or that impose financial covenants on us that limit our ability to achieve our business objectives. Debt financings may contain provisions, which, if breached, may entitle lenders to accelerate repayment of loans, and there is no assurance that we would be able to repay such loans in such an event or prevent the foreclosure of security interests granted pursuant to such debt financing. If we need but cannot raise additional capital on acceptable terms, then we may not be able to meet our business objectives, our stock price may fall, and you may lose some or all of your investment.

Our business and operating results may be harmed if we are deemed responsible for the collection and remittance of state sales taxes or other indirect taxes.

We do not collect sales and use, value-added, goods and services, or other similar taxes as part of our client agreements in the United States or Canada. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. If we are deemed an agent for the clients on our platform under state or other applicable tax law, we may be deemed responsible for collecting and remitting such taxes directly to certain states or jurisdictions. It is possible that one or more states or other jurisdictions could seek to impose sales, use or other tax obligations on us with regard to the ordering functionality that we offer our clients. These taxes may be applicable to past sales. In addition, the U.S. Supreme Court's ruling in South Dakota v. Wayfair that a U.S. state may require an online retailer with no in-state property or personnel to collect and remit sales tax on sales to the state's residents may permit wider enforcement of sales tax collection requirements, which may increase the jurisdictions in which we may be required to collect and/or remit taxes. A successful assertion that we should be collecting sales, use or other taxes or remitting such taxes directly to states or other jurisdictions could result in substantial tax liabilities for past sales and additional administrative expenses and increase the cost of our products and solutions, which could harm our business and operating results.

We may be subject to potential adverse tax consequences both domestically and in foreign jurisdictions.

We are subject to taxes, such as income, payroll, sales, use, value-added, property and goods and services taxes, in both the United States and various foreign jurisdictions. Our domestic and foreign tax liabilities are subject to various jurisdictional rules regarding the timing and allocation of revenue and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate and to changes in tax laws or their interpretation. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. From time to time, we may be subject to income and non-income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our business,

results of operations and financial condition. In addition, audits may require ongoing time and attention from our management, which could limit their ability to focus on other aspects of our business and impact our business in the future.

Changes in accounting standards or other factors could negatively impact our future effective tax rate.

Our future effective tax rate may be affected by such factors as changes in tax laws, changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

Changes in tax laws or regulations and compliance in multiple jurisdictions may have a material adverse effect on our business, cash flow, financial condition or operating results.

We are subject to the income tax laws of the United States, Canada and several other foreign jurisdictions. New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could affect the tax treatment of our U.S. and foreign earnings. Any new taxes could adversely affect our domestic and foreign business operations and our business and financial performance. For example, in 2023, California implemented a 15% excise tax on cannabis sales to be paid by consumers and remitted by retailers, which is scheduled to increase to 19% in July 2025, which has and may continue to have a material adverse effect on the number of consumers purchasing cannabis, as well as negatively impact the operating results of cannabis retail, both of which has and may continue to adversely affect to our business, cash flow, financial condition and operating results. In addition, existing tax laws, statutes, rules, regulations, or ordinances, such as Section 280E of the Code, discussed in this Annual Report on Form 10-K, could be interpreted, changed, modified or applied adversely to us. Furthermore, changes to the taxation of undistributed foreign earnings could change our future intentions regarding reinvestment of such earnings. The foregoing items could have a material adverse effect on our business, cash flow, financial condition or operating results.

Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to inadvertently fail to comply. If we were to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on our business, results of operations and financial condition.

We have ongoing material weaknesses in our internal control over financial reporting as of December 31, 2024. If we are unable to remediate these material weaknesses or to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on management's assessment of our internal control over financial reporting, under the criteria described in the preceding sentence, management has identified that as of December 31, 2024, our internal control over financial reporting was not effective due to the ongoing material weaknesses in internal control over financial reporting.

As of December 31, 2024, we have an ongoing entity-level material weakness that was identified in the years ended December 31, 2023 and 2022, and for which remediation efforts continued in the year ended December 31, 2024 as further described below.

- We did not fully maintain components of the COSO framework, including elements of the control environment, risk assessment, information and communication, and monitoring activities components, relating to (i) developing general control activities over technology to support the achievement of objectives across the entity, (ii) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives, including technology, across the entity, and (iii) sufficiency of selecting and developing control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels.

The entity-level material weakness contributed to material weaknesses within our system of internal control over financial reporting as follows:

Unremediated material weaknesses identified in the years ended December 31, 2024, 2023 and 2022

1. We did not design and maintain effective information technology (IT) general controls for certain information systems supporting our key financial reporting processes, including for our enterprise resource planning (ERP) system and for certain in-scope on-premise and vendor-supported applications. Specifically, we did not design, implement and maintain (a) change management controls to ensure that program and data changes affecting financial applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) access controls to ensure appropriate IT segregation of duties are maintained that adequately restrict and segregate privileged access between environments which support development and production, and (c) controls to monitor on an on-going basis for the proper segregation of privileged access between environments which support development and production. As a result, IT application controls and business process controls that are dependent on the ineffective IT general controls, or that rely on data produced from systems impacted by the ineffective IT general controls, are also deemed ineffective, which affects substantially all of our financial statement account balances and disclosures.

2. We did not design and maintain effective process-level controls related to the order-to-cash cycle (including revenues, accounts receivables, and deferred revenue), procure-to-pay-cycle (including operating expenses, prepaid expenses and other current assets, accounts payable and accrued expenses), capitalized software and long-term assets. As of December 31, 2024, we also concluded that this material weakness applied to the payroll cycle and income taxes

Additionally, these material weaknesses could result in a misstatement of account balances or disclosures that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

If we are unable to remediate these material weaknesses or to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Management has been implementing and continues to implement measures to remediate the ongoing material weaknesses. However, until the remediation plan is implemented, tested, and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. Additionally, these remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements. As a result, investors may lose confidence in the accuracy and completeness of our financial reporting, access to capital markets and perceptions of our creditworthiness could be adversely affected and our stock price may decline as a result. Also, the existence of any current or future material weakness could require management to devote significant time and incur significant expense to remediate any such material weakness, and management may not be able to remediate any such material weakness in a timely manner, or at all. These events could have a material and adverse effect on our business, operating results, financial condition and prospects. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We previously restated our financial statements for several quarters, which resulted in unanticipated costs and may adversely affect investor confidence, our stock price, our ability to raise capital, raise reputational issues and may subject us to additional risks and uncertainties, including the increased possibility of legal proceedings and regulatory inquiries

On May 20, 2024, management and the audit committee of our board of directors concluded that our previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023, six months ended June 30, 2023 and nine months ended September 30, 2023 included in our Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2023, August 9, 2023 and November 8, 2023, respectively (collectively, the "Affected Periods"), were materially misstated and should no longer be relied upon due to identified errors in the application of our revenue recognition policies related to the cash collection of a certain subset of our customers that had been placed on a cash basis. As a result, we restated the financial statements for the Affected Periods.

As a result of this error and the resulting restatement of our unaudited condensed consolidated financial statements for the impacted periods, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with or related to the restatement, and have become subject to a number of additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results. Any restatements may have the effect of eroding investor confidence in us and our financial reporting and

accounting practices and processes and may raise reputational issues for our business. The restatements may negatively impact the trading price of our securities and may make it more difficult for us to raise capital on acceptable terms, or at all.

Risks Related to Our Organizational Structure

In this discussion of risks related to our organizational structure, references to "we," "us" and "our" generally refer to WM Technology Inc.

We are a holding company and our only material asset is our interest in WMH LLC, and we are accordingly dependent upon distributions made by WMH LLC and its subsidiaries to pay taxes, make payments under the tax receivable agreement and pay dividends.

We are a holding company with no material assets other than our ownership of units of WMH LLC ("WMH Units") and our managing member interest in WMH LLC. As a result, we have no independent means of generating revenue or cash flow. Our ability to pay taxes, make payments under the tax receivable agreement (the "TRA") and pay dividends will depend on the financial results and cash flows of WMH LLC and its subsidiaries and the distributions we receive from WMH LLC. Deterioration in the financial condition, earnings or cash flow of WMH LLC and its subsidiaries for any reason could limit or impair WMH LLC's ability to pay such distributions. Additionally, to the extent that we need funds and WMH LLC and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or WMH LLC is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

WMH LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, WMH LLC's taxable income will be allocated to holders of WMH Units, including us. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of WMH LLC. Under the terms of the amended operating agreement, WMH LLC is obligated to make tax distributions to holders of WMH Units (including us) calculated at certain assumed tax rates. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the TRA agreement (and the cost of administering such payment obligations), which could be significant. We intend to cause WMH LLC to make distributions to holders of WMH Units in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the TRA and dividends, if any, declared by us. However, as discussed below, WMH LLC's ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which WMH LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering WMH LLC insolvent. If our cash resources are insufficient to meet our obligations under the TRA and to fund our obligations, we may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA.

Additionally, although WMH LLC generally will not be subject to any entity-level U.S. federal income tax, it may be liable under the Code and related guidance for adjustments to its tax return, absent an election to the contrary. In the event WMH LLC's calculations of taxable income are incorrect, its members, including us, in later years may be subject to material liabilities pursuant to these provisions.

Dividends on our Class A Common Stock, if any, will be paid at the discretion of our board of directors, which will consider, among other things, our business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our stockholders. In addition, WMH LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, the liabilities of WMH LLC (with certain exceptions) exceed the fair value of its assets. WMH LLC's subsidiaries are generally subject to similar legal limitations on their ability to make distributions to WMH LLC. If WMH LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired.

In certain circumstances, WMH LLC will be required to make distributions to us and the other holders of WMH Units, and the distributions that WMH LLC will be required to make may be substantial.

As discussed above, WMH LLC will generally be required from time to time to make pro rata distributions in cash to us and the other holders of WMH Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on our and the other WMH equity holders' respective allocable shares of the taxable income of WMH LLC. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other holders of WMH Units, (ii) the lower tax rate

applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the tax rate applicable to individuals) in calculating WMH LLC's distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. We will determine in our sole discretion the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the TRA and the payment of other expenses. We will have no obligation to distribute such excess cash (or other available cash other than any declared dividend) to the holders of Class A Common Stock. No adjustments to the redemption or exchange ratio of WMH Units for shares of Class A Common Stock will be made as a result of either (i) any cash dividend by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on Class A Common Stock and instead, for example, hold such cash balances or lend them to WMH LLC, other holders of WMH Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A Common Stock following a redemption or exchange of their WMH Units.

We will be required to pay the WMH LLC Class A equity holders and any other persons that become parties to the tax receivable agreement for certain tax benefits we may receive and the amounts payable may be substantial.

Acquisitions by us of Legacy WMH common units in the Business Combination and subsequent taxable redemptions or exchanges of Class A units representing limited liability company interests of WMH LLC (the "Class A Units") by the WMH LLC equity holders for shares of Class A Common Stock or cash pursuant to the exchange agreement have resulted, and are expected to continue to result in, favorable tax attributes for us.

In connection with the Business Combination, we entered into the TRA with WMH Class A equity holders and their representative. Under the TRA, we generally are required to pay to the WMH LLC Class A equity holders, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) increases to the tax basis of WMH LLC's assets resulting from acquisitions by us of Legacy WMH common units for cash in the Business Combination and taxable redemptions or exchanges of Class A Units for shares of Class A Common Stock or cash pursuant to the exchange agreement, (ii) tax benefits related to imputed interest or (iii) tax attributes resulting from payments made under the TRA. The payment obligations under the TRA are our obligations and not obligations of WMH LLC.

The payments we will be required to make under the TRA may be substantial. Potential payments will depend on the future tax savings that we will be realize (or, in certain circumstances, are deemed to realize), and the TRA payments made by us will be calculated based in part on the market value of the Class A Common Stock at the time of each redemption or exchange under the exchange agreement and the prevailing applicable tax rates applicable to us over the life of the TRA and will depend on us generating sufficient taxable income to realize the tax benefits that are subject to the TRA. Payments under the TRA are not conditioned on the WMH LLC Class A equity holders' continued ownership of us. See Note 15, "Income Taxes," to our audited consolidated financial statements included herein.

In certain cases, payments under the TRA may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

Payments under the TRA will be based on the tax reporting positions we determine, and the U.S. Internal Revenue Service ("IRS") or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, or other tax attributes subject to the TRA, and a court could sustain such challenge. The parties to the TRA will not reimburse us for any payments previously made if such tax basis, or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the TRA will be netted against future payments otherwise to be made under the TRA, if any, after the determination of such excess.

In addition, the TRA provides that if (1) we breach any of our material obligations under the TRA (including in the event that we are more than three months late making a payment that is due under the TRA, except in the case of certain liquidity exceptions) (2) we are subject to certain bankruptcy, insolvency or similar proceedings, or (3) at any time, we elect an early termination of the TRA, our obligations under the TRA (with respect to all Class A Units, whether or not such units have been exchanged or redeemed before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, (x) our obligations under the TRA with respect to Class A Units that have been exchanged or redeemed prior to or in connection with such change of control transaction would accelerate and become payable in a lump sum as described above and (y) with respect to Class A Units that have not been exchanged as of such change of control transaction, our or our successor's obligations under the TRA would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA As a result, upon any acceleration of our obligations under the TRA (including upon a change of control), we could be required to make payments under the TRA that are greater than 85% of our actual cash tax savings, which could negatively

impact our liquidity. The change of control provisions in the TRA may also result in situations where the WMH LLC Class A equity holders have interests that differ from or are in addition to those of the holders of our Class A Common Stock.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA depends on the ability of WMH LLC to make distributions to us. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Additional Risks Related to the Cannabis Industry

Cannabis remains prohibited under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability to execute our business plan.

Cannabis, other than hemp (defined by the U.S. government as *Cannabis sativa* L. with a THC concentration of not more than 0.3% on a dry weight basis), is a prohibited controlled substance under the CSA. Even in states or territories that have legalized cannabis to some extent, the cultivation, possession and sale of cannabis all violate the CSA and are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law. Since 2014, however, the U.S. government has not prioritized the enforcement of those laws against cannabis companies complying with state law and their vendors. It is unclear whether that policy of prosecutorial discretion will continue under the new administration under President Trump; while President Trump has been generally supportive of cannabis during the campaign, his Attorney General and acting DEA Administrator picks have not supported cannabis in the past. Therefore, federal prosecutions against state-legal entities cannot be ruled out entirely at this time.

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum for all U.S. Attorneys (the "Sessions Memo") rescinding certain past DOJ memoranda on cannabis law enforcement, including the Memorandum by former Deputy Attorney General James Michael Cole (the "Cole Memo") issued on August 29, 2013, under the Obama administration. Describing the criminal enforcement of federal cannabis prohibitions against those complying with state cannabis regulatory systems as an inefficient use of federal investigative and prosecutorial resources, the Cole Memo gave federal prosecutors discretion not to prosecute state law compliant cannabis companies in states that were regulating cannabis, unless one or more of eight federal priorities were implicated, including use of cannabis by minors, violence, or the use of federal lands for cultivation. The Sessions Memo, which remains in effect, states that each U.S. Attorney's Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors could and still can use their prosecutorial discretion to decide to prosecute even state legal cannabis activities. Since the Sessions Memo was issued over seven years ago, however, U.S. Attorneys have generally not prioritized the targeting of state law compliant entities.

We cannot assure that each U.S. Attorney's Office in each judicial district where we operate will not choose to enforce federal laws governing cannabis sales against state-legal companies like our business clients. The basis for the federal government's lack of recent enforcement with respect to the cannabis industry extends beyond the strong public sentiment and ongoing prosecutorial discretion. Since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ, which includes the DEA, from using appropriated funds to prevent states from implementing their medical-use cannabis laws (formerly known as the Rohrabacher-Bluemnauer Amendment, and now known as the Joyce Amendment). In 2021, President Joe Biden became the first president to propose a budget with the Joyce amendment included. The amendment most recently was renewed through the signing of the stopgap spending bill. While the Joyce Amendment has continuously been renewed since its inception with little fanfare, there is no assurance that Congress will approve inclusion of a similar prohibition on DOJ spending in future appropriations bills.

In *USA vs. McIntosh*, the U.S. Court of Appeals for the Ninth Circuit held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. The court noted that, if the spending bill provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision was previously in force. Other courts that have considered the issue have ruled similarly, although courts disagree about which party bears the burden of proof of showing compliance or noncompliance with state law. Our policies do not prohibit our state-licensed cannabis retailers from engaging in the cannabis business for adult use that is permissible under state and local laws. Consequently, certain of our retailers currently (and may in the future) sell adult-use cannabis, if permitted by such state and local laws now or in the future, and therefore may be outside any protections extended to medical-use cannabis under the spending bill provision. This could subject our clients to greater and/or different federal legal and other risks as compared to businesses where cannabis is sold exclusively for medical use, which could in turn materially adversely affect our business. Furthermore, any change in the federal government's

enforcement posture with respect to state licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to client base, which would adversely affect our operations, cash flow and financial condition.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act of 1970, as amended (the "Bank Secrecy Act"). The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ's rescission of the Cole Memo, supplemental guidance from the DOJ issued under the Obama Administration directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. With the rescission of the Cole Memo, there is increased uncertainty and added risk that federal law enforcement authorities could seek to pursue money laundering charges against entities or individuals engaged in supporting the cannabis industry.

Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where we operate will not choose to strictly enforce the federal laws governing cannabis production or distribution. Any change in the federal government's enforcement posture with respect to state-licensed cultivation of cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the United States. Furthermore, following any such change in the federal government's enforcement position, we could be subject to prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

In the prior administration, President Biden signed into law the "Medical Marijuana and Cannabidiol Research Expansion Act," a bill aimed at easing restrictions on cannabis research -- bipartisan legislation which is the first standalone cannabis reform bill to pass both the House and Senate. Additionally, on October 6, 2022, President Biden issued a presidential proclamation pardoning federal convictions for simple marijuana possession offenses, encouraging state governors to do the same on the state level where permissible, and requesting that the Secretary of Health and Human Services ("HHS") and the Attorney General initiate an administrative process to review cannabis's Schedule I classification under the CSA. On August 29, 2023, HHS issued a letter to the DEA recommending that cannabis be reclassified as a Schedule III controlled substance under the CSA. On May 16, 2024, President Biden announced that the U.S. Attorney General initiated proceedings to transfer cannabis from Schedule I to Schedule III, through an NPRM published on May 21, 2024. Following the NPRM, DEA issued a notice for a hearing which commenced in November 2023, but the hearing is currently stayed pending an administrative interlocutory appeal. It is unclear when the hearing will recommence, and whether the new administration will support rescheduling. If rescheduling does occur, this would be a momentous change whose full implications are currently unknown. The DEA's decision to reclassify cannabis would neither legalize nor likely eliminate current state cannabis programs. If placed under Schedule III, cannabis will remain a controlled substance and state-legal programs will continue to operate outside of federally legal channels in their distribution of the substance particularly because no state operator holds a DEA registration to possess or distribute cannabis. However, some fear that, if cannabis is successfully rescheduled, the DEA or FDA may impose additional requirements or begin to target enforcement of state cannabis programs. If our clients are ultimately negatively impacted by rescheduling, we would likely be unable to execute our business plan, and our business and financial results would be adversely affected.

Additionally, although President Trump has appeared supportive of the cannabis industry, his nominees have not offered clear answers on their cannabis stance. The President alone cannot reschedule or legalize medical cannabis, and as states have demonstrated, legalizing cannabis can take many different forms.

U.S. Attorney General Pam Bondi has repeatedly declined to specify her stance on cannabis policy issues, responding to all related questions from senators that she will give "careful consideration after consulting with appropriate Department officials." She also avoided specifying her stance on the federal enforcement of cannabis laws. Therefore, key questions remain about how Attorney General Bondi would handle both the rescheduling process and federal enforcement priorities. Despite President Trump's recent support for cannabis rescheduling and ending arrests for personal use, Attorney General Bondi's past record as Florida Attorney General shows opposition to medical cannabis legalization, including defending a ban on smoking medical cannabis in 2018, which has raised concerns among advocates about her approach at the federal level. It is unclear whether the status quo of federal non-enforcement will continue for the foreseeable future; however, increased enforcement would be a marked departure from the prior ten years and inconsistent with President Trump's purported views on cannabis.

Furthermore, while industry observers are hopeful that there will continue to be incremental federal cannabis policy reform, we cannot provide assurances about the content, timing or chances of passage of a bill legalizing cannabis. In recent years, members of the U.S. Congress from both parties have introduced bills to end the federal cannabis prohibition, by de-scheduling cannabis completely and regulating it, as well as incremental reform bills, including the "Medical Marijuana and Cannabidiol

Research Expansion Act" described above. Since the recent election, however, there has also been proposed anti-cannabis legislation, for example, a bill aiming to ensure 280E continues to apply to state cannabis businesses even if cannabis is ultimately rescheduled to schedule III. Nevertheless, the timing of federal reform remains unknown, it is expected that federal policy on cannabis will continue becoming more, rather than less, permissive, and legislative efforts to legalize cannabis banking at the national level are likely to continue in 2025. We cannot predict the timing of any change in federal law or possible changes in federal enforcement. In the unlikely event that the federal government were to reverse its long-standing hands-off approach to the state legal cannabis markets and start more broadly enforcing federal law regarding cannabis, we would likely be unable to execute our business plan, and our business and financial results would be adversely affected.

Our business and our clients are subject to a variety of U.S. and foreign laws regarding financial transactions related to cannabis, which could subject our clients to legal claims or otherwise adversely affect our business.

We and our clients are subject to a variety of laws and regulations in the United States regarding financial transactions. Violations of the U.S. anti-money laundering ("AML") laws require proceeds from enumerated criminal activity, which includes trafficking in cannabis in violation of the CSA. Financial institutions that both we and our clients rely on are subject to the Bank Secrecy Act, as amended by Title III of the USA Patriot Act. In Canada, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder and the Criminal Code (Canada) apply. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture.

In 2014, the DOJ under the Obama administration directed federal prosecutors to exercise restraint in prosecuting AML violations arising in the state legal cannabis programs and to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals based upon cannabis-related activity. Around the same time, the Treasury Department issued guidance that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions' obligations under the Bank Secrecy Act. Then-Attorney General Sessions' rescission of the DOJ's guidance on the state cannabis programs in early 2018 increased uncertainty and heightened the risk that federal law enforcement authorities could seek to pursue money laundering charges against entities, or individuals, engaged in supporting the cannabis industry. On January 31, 2018, the Treasury Department issued additional guidance that the 2014 Guidance would remain in place until further notice, despite the rescission of the DOJ's earlier guidance memoranda. A detailed description of current U.S. policy and the legal status of cannabis, including President Trump's prior lack of action against cannabis and his current stance on cannabis, can be found in the "U.S. and Territories" section.

We are subject to a variety of laws and regulations in the United States, Canada and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada) and the Money Laundering Control Act (U.S.), as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the United States, Canada or any other jurisdiction in which we have business operations or to which we export our offerings. If any of our clients' business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, our clients could be subject to criminal liability and significant penalties and fines. Any violations of these laws, or allegations of such violations, by our clients could disrupt our operations and involve significant management distraction and expenses. As a result, a significant number of our clients facing money laundering charges could materially affect our business, operations and financial condition. Additionally, proceeds from our clients' business activities, including payments we have received from those clients, could be subject to seizure or forfeiture if they are found to be illegal proceeds of a crime transmitted in violation of anti-money laundering laws, which could have a material adverse effect on our business. Finally, if any of our clients are found to be violating the above statutes, this could have a material adverse effect on their ability to access or maintain financial services, as discussed in detail below, which could, in turn, have a material adverse effect on our business.

We are dependent on our banking relations, and we may have difficulty accessing or consistently maintaining banking or other financial services due to our connection with the cannabis industry.

Although we do not grow or sell cannabis products, our general connection with the cannabis industry may hamper our efforts to do business or establish collaborative relationships with others that may fear disruption or increased regulatory scrutiny of their own activities.

We are dependent on the banking industry to support the financial functions of our products and solutions. Our business operating functions including payroll for our employees and other expenses are reliant on traditional banking. Additionally, many of our clients pay us via wire transfer to our bank accounts, or via checks that we deposit into our banks. We require access to banking services for both us and our clients to receive payments in a timely manner. Lastly, to the extent we rely on any lines of credit, these could be affected by our relationships with financial institutions and could be jeopardized if we lose access to a bank account. Important components of our offerings depend on client accounts and relationships, which in turn depend on banking functions. Most federal and federally-insured state banks currently do not serve businesses that grow and sell cannabis products on the stated ground that growing and selling cannabis is illegal under federal law, even though the Treasury Department's Financial Crimes Enforcement Network ("FinCEN"), issued guidelines to banks in February 2014 that

clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions' obligations under the Bank Secrecy Act. While the federal government has generally not initiated financial crimes prosecutions against state-law compliant cannabis companies or their vendors, the government theoretically could, at least against companies in the adult-use markets. The continued uncertainty surrounding financial transactions related to cannabis activities and the subsequent risks this uncertainty presents to financial institutions may result in their discontinuing services to the cannabis industry or limit their ability to provide services to the cannabis industry or ancillary businesses providing services to the cannabis industry.

As a result of federal-level illegality and the risk that providing services to state-licensed cannabis businesses poses to banks, cannabis-related businesses face difficulties accessing banks that will provide services to them. When cannabis businesses are able to find a bank that will provide services, they face extensive client due diligence in light of complex state regulatory requirements and guidance from FinCEN, and these reviews may be time-consuming and costly, potentially creating additional barriers to financial services for, and imposing additional compliance requirements on, us and our clients. FinCEN requires a party in trade or business to file with the IRS, a Form 8300 report within 15 days of receiving a cash payment of over $10,000. While we receive very few cash payments for the products we sell, if we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, results of operations and financial condition. We cannot assure that our strategies and techniques for designing our products and solutions for our clients will operate effectively and efficiently and not be adversely impacted by any refusal or reluctance of banks to serve businesses that grow and sell cannabis products. A change in banking regulations or a change in the position of the banking industry that permits banks to serve businesses that grow and sell cannabis products may increase competition for us, facilitate new entrants into the industry offering products or solutions similar to those that we offer, or otherwise adversely affect our results of operations. Also, the inability of potential clients in our target market to open accounts and otherwise use the services of banks or other financial institutions may make it difficult for us to conduct business, including receiving payments in a timely manner.

We do not sell cannabis, or products that contain cannabis; accordingly, our company is not part of the cannabis industry that generally has been restricted from using federal and federally insured banks. However, because of "weed" in our name and the fact that our revenue is generated largely from companies licensed as operators in the cannabis industry, banks have and may continue to consider us to be subject to banking restrictions related to cannabis. If we were to lose any of our banking relationships or fail to secure additional banking relationships in the future, we could experience difficulty and incur increased costs in the administration of our business, paying our employees, accepting payments from clients, each of which may adversely affect our reputation or results of operations. Additionally, the closure of many or one of our bank accounts due to a bank's reluctance to provide services to a business working with state legal cannabis businesses would require significant management attention from us and could materially adversely affect our business and operations. In addition to banks and financial institutions, merchant processors may take a similar view of the risks of working with us since we provide services to cannabis businesses, and loss of any of our merchant processor relationships could have similar results. Moreover, Visa and Mastercard currently prohibit processing of transactions involving the sale of cannabis on their networks, and Mastercard has reportedly issued cease-and-desist letters to certain banks and payment processors to stop allowing such transactions on its debit cards. Although consumers cannot currently purchase products on the Weedmaps marketplace and we do not currently use, nor have we historically used, any of our merchant processing relationships to process payments for cannabis transactions, to the extent Visa or Mastercard extend these restrictions to cannabis-related businesses, our merchant processing relationships could be terminated, or we could be prevented from processing any Visa or Mastercard transactions, which could have a material adverse effect on our business and results of operations. Furthermore, our clients may be adversely impacted by Visa's or Mastercard's policies, which could in turn have a material adverse effect on our business and results of operations.

Participating in transactions involving proceeds derived from cannabis may constitute criminal money laundering.

Participating in transactions involving proceeds derived from cannabis may constitute criminal money laundering. It is a federal crime to engage in certain transactions involving the proceeds of a "specified unlawful activity" (a "SUA") when those transactions are designed to promote an underlying SUA, or conceal the source of the funds. Violations of the CSA and violations of a state's laws may be deemed to be SUAs. In the event that any of our investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues were found to be in violation of anti-money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of statutes of the United States or any other applicable jurisdiction. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions, or subsequently require us to repatriate such funds back to the United States from Canada or other foreign jurisdictions.

If any of our clients' business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, we and our investors could be subject to criminal liability and significant penalties and fines. Any violations of these laws, or allegations of such violations could disrupt our operations and involve significant management distraction and expenses. Facing money laundering charges could materially affect our business, operations and financial condition. Additionally, proceeds from our clients' business activities, if found to be in violation of

anti-money laundering laws, could subject payments we have received from those clients to seizure or forfeiture, if they are found to be illegal proceeds of a crime committed by a client, which could have a material adverse effect on our business and our investors. Finally, if we or any of our clients are found to be violating the above statutes, this could have a material adverse effect on our ability to access or maintain financial services, as discussed in detail below, which could, in turn, have a material adverse effect on our business.

We may have difficulty using bankruptcy courts due to our involvement in the regulated cannabis industry.

We currently have no need or plans to seek bankruptcy protection. U.S. courts have held that debtors whose income is derived from cannabis or cannabis assets in violation of the CSA cannot seek federal bankruptcy protections. Although we are not in the business of growing or processing cannabis or selling or even possessing cannabis or cannabis products, a U.S. court could determine that our revenue is derived from cannabis or cannabis assets and prevent us from obtaining bankruptcy protections if necessary.

The conduct of third parties may jeopardize our business.

We cannot guarantee that our systems, protocols and practices will prevent all unauthorized or illegal activities by our clients. Our success depends in part on our clients' ability to operate consistently with the regulatory and licensing requirements of each state, local and regional jurisdiction in which they operate. We have a dedicated Policy & Compliance Operations team that reviews cannabis license information for operational cannabis retail clients, both on submission and on an ongoing basis, to ensure validity and accuracy. We require all operational cannabis retailer clients, including storefronts and delivery services, to display on their WMH listing a valid, unexpired state-issued license number. For certain of our products or services, we request additional verification and documentation. We cannot ensure that the conduct of our clients, who are third parties, and their actions could expose them to legal sanctions and costs, which would in turn, adversely affect our business and operations.

The conduct of third parties may jeopardize our regulatory compliance.

While we are a technology company, not a cannabis licensee, and as such, are not subject to commercial cannabis regulations that apply to cannabis operators, we cannot guarantee that our systems, protocols and practices will prevent any and all unauthorized or illegal activities by our clients. Our success depends in part on our clients' ability to operate consistently with the regulatory and licensing requirements of each state, local and regional jurisdiction in which they operate. Despite the procedures and protocols in place for license verification by our Policy & Compliance Operations team, any non-compliance by our clients could put our business at risk, as discussed herein, and could also subject us to potential actions by state regulators, to the extent they could be applied to technology service providers, which could materially adversely affect our business, operations, financial condition, brand and reputation.

FDA regulation of adult-use and medical-use cannabis, as well as e-cigarettes and other vaping products, could negatively affect the cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis for adult-use and/or medical-use, it is possible that the U.S. Food and Drug Administration (the "FDA") would seek to regulate it under the Food, Drug and Cosmetics Act of 1938, as it has with federally legal hemp. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices related to the growth, cultivation, harvesting and processing of adult-use and medical-use cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where adult-use and medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations.

In the event that some or all of these regulations are imposed, we do not know what the impact would be on the adult-use and medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If our clients are unable to comply with any new rules, regulations or registration as prescribed by the FDA, or are unable to do so in a cost-effective manner, our clients may be unable to continue to operate their respective business in its current form, or at all, which may also result in our clients being unable to continue engaging our technology services.

Synthetic or hemp-derived products may compete with cannabis use and products.

The hemp and pharmaceutical industry may attempt to compete with or dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of hemp-derived containing intoxicating doses of THC or other cannabinoids (e.g., delta-8-THC) or derivative/synthetic products (e.g., THC-O) which emulate or even magnify the psychoactive effects of cannabis. Since the passage of the Farm Bill over six years ago, the hemp product market, and beverage market, in particular, has exploded – with 2024 sales for all hemp THC products projected to reach $3.5 billion and a path toward $4.4 billion by 2029. If such products continue to be successful, the widespread popularity of such products could continue to negatively impact the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of our cannabis clients to secure long-term profitability and success.

Products made with intoxicating cannabinoids from industrial hemp have several competitive advantages over similar cannabis derived products. Utilizing the legality of industrial hemp under U.S. federal law, many such products are available for sale

through unlicensed channels and are shipped in interstate commerce. Such products are increasingly available direct-to-consumer or at brick and mortar stores such as gas stations and convenience stores (often without age verification or other safeguards). While some states have attempted to prohibit or regulate such products, the requirements are much less onerous than for cannabis-licensees, and enforcement against manufacturers of such products have been limited. Furthermore, because testing standards are less rigorous or sometimes non-existent, hemp-derived products could have negative health consequences which consumers then generalize to cannabis products.

Additionally, some hemp companies sell hemp-derived THC products with state authorization. Hemp THC beverages, for example, are now expressly legal in several states, where they can be sold in liquor stores, restaurants and grocery stores. Given the similar intoxicating effects to cannabis-derived THC, which is an illegal substance under the CSA, the ease of acquiring such products, and its substantially lower price point, patients and consumers may choose to consume hemp-derived products in lieu of cannabis-derived products. In light of the substantial investment our clients have made and continue to make in state-licensed cannabis facilities, the widespread use of hemp-derived THC or synthetic products could adversely impact our clients, which could, in turn, have a material adverse effect on our business and results of operations.

We believe that Section 230(c)(1) of the Communications Decency Act ("CDA") provides immunity from civil and state criminal liability, but it is possible that it does not.

We believe that Section 230(c)(1) provides immunity from civil and state criminal liability to internet service provider intermediaries in the United States, such as us, for content provided on their platforms that they did not create or develop. We do not create or develop the information that appears on our clients' listing pages and advertising placements, although our moderation teams may take down a client's information if it breaches our listing restrictions or admonish consumers who post reviews that violate our community terms of use (which, for example, prohibit profanity and racism). We do author and edit certain original content that appears in other sections of our website, such as WM News, WM Learn and WM Policy. All of these sections are general news and information, and none of these sections are advertisements for, or listing pages of, cannabis businesses, except in limited circumstances related to descriptions of certain cannabis strains. For additional information about Section 230, see the section titled "Risk Factors—Risks Related to our Business and Industry." Our clients are subject to licensing and related requirements under applicable laws and regulations, and our own compliance policies, and some of our clients currently and in the future may not be in compliance with all such requirements. Despite our belief that we are protected by Section 230, it is possible that we are not, which would subject us to legal, business and operational risks. In addition, there have been various Congressional efforts to restrict the scope of the protections available to online platforms under Section 230 of the CDA, and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. We could also face fines or orders restricting or blocking our services in particular geographies as a result of content hosted on our services. For example, recently enacted legislation in Germany may impose significant fines for failure to comply with certain content removal and disclosure obligations.

We may continue to be subject to constraints on marketing our products.

Certain of the states in which we operate have enacted strict regulations regarding marketing and sales activities on cannabis products, which could affect our cannabis retail clients' demand for our listing and marketing services. There may be restrictions on sales and marketing activities of cannabis businesses imposed by government regulatory bodies that can hinder the development of our business and operating results because of the restrictions our clients face. If our clients are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products for our clients, this could hamper demand for our products and services from licensed cannabis retailers, which could result in a loss of revenue.

Cannabis businesses are subject to unfavorable U.S. tax treatment.

Until and unless cannabis is rescheduled to Schedule III, Section 280E of the Code may continue to apply to cannabis and does not allow any deduction or credit for any amount paid or incurred during the taxable year in carrying on business, other than costs of goods sold, if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the CSA). The IRS has applied this provision to cannabis operations, prohibiting them from deducting expenses associated with cannabis businesses beyond costs of goods sold and asserting assessments and penalties for additional taxes owed. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations, which directly affects our clients, who are cannabis retailers. However, Section 280E and related IRS enforcement activity have had a significant impact on the operations of all cannabis companies. While the Section does not directly affect our Company, it lowers our clients' profitability, and could result in decreased demand for our listing and marketing services. An otherwise profitable cannabis business may operate at a loss after taking into account its U.S. income tax expenses. This affects us because our sales and operating results could be adversely affected if our

clients decrease their marketing budgets and are operating on lower profit margins as a result of unfavorable treatment by the Code.

Service providers to cannabis businesses may also be subject to unfavorable U.S. tax treatment.

As discussed above, under Section 280E of the Code, no deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on business, other than costs of goods sold, if the business (or the activities which comprise the trade or business) consists of trafficking in controlled substances (within the meaning of Schedules I and II of the CSA). The IRS has applied this provision to cannabis operations, prohibiting them from deducting expenses associated with cannabis businesses and asserting assessments and penalties for additional taxes owed. While we do believe that Section 280E does not apply to our business, or ancillary service providers that work with state-licensed cannabis businesses, if the IRS interprets the section to apply, it would significantly and materially affect our profitability and financial condition.

Cannabis businesses may be subject to civil asset forfeiture.

Any property owned by participants in the cannabis industry used in the course of conducting such business, or that represents proceeds of such business or is traceable to proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture because of the illegality of the cannabis industry under federal law. Even if the owner of the property or the assets is never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. Forfeiture of assets of our cannabis business clients could adversely affect our revenues if it impedes their profitability or operations and our clients' ability to continue to subscribe to our services.

Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liability.

Insurance that is otherwise readily available, such as general liability and directors' and officers' insurance, is more difficult for us to find and is more expensive or contains significant exclusions because our clients are cannabis industry participants. There are no guarantees that we will be able to find such insurance coverage in the future or that the cost will be affordable to us. If we are forced to go without such insurance coverage, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. If we experience an uninsured loss, it may result in loss of anticipated cash flow and could materially adversely affect our results of operations, financial condition and business.

There may be difficulty enforcing certain of our commercial agreements and contracts.

Courts will not enforce a contract deemed to involve a violation of law or public policy. Because cannabis remains illegal under U.S. federal law, parties to contracts involving the state legal cannabis industry have argued that the agreement was void as federally illegal or against public policy. Some courts have accepted this argument in certain cases, usually against the company trafficking in cannabis. While courts have enforced contracts related to activities by state-legal cannabis companies, and the trend is generally to enforce contracts with state-legal cannabis companies and their vendors, there remains doubt and uncertainty that we will be able to enforce our commercial agreements in court for this reason. We cannot be assured that we will have a remedy for breach of contract, which would have a material adverse effect on our business.

Certain of our directors, officers, employees and investors who are not U.S. citizens may face constraints on cross-border travel into the United States.

Because cannabis remains illegal under U.S. federal law, non-U.S. citizens employed at or investing in companies doing business in the state legal cannabis industry could face detention, denial of entry or lifetime bans from the United States for their business associations with cannabis businesses. Entry to the United States happens at the sole discretion of the officers on duty of the U.S. Customs and Border Protection ("CBP"), and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada warns travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be grounds for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. federal law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal or in Canada may affect admissibility to the United States. CBP updated its stated policy on October 9, 2018 to clarify that a Canadian citizen coming to the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States.

As a result, CBP has affirmed that employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as us), who are not U.S. citizens, face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional policy statement indicating that Canadian citizens working in or facilitating the proliferation of the legal cannabis industry in Canada, if travelling to the United

States for reasons unrelated to the cannabis industry, will generally be admissible. However, if the traveler is found to be entering into the United States for reasons related to the cannabis industry, he or she may be deemed inadmissible. Ultimately, travel restrictions imposed on our directors, officers, employees and investors could impair our ability to conduct business and to freely explore new strategic relationships.

Risks Related to Ownership of Our Securities

Concentration of ownership among our existing executive officers, directors and their respective affiliates may prevent new investors from influencing significant corporate decisions.

As of December 31, 2024, our affiliates, executive officers, directors and their respective affiliates as a group beneficially own approximately 22.4% of our outstanding Class A Common Stock and Class V Common Stock. As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of us or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Public statements from investors, including expressions of interest or proposals to purchase our company, may increase the volatility of, or otherwise have an adverse impact on, the market price of our Class A common stock.

From time to time, investors or other market participants may make public statements recommending strategies for our company. In some cases, these statements are in the form of expressions of interest or proposals to purchase or acquire our company or significant portions of our stock. While we do not typically comment on or disclose investor recommendations or expressions of interest, any public disclosures made by us or others related to such expressions of interest or proposals could have a material impact on our stock price, even in the absence of any determination by our board of directors to pursue them. Any disclosures related to any offers, communications, or proposals, or the commencement of any litigation related to any such matters, or the withdrawal or modification of such offers, communications, or proposals, could have an adverse effect on the market price of our Class A Common Stock.

We are a "smaller reporting company" under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a "smaller reporting company" under U.S. federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors may not find our common stock attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of Class A Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Our Certificate of Incorporation designates specific courts as the exclusive forum for certain stockholder litigation matters, which could limit the ability of our stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against current or former directors, officers or other employees for breach of fiduciary duty, other similar actions, any other action as to which the Delaware General Corporation Law (the "DGCL") confers jurisdiction to the Court of Chancery of the State of Delaware and any action or proceeding concerning the validity of our Certificate of Incorporation or our Bylaws may be brought only in the Court of Chancery in the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction thereof, any state court located in the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors, officers and other employees. Furthermore, our stockholders may be subject to increased costs to

bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors' ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate of Incorporation is inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions, and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Sale of a substantial number of our shares in the public market could cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Common Stock. We are unable to predict the effect that sales may have on the prevailing market price of our Class A Common Stock and the public warrants originally issued in the initial public offering of Silver Spike (the "Public Warrants").

To the extent the Public Warrants or other exercisable securities are exercised, additional shares of our Class A Common Stock will be issued, which will result in dilution to the holders of our Class A Common Stock and increase the number of shares eligible for resale in the public market. Sales, or the potential sales, of substantial numbers of shares in the public market by the selling security holders could increase the volatility of the market price of our Class A Common Stock or adversely affect the market price of our Class A Common Stock.

We may issue additional shares of Class A Common Stock or preferred stock, including under our equity incentive plan. Any such issuances would dilute the interest of our stockholders and likely present other risks.

We may issue a substantial number of additional shares of Class A Common Stock or preferred stock, including under our equity incentive plan. Any such issuances of additional shares of Class A Common Stock or preferred stock:

- may significantly dilute the equity interests of our investors;
- may subordinate the rights of holders of Class A Common Stock if preferred stock is issued with rights senior to those afforded our Class A Common Stock;
- could cause a change in control if a substantial number of shares of our Class A Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and
- may adversely affect prevailing market prices for our Class A Common Stock and/or Warrants.

The trading price of our Class A Common Stock and the Public Warrants have been, and may continue to be, volatile, and the value of our Class A Common Stock and Warrants may decline.

The market price of our Class A Common Stock and the Public Warrants have been and may continue to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition and operating results;
- changes in projected operational and financial results;
- the development, effects and enforcement of and changes to laws and regulations, including with respect to the cannabis and hemp industries;
- the commencement or conclusion of legal proceedings that involve us;
- actual or anticipated changes in our growth rate relative to our competitors;

- announcements of new products or services by us or our competitors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, or joint ventures;
- capital-raising activities or commitments;
- issuance of new or updated research or reports by securities analysts;
- the use by investors or analysts of third-party data regarding our business that may not reflect our financial performance;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- sales of our securities, including short selling of our securities;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
- general economic and market conditions; and
- other events or factors, including those resulting from civil unrest, war, foreign invasions, terrorism, or public health crises, or responses to such events.

Furthermore, the stock markets frequently experience extreme price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, elections, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class A Common Stock and the Public Warrants. As a result of such fluctuations, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation or derivative litigation. For example, stockholders have filed or threatened to file derivative lawsuits, purportedly on our behalf, in the past and may do so in the future. Such litigation could result in substantial costs and divert our management's attention from other business concerns.

In the past we have not met, and may in the future not comply with, the listing standards of Nasdaq, and as a result our Class A Common Stock may be delisted. Delisting could adversely affect the liquidity of our Class A Common Stock and the market price of our Class A Common Stock could decrease.

Our Class A Common Stock is currently listed on the Nasdaq Global Select Market, which has minimum requirements that a company must meet in order to remain listed. These requirements include maintaining a minimum closing bid price of $1.00 per share, which closing bid price cannot fall below $1.00 per share for a period of more than 30 consecutive business days. For example, on October 9, 2024, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that, for the last 30 consecutive trading days, the closing bid price for our Class A Common Stock was below $1.00 per share, (the "Notice"). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided a compliance period of 180 calendar days from the date of the Notice, or until April 7, 2025, to regain compliance with the minimum closing bid price requirement, which we did, and Nasdaq provided us written confirmation of compliance on December 3, 2024. We received such letters and achieved compliance twice prior to October 9, 2024, and may again in the future.

There can be no assurance that we will remain in compliance with the minimum bid price requirement. In the event that our Class A Common Stock is delisted from Nasdaq as a result of our failure to regain compliance with the minimum closing bid price requirement through the various methods permitted under the Nasdaq rules, trading of our Class A Common Stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board, but there can be no assurance that our Class A Common Stock will be eligible for trading on such alternative exchange or market.

Additionally, if our Class A Common Stock is delisted from Nasdaq, the liquidity of our Class A Common Stock would be adversely affected, the market price of our Class A Common Stock could decrease, our ability to obtain sufficient additional capital to fund our operations and transactions in our Class A Common Stock could lose federal preemption of state securities laws. Furthermore, there could also be a further reduction in our coverage by securities analysts and the news media and broker-dealers may be deterred from making a market in or otherwise seeking or generating interest in our Class A Common Stock, which could cause the price of our Class A Common Stock to decline further. Moreover, delisting may also negatively affect our clients', customers' and employees' confidence in us and employee morale.

General Risk Factors

The impact of global, regional or local economic and market conditions may adversely affect our business, operating results and financial condition.

Our performance is subject to global economic conditions and economic conditions in one or more of our key markets, which impact spending by our clients and consumers. A majority of our clients are small and medium-sized businesses that operate

one or two retail locations, and their access to capital, liquidity and other financial resources is constrained due to the regulatory restrictions applicable to cannabis businesses. As a result, these clients have been and may be further disproportionately affected by economic downturns.

Clients may choose to allocate their spending to items other than our platform, especially during economic downturns. Economic conditions may also adversely impact retail sales of cannabis. Declining retail sales of cannabis could result in our clients going out of business or deciding to stop using our platform to conserve financial resources. Negative economic conditions may also affect third parties with whom we have entered into relationships and upon whom we depend in order to grow our business.

Furthermore, economic downturns could also lead to limitations on our ability to obtain debt or equity financing on favorable terms or at all, reduced liquidity, decreases in the market price of our securities, decreases in the fair market value of our financial or other assets, and write-downs of and increased credit and collectability risk on our trade receivables, any of which could have a material adverse effect on our business, operating results or financial condition.

We have incurred increased costs and administrative burden as a result of operating as a public company, and our management will continue to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company, we are subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules and regulations promulgated and to be promulgated thereunder, Public Company Accounting Oversight Board (the "PCAOB"), as well as rules adopted, and to be adopted, by the SEC and Nasdaq.

The requirements of these rules and regulations increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. The additional reporting and other obligations imposed by these rules and regulations have increased legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. In addition, our management and other personnel devote a substantial amount of time to these compliance initiatives, and as such our management's attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Furthermore, if any issues in complying with those requirements are identified (for example, our identification of material weaknesses in our internal controls over financial reporting and any additional material weaknesses or significant deficiency in the internal control over financial reporting that we or our independent registered public accounting firm may identify in the future), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. In addition, we determined to restate our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023, six months ended June 30, 2023 and nine months ended September 30, 2023 after we identified errors in the application of our revenue recognition policies related to the cash collection of a certain subset of our customers that had been placed on a cash basis. As a result of this error and the resulting restatement of our unaudited condensed consolidated financial statements for the impacted periods, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with or related to the restatement.

In addition, it may also be more expensive to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements.

Our employees and independent contractors may engage in misconduct or other improper activities, which could have an adverse effect on our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and

regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

Certain securities and industry analysts may not publish, have in the past ceased publishing, or may in the future cease publishing research or reports about us, our business or our market, or may adversely change their recommendations regarding our Class A Common Stock, which could cause the price and trading volume of our Class A Common Stock to decline.

The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A Common Stock would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. Accordingly, any indemnification provided will be able to be satisfied by us only if we have sufficient funds. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk management and strategy

Our security team, managed by our Chief Technology Officer ("CTO") who works with a team of security professionals to help identify, assess and manage our cybersecurity threats and risks. Our security team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example: manual and automated tools; conducting vulnerability scans; penetration tests conducted internally and by third parties; leveraging threat intelligence feeds; reports and services that identify cybersecurity threats; and working with third parties who conduct threat assessments of our platform and APIs.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our systems and data. We use third-party service providers to assist us from time to time with the identification, assessment, and management of material cybersecurity risks. We have a vendor management program designed to manage cybersecurity risks associated with our use of these providers, as well as other third-party suppliers and business partners, which may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. Our CTO and our senior management evaluates material risks from cybersecurity threats against our overall business objectives and provide periodic reports to the technology and audit committees of our board of directors, which evaluate our overall enterprise risk.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including *If our information technology*

systems or those third parties with whom we work, or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The Audit Committee and technology committee of our board of directors are responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of our security team, led by our CTO. Our CTO has over 14 years of experience in engineering and development, including leadership roles. Other members of our security team collectively have over 50 years of experience in information security.

Our cybersecurity incident response and vulnerability management plans are designed to escalate certain cybersecurity incidents to members of leadership depending on the circumstances. In these situations, members of our leadership team work with our incident response team to help us evaluate, mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response and vulnerability management plans include reporting to the Audit Committee (who may consult with our technology committee) for certain cybersecurity incidents.

Our technology committee receives periodic reports from our security team concerning our significant cybersecurity threats and risk and the processes we have implemented to address them.

ITEM 2. PROPERTIES

We currently maintain our executive offices and headquarters at 41 Discovery, Irvine, California 92618, pursuant to an operating lease that expires in 2030. We also have office spaces in Los Angeles, California, Denver, Colorado and Austin, Texas.

We consider our current office space adequate to meet our ongoing needs. However, from time to time we may evaluate additional or substitute office spaces. We believe that we will be able to obtain additional facilities, as needed, on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

The information set forth under "Commitment and Contingencies—Litigation" in Note 6 to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K is incorporated by reference into this Item 3.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A Common Stock and Public Warrants are currently listed on Nasdaq under the symbols "MAPS" and "MAPSW", respectively. As of March 5, 2025, there were 105,028,513 shares of Class A Common Stock issued and outstanding and 49,319,542 shares of our Class V common stock (the "Class V Common Stock") issued and outstanding. No market exists for the Class V Common Stock.

Holders of Record

As of March 5, 2025, there were 106 holders of record of our Class A Common Stock, 12 holders of record of our Class V Common Stock and 2 holders of record of our Public Warrants.

Dividend Policy

We have not paid any cash dividends on the Class A Common Stock or Class V Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant and will be within the discretion of our board of directors at such time. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of Common Stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about our equity compensation plans in Item 12 of Part III of this Annual Report on Form 10-K is incorporated herein by reference.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Offerings

There have been no recent sales of unregistered securities for the years ended December 31, 2024 and December 31, 2023 that would be required to be disclosed pursuant to Item 701 of Regulation S-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of WM Technology, Inc. should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 10-K, as well as the discussion under "Item 1A. Risk Factors." In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Item 1A. Risk Factors" and included herein.

For further discussion of our products and services, growth strategy, challenges in our end-markets and competitive strengths, see "Item 1. Business." Unless stated otherwise, the comparisons presented in this discussion and analysis refer to the year-over-year comparison of changes in our financial condition and results of operations as of and for the years ended December 31, 2024 and December 31, 2023.

Fiscal Year 2024 Financial Highlights

- Revenues were $184.5 million as compared to $188.0 million in the prior year.
- Average monthly paying clients was 5,077, as compared to 5,419 in the prior year.
- Average monthly revenues per paying client was $3,029, as compared to $2,891 in the prior year.
- Net income was $12.2 million as compared to net loss of $15.7 million in the prior year.
- Adjusted EBITDA was $42.9 million as compared to Adjusted EBITDA of $36.9 million in the prior year.
- Cash totaled $52.0 million as of December 31, 2024, with no long-term debt.

For further information about how we calculate EBITDA and Adjusted EBITDA as well as limitations of its use and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), see "Net Income (Loss) to EBITDA and Adjusted EBITDA" in Non-GAAP Financial Measurements below.

Overview

Founded in 2008, and headquartered in Irvine, California, WM Technology, Inc. operates a leading online cannabis marketplace for consumers together with a comprehensive set of eCommerce and compliance software solutions for cannabis businesses, which are sold to both storefront locations and delivery operators ("retailers") and brands in the legalized cannabis markets in states and territories of the United States. Our comprehensive business-to-consumer and business-to-business suite of products afford cannabis retailers and brands of all sizes integrated tools to compliantly run their businesses and to reach, convert, and retain consumers.

Our business primarily consists of our commerce-driven marketplace ("Weedmaps"), and our fully integrated suite of end-to-end Software-as-a-Service ("SaaS") solutions software offering ("Weedmaps for Business"). The Weedmaps marketplace is a premier destination for cannabis consumers to discover and browse information regarding cannabis and cannabis products with 5,077 average monthly paying clients during the year ended December 31, 2024, on the supply-side of our marketplace. These paying clients include retailers, brands and other client types (such as doctors). Further, these clients, who can choose to purchase multiple listings solutions for each business, had purchased approximately 8,700 listing pages as of December 31, 2024.

We sell our Weedmaps for Business suite in the United States and have a limited number of non-monetized listings in several other countries including Austria, Canada, Germany, the Netherlands, Spain, Switzerland, and Uruguay. We operate in the United States, Canada and other foreign jurisdictions where medical and/or adult cannabis use is legal under state or national law. As of December 31, 2024, we actively operated in over 35 U.S. states and territories that have adult-use and/or medical-use regulations in place. Substantially all of our revenue was generated in the United States during the periods presented. We define actively operated markets as those U.S. states or territories with greater than $1,000 monthly revenue.

Our mission is to power a transparent and inclusive global cannabis economy. Our technology addresses the challenges facing both consumers seeking to understand cannabis products and businesses who serve cannabis users in a legally compliant fashion. Since our founding in 2008, Weedmaps has become a premier destination for cannabis consumers to discover and browse information regarding cannabis and cannabis products, permitting product discovery and order-ahead for pickup or delivery by participating retailers. Weedmaps for Business is a set of eCommerce-enablement tools designed to help retailers and brands get the best out of the Weedmaps' consumer experience, create labor efficiencies and manage compliance needs.

As we continue to expand the presence and increase the number of consumers on the Weedmaps marketplace and broaden our offerings, we generate more value for our business clients. As we continue to expand the presence and increase the number of cannabis businesses listed on weedmaps.com, we become a more compelling marketplace for consumers. To capitalize on the growth opportunities of our two-sided marketplace and solutions, we plan to continue making investments in raising brand awareness, increasing penetration within existing markets and expanding to new markets, as well as continuing to develop and monetize new solutions to extend the functionality of our platform. These investments serve to deepen the consumer experience with our platform and continue to provide a high level of support to our business clients.

In December 31, 2024, we completed the sunset of WM AdSuite, WM CRM and WM Screens product offerings as we continue to focus our efforts on other Weedmaps for Business products that support the Weedmaps marketplace and improve the eCommerce experience for our clients and users.

Key Operating and Financial Metrics

We monitor the following key financial and operational metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The following table summarizes our financial performance for the year ended December 31, 2024 compared to our financial performance for the years ended December 31, 2023. For a detailed discussion of our results of operations, see "Results of Operations" below.

	Years Ended December 31,	
	2024	**2023**
	(dollars in thousands, except for revenue per paying client)	
Revenues	$ 184,514	$ 187,993
Net income (loss)	$ 12,187	$ (15,727)
EBITDA[1]	$ 25,089	$ (3,534)
Adjusted EBITDA[1]	$ 42,919	$ 36,907
Average monthly revenues per paying client[2]	$ 3,029	$ 2,891
Average monthly paying clients[3]	5,077	5,419

(1) For further information about how we calculate EBITDA and Adjusted EBITDA as well as limitations of its use and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), see "Net Income (Loss) to EBITDA and Adjusted EBITDA" in Non-GAAP Financial Measurements below.

(2) Average monthly revenues per paying client is defined as the average monthly revenues for any particular period divided by the average monthly paying clients in the same respective period. Average monthly revenues per paying client is calculated in the same manner as our previously-reported "Average monthly net revenue per paying client," and the description of the metric is being updated solely because we changed the reporting line item from "Net revenue" to "Revenue". See "Critical Accounting Policies and Estimates—Revenue Recognition" below and "Basis of Presentation" and "Revenue Recognition" of Note 2. "Summary of Significant Accounting Policies," of our consolidated financial statements for additional information.

(3) Average monthly paying clients are defined as the average of the number of paying clients billed in a month across a particular period (and for which services were provided).

Average Monthly Revenues Per Paying Client

Average monthly revenues per paying client measures how much clients, for the period of measurement, are willing to pay us for our subscription and additional offerings and the efficiency of the bid-auction process for our featured listings placements ("Featured Listings"). We calculate this metric by dividing the average monthly revenues for any particular period by the average monthly number of paying clients in the same respective period. The increase in our average monthly revenues per paying client for the year ended December 31, 2024 compared 2023 to was due to sunset of certain products in December 2023, which had lower average monthly spending clients.

Average Monthly Paying Clients

We define average monthly paying clients as the monthly average of clients billed each month over a particular period (and for which services were provided). Our paying clients include both individual cannabis businesses as well as retail websites or businesses within a larger organization that have independent relationships with us, many of whom are owned by holding companies where decision-making is decentralized such that purchasing decisions are made, and relationships with us are located, at a lower organizational level. In addition, any client may choose to purchase multiple listing solutions for each of their retail websites or businesses.

Average monthly paying clients for the year ended December 31, 2024 decreased by approximately 6% to 5,077 average monthly paying clients from 5,419 average monthly paying clients in the same period in 2023. The decrease in average monthly paying clients in 2024 as compared to the same period in 2023 was primarily due to the decrease in client count related to the sunset of certain products in December 2023 as well as the removal of paying clients from our platform who have become delinquent, and client churn due to continued industry challenges, such as price deflation and ongoing consolidation.

Non-GAAP Financial Measures

Net Income (Loss) to EBITDA and Adjusted EBITDA

Our financial statements, including net income (loss), are prepared in accordance with GAAP. For more information regarding the components within our net income (loss), refer to "Components of Our Results of Operations" below.

Net income for the year ended December 31, 2024 was $12.2 million compared with a net loss of $15.7 million for the year ended December 31, 2023. The increase in net income of $27.9 million was primarily due to a decrease in total costs and expenses of $36.7 million, partially offset by a decrease in revenues of $3.5 million, change in TRA liability of $1.5 million resulting from the remeasurement of the TRA liability, change in fair value of warrant liability of $1.5 million and a decrease in other income of $2.3 million.

To provide investors with additional information regarding our financial results, we have disclosed EBITDA and Adjusted EBITDA, both of which are non-GAAP financial measures that we calculate as net income (loss) before interest, taxes and

depreciation and amortization expense in the case of EBITDA and further adjusted to exclude stock-based compensation, change in fair value of warrant liability, transaction related bonus, legal settlements and other legal costs, discharge of holdback obligation related to prior acquisition, reduction in force, asset impairment charges, change in TRA liability and other non-cash, unusual and/or infrequent costs in the case of Adjusted EBITDA. Below we have provided a reconciliation of net income (loss) (the most directly comparable GAAP financial measure) to EBITDA; and from EBITDA to Adjusted EBITDA.

We present EBITDA and Adjusted EBITDA because these metrics are a key measure used by our management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of investment capacity. Accordingly, we believe that EBITDA and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

Each of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider any of these non-GAAP financial measures in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

- EBITDA and Adjusted EBITDA do not reflect tax payments that may represent a reduction in cash available to us.

Because of these limitations, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results.

A reconciliation of net income (loss) to non-GAAP EBITDA and Adjusted EBITDA is as follows:

	Years Ended December 31,	
	2024	2023
	(in thousands)	
Net income (loss)	$ 12,187	$ (15,727)
Provision for income taxes	46	93
Depreciation and amortization expenses	13,278	12,133
Interest income, net	(422)	(33)
EBITDA	25,089	(3,534)
Stock-based compensation	9,221	13,515
Change in fair value of warrant liability	—	(1,505)
Asset impairment charges	—	24,403
Transaction related bonus expense	—	3,089
Legal settlements and other legal costs [1]	5,836	3,194
Discharge of holdback obligation related to prior acquisition	—	(3,705)
Change in tax receivable agreement liability	2,773	1,256
Reduction in force expense	—	194
Adjusted EBITDA	$ 42,919	$ 36,907

[1] Represents legal and advisory fees related to ongoing litigation related to shareholder derivative actions, the SEC enforcement matter and the SEC settlement for the years ended December 31, 2024 and 2023. See Note 6, "Commitments and Contingencies" to our audited consolidated financial statements included herein.

Factors Affecting Our Performance

Growth of Our Two-Sided Weedmaps Marketplace

We have historically grown through and intend to focus on continuing to grow through the expansion of our two-sided marketplace, which occurs through growth of the number and type of businesses and consumers that we attract to our platform. We believe that expansion of the number and types of cannabis businesses that choose to list on our platform will continue to make our platform more compelling for consumers and drive traffic and consumer engagement, which in turn will make our platform more valuable to cannabis businesses.

Growth and Retention of Our Paying Clients

Our revenue grows primarily through acquiring and retaining paying clients and increasing the revenue per paying client over time. We have a history of attracting new paying clients and increasing their annual spend with us over time, primarily due to the value they receive once they are onboarded and able to take advantage of the benefits of participating in our two-sided marketplace and leveraging our software solutions.

Prices of certain commodity products, including gas prices, are historically volatile and subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations, trade restrictions and tariffs, inflation, the military conflict between Russia and Ukraine and the current state of war between Israel and Hamas and the related risk of a larger regional conflict. Increasing prices in the component materials for the goods or services of our clients may impact their ability to maintain or increase their spend with us and their ability to pay their invoices on time. Rapid and significant changes in commodity prices may negatively affect our revenue if our clients are unable to mitigate inflationary increases through various customer pricing actions and cost reduction initiatives. This could also negatively impact our net dollar retention and our collections on accounts receivable.

Regulation and Maturation of Cannabis Markets

We believe that we will have significant opportunities for greater growth as more jurisdictions legalize cannabis for medical and/or adult-use and the regulatory environment continues to develop. Currently, forty states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Northern Mariana have legalized some form of cannabis use for certain medical purposes. Twenty-four of those states, the District of Columbia, Guam and Northern Mariana have legalized cannabis for adults for non-medical purposes as well (sometimes referred to as adult or recreational use). Eight additional states have legalized forms of low-potency cannabis, for select medical conditions. Only two states continue to prohibit cannabis entirely. We intend to explore new expansion opportunities as additional jurisdictions legalize cannabis for medical or adult use and leverage our business model informed by our 16-year operating history to enter new markets.

We also have a significant opportunity to monetize transactions originating from users engaging with a retailer on the Weedmaps marketplace or tracked via one of our Weedmaps for Business solutions. Given U.S. federal prohibitions on plant-touching businesses and our current policy not to participate in the chain of commerce associated with the sale of cannabis products, we do not charge take-rates or payment fees for transactions originating from users who engage with a retailer on the Weedmaps platform or tracked via one of our Weedmaps for Business solutions. A change in U.S. federal regulations could result in our ability to engage in such monetization efforts without adverse consequences to our business. A change in U.S. federal regulations could also increase access to capital and remove limitations of Section 280E of the Internal Revenue Code of 1986, as amended, thus allowing deduction or credit for certain expenses of cannabis business to increase our cash flow and liquidity, as well as those of many industry participants.

Our long-term growth depends on our ability to successfully capitalize on new and existing cannabis markets. Each market must reach a critical mass of both cannabis businesses and consumers for listing subscriptions, advertising placements and other solutions to have meaningful appeal to potential clients. As regulated markets mature and as we incur expenses to attract paying clients and convert non-paying clients to paying clients, we may generate losses in new markets for an extended period.

Furthermore, we compete with cannabis-focused and general two-sided marketplaces, internet search engines, delivery companies and various other newspaper, television and media companies and other software providers. We expect competition to intensify in the future as the regulatory regime for cannabis becomes more settled and the legal market for cannabis becomes more accepted, which may encourage new participants to enter the market, including established companies with substantially greater financial, technical and other resources than existing market participants. Our current and future competitors may also enjoy other competitive advantages, such as greater name recognition, more offerings and larger marketing budgets.

Brand Recognition and Reputation

We believe that maintaining and enhancing our brand identity and our reputation is critical to maintaining and growing our relationships with clients and consumers and to our ability to attract new clients and consumers. Historically, a substantial majority of our marketing spending was on out-of-home advertising on billboards, buses and other non-digital outlets. Starting in 2019, consistent with the overall shift in perceptions regarding cannabis, a number of demand-side digital advertising platforms allowed us to advertise online. We also invested in growing our internal digital performance advertising team. We believe there is an opportunity to improve market efficiency through digital channels and expect to shift our marketing spending accordingly. Over the longer term, we expect to shift and accelerate our marketing spend to additional online and traditional channels, such as broadcast television or radio, as they become available to us. Further, we have begun reinvesting in our own on-the-ground and field marketing presence and are increasing the types and cadence of client events. These events and in-store activations allow Weedmaps to engage with consumers at the point of purchase and also afford Weedmaps with the opportunity to engage directly with our clients, understand their needs and challenges and foster goodwill.

Negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, clients or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Given our high visibility and relatively long operating history compared to many of our competitors, we may be more susceptible to the risk of negative publicity. Damage to our reputation and loss of brand equity may reduce demand for our platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop. If our brand promotion activities are not successful, our operating results and growth may be adversely impacted.

Investments in Growth

We intend to continue to make focused organic and inorganic investments to grow our revenue and scale operations to support that growth.

Given our long operating history in the United States and the strength of our network, often businesses will initially list on our platform without targeted sales or marketing efforts by us. However, we plan to accelerate our investments in marketing to maintain and increase our brand awareness through both online and offline channels. We also plan to invest in expanding our business listings thereby enhancing our client and consumer experience, and improving the depth and quality of information provided on our platform. We also intend to continue to invest in several areas to continue enhancing the functionality of our Weedmaps for Business offering. We expect significant near-term investments to enhance our data assets and evolve our current listings and software offerings to our brand clients, among other areas. We anticipate undertaking such investments in order to be positioned to capitalize on the rapidly expanding cannabis market.

As operating expenses and capital expenditures fluctuate over time, we may accordingly experience short-term, negative impacts to our operating results and cash flows.

Components of Our Results of Operations

Revenues

Our revenues are derived primarily from monthly subscriptions to Weedmaps for Business, featured and deal listings, other ad solutions and WM Dispatch. Our Weedmaps for Business subscriptions generally have one-month terms that automatically renew unless notice of cancellation is provided in advance. Featured and deal listings and other ad solutions are offered as add-on products to the Weedmaps for Business subscriptions. Featured and deal listings provide customers with premium placement ad solutions and discount and promotion pricing tools. Other ad solutions include banner ads and promotion tiles on our marketplace ad as well as other advertising products on and off the Weedmaps marketplace. We have a fixed inventory of featured listing and display advertising in each market, and price is generally determined through a competitive auction process that reflects local market demand. Revenues for these arrangements are recognized over-time, generally during a month-to-month subscription period as the products are provided. We rarely need to allocate the transaction price to separate performance obligations. In the rare case that allocation of the transaction price is needed, we recognize revenue in proportion to the standalone selling prices of the underlying services at contract inception.

Costs and Expenses

Our cost structure has two components: cost of revenues and operating expenses. Our operating expenses include costs related to selling and marketing, product development, general and administrative functions and depreciation and amortization. Certain of our costs and expenses, including those associated with the operation of our technical infrastructure as well as components of our operating expenses, are generally less variable in nature and may not correlate to changes in revenue.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues excludes depreciation and amortization expense and primarily consists of web hosting, internet service and credit card processing costs. Cost of revenues is primarily driven by fluctuations in revenue leading to increases or decreases in credit card processing and web hosting cost. We expect our cost of revenue to continue to increase on an absolute basis and remain relatively flat as a percentage of revenue as we scale our business and inventory costs related to multi-media offerings.

Selling and Marketing Expenses

Selling and marketing expenses consist of salaries and benefits, stock-based compensation expense, travel expense and incentive compensation for our sales and marketing employees. In addition, sales and marketing expenses include customer acquisition marketing, events cost and branding and advertising costs. Over the longer term, we expect sales and marketing expense to increase in a manner consistent with revenue growth, however, we may experience fluctuations in some periods as we enter and develop new markets or have large one-time marketing projects.

Product Development Expenses

Product development costs consist of salaries and benefits and stock-based compensation expense for employees, including engineering and technical teams who are responsible for building new products, as well as maintaining and improving existing products. Product development costs that do not meet the criteria for capitalization are expensed as incurred. Amortization expense related to capitalized software development cost is included in depreciation, amortization and asset impairment expense in the consolidated statements of operations. We believe that continued investment in our platform is important for our growth and expect our product development expenses will increase in a manner consistent with revenue growth as our operations grow.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll, benefit costs and stock-based compensation expense for our employees involved in general corporate functions including our senior leadership team as well as costs associated with the use by these functions of software and facilities and equipment, such as rent, insurance and other occupancy expenses. General and administrative expenses also include provision (recovery) for credit losses and professional and outside services related to legal and other consulting services. General and administrative expenses are primarily driven by headcount required to support our business and meet our obligations as a public company. We expect general and administrative expenses to decline as percentage of revenue as we scale our business and leverage investments in these areas.

Depreciation and Amortization Expenses

Depreciation and amortization expenses primarily consist of depreciation on computer equipment, furniture and fixtures, leasehold improvements, capitalized software development costs and amortization of intangibles. We expect depreciation and amortization expenses to increase on an absolute basis for the foreseeable future as we scale our business.

Asset Impairment Charges

Asset impairment charges primarily consist of impairment of ROU assets related to our operating leases, impairment of intangible assets, impairment of equity securities and impairment of property and equipment.

Other Income (Expense), Net

Other income (expense), net consists primarily of gain resulting from the discharge of a holdback obligation related to a prior acquisition, change in fair value of warrant liability, TRA liability remeasurement, political contributions, interest income, interest expense, financing fees and other tax related expenses.

Provision for Income Taxes

We account for income taxes pursuant to the asset and liability method which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment. A valuation allowance is recognized if we determine it is more-likely-than-not that all or a portion of a deferred tax asset will not be recognized. In making such determination, we consider all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent and expected future results of operation. See Note 15, "Income Taxes," to our consolidated financial statements included herein.

Results of Operations

A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found under Item.7 in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on May 24, 2024, as amended by Amendment No. 1, filed with the SEC on August 30, 2024, which are available free of charge on the SEC's website at https://www.sec.gov and at our investor relations website, https://ir.weedmaps.com.

The following table sets forth our results of operations for the periods presented and expresses the relationship of certain line items as a percentage of revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,			
	2024		2023	
	Amount	% Revenue	Amount	% Revenue
	(in thousands, except percentages)			
Revenues	$ 184,514	100.0 %	$ 187,993	100.0 %
Costs and expenses:				
Cost of revenues (exclusive of depreciation and amortization shown separately below)	9,019	4.9 %	12,527	6.7 %
Sales and marketing	40,424	21.9 %	47,073	25.0 %
Product development	36,426	19.7 %	36,001	19.2 %
General and administrative	70,619	38.3 %	74,313	39.5 %
Depreciation and amortization	13,278	7.2 %	12,133	6.5 %
Asset impairment charges	—	— %	24,403	13.0 %
Total costs and expenses	169,766	92.0 %	206,450	109.8 %
Operating income (loss)	14,748	8.0 %	(18,457)	(9.8)%
Other income (expenses), net				
Change in fair value of warrant liability	—	— %	1,505	0.8 %
Change in tax receivable agreement liability	(2,773)	(1.5)%	(1,256)	(0.7)%
Other income	258	0.1 %	2,574	1.4 %
Income (loss) before income taxes	12,233	6.6 %	(15,634)	(8.3)%
Provision for income taxes	46	— %	93	— %
Net income (loss)	12,187	6.6 %	(15,727)	(8.4)%
Net income (loss) attributable to noncontrolling interests	4,548	2.5 %	(5,829)	(3.1)%
Net income (loss) attributable to WM Technology, Inc.	$ 7,639	4.1 %	$ (9,898)	(5.3)%

Comparison of Years Ended December 31, 2024 and 2023

Revenues

The following table summarizes our disaggregated revenue information:

	Years Ended December 31,		Change	
	2024	2023	($)	(%)
	(dollars in thousands)			
Revenues	$ 184,514	$ 187,993	$ (3,479)	(2)%

Revenues decreased by $3.5 million, or 2%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in revenue from our Featured Listings and WM Deal products of $11.5 million driven by our clients continuing to face constrained marketing budgets, the ongoing consolidation of our industry, specifically amongst our client base and a loss in revenue from products that were sunset in December 2023, partially offset by an increase in revenues from our Weedmaps for Business of $7.4 million driven by favorable pricing changes.

For the year ended December 31, 2024, Featured Listings, WM Deal products, Weedmaps for Business and other ad solutions represented approximately 63%, 29% and 8% of our total revenues, respectively.

Costs and Expenses

The following table shows our total costs and expenses:

	Years Ended December 31,		Change	
	2024	2023	($)	(%)
	(dollars in thousands)			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	$ 9,019	$ 12,527	$ (3,508)	(28)%
Sales and marketing	40,424	47,073	(6,649)	(14)%
Product development	36,426	36,001	425	1 %
General and administrative	70,619	74,313	(3,694)	(5)%
Depreciation and amortization	13,278	12,133	1,145	9 %
Asset impairment charges	—	24,403	(24,403)	(100)%
Total costs and expenses	$ 169,766	$ 206,450	$ (36,684)	(18)%

Cost of Revenues

The decrease in cost of revenues was primarily related to a decrease of $2.5 million in cost of revenues associated with multi-channel marketing and cloud communication platforms, primarily due to the sunset in December 2023 of certain products and a decrease of $1.0 million in server costs.

Sales and Marketing Expenses

The decrease in sales and marketing expenses was primarily related to a decrease in personnel-related costs of $5.5 million and a decrease in advertising expense of $1.1 million. The decrease in personnel-related costs of $5.5 million were primarily due to decreases in salaries and wages of $3.0 million, bonus expense of $1.4 million, stock-based compensation expense of $1.3 million and payroll tax expense of $0.2 million, partially offset by an increase in vacation expense of $0.4 million.

Product Development Expenses

The increase in product development expenses was primarily due to increases in outside and professional service costs of $2.3 million partially offset by decreases in personnel-related costs of $1.9 million. The decrease in personnel-related costs was primarily due to decreases in salaries and wages of $0.4 million, bonus expense of $0.5 million, stock-based compensation expense of $0.7 million and vacation expense of 0.4 million, partially offset by an increase in payroll tax expense of $0.1 million.

General and Administrative Expenses

The decrease in general and administrative expenses was primarily due to decreases in personnel-related costs of $3.6 million, provision for credit losses of $1.9 million, rent and facilities expense of $2.1 million due to lease modification and termination, software expense of $0.7 million, partially offset by $1.5 million charge recorded in the second quarter of 2024 related to the settlement of the SEC matter and increase in outside and professional service expense of $3.1 million. See Note 6, "Commitments and Contingencies" to the consolidated financial statements for additional information related to the settlement of the SEC matter.

Depreciation and Amortization

The increase in depreciation and amortization expense was primarily due to an increase of $2.4 million in depreciation primarily from capitalized software amortization, partially offset by a decrease of $1.2 million in amortization of intangible assets.

Asset Impairment Charges

The decrease in asset impairment charges was primarily due to $24.4 million in asset impairment charges from 2023. In 2023, we recorded $10.9 million in impairment of operating lease ROU asset, $1.3 million in impairment of leasehold improvement associated with our office space in Los Angeles, California, $8.7 million in impairment of intangible assets, capitalized software and property and equipment associated with the sunset of certain product offerings in December 2023 and $3.5 million related to the impairment of an equity investment. See Note 2, "Summary of Significant Accounting Policies" and Note 5, "Leases," to our consolidated financial statements for further discussion.

Other Income (Expense), net

	Years Ended December 31,		Change	
	2024	2023	($)	(%)
		(dollars in thousands)		
Change in fair value of warrant liability	$ —	$ 1,505	$ (1,505)	(100)%
Change in tax receivable agreement liability	(2,773)	(1,256)	(1,517)	121 %
Other income	258	2,574	(2,316)	(90)%
Other income (expense), net	$ (2,515)	$ 2,823	$ (5,338)	(189)%

Other income (expense), net decreased by $5.3 million for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to changes in fair value of warrant liability of $1.5 million and a non-cash gain of $3.7 million in 2023 associated with the discharge of a holdback obligation related to a prior acquisition, an increase in TRA liability of $1.5 million, a decrease in property and other taxes of $1.0 million and an increase in net interest income of $0.4 million.

Provision for Income Taxes

	Years Ended December 31,		Change	
	2024	2023	($)	(%)
		(dollars in thousands)		
Provision for income taxes	$ 46	$ 93	$ (47)	(51)%

For the years ended December 31, 2024 and 2023, we recorded less than $0.1 million in income tax provisions due to the impact of the full valuation allowance on our net deferred assets. See Note 15, "Income Taxes," to our consolidated financial statements included herein.

Seasonality

The cannabis industry has certain industry holidays that in recent years have resulted in increased purchases by cannabis consumers. Such "holidays" include, but are not limited to 420, July 10th and Green Wednesday. Likewise, our clients will typically increase spend heading into these events. We also typically invest in marketing spend around these holidays which can create some seasonality in our sales and market expenses from quarter to quarter. While seasonality has not had a significant impact on our results in the past, our clients may experience seasonality in their businesses which in turn can impact the revenue generated from them. Our business may become more seasonal in the future and historical patterns in our business may not be a reliable indicator of future performance.

Liquidity and Capital Resources

The following tables show our cash, accounts receivable and working capital as of the dates indicated:

	As of December 31,	
	2024	2023
	(in thousands)	
Cash	$ 51,966	$ 34,350
Accounts receivable, net	$ 10,060	$ 11,158
Working capital	$ 39,079	$ 17,771

As of December 31, 2024 and December 31, 2023, we had cash of $52.0 million and $34.4 million, respectively. Our funds are being used for funding our current operations and potential strategic acquisitions in the future. We also intend to increase our capital expenditures to support the organic growth in our business and operations. We expect to fund our short-term and long-term liquidity requirements from cash and working capital on hand at December 31, 2024, as well as from cash provided by operating activities. We believe that our existing cash and cash generated from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Sources of Liquidity

We primarily finance our operations and capital expenditures through cash flows generated by operations. To the extent existing cash and investments and cash from operations are not sufficient to fund future activities, we may need to raise additional funds. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness may have rights that are senior to holders of our equity securities and could contain covenants that restrict operations. Any additional equity financing may be dilutive to stockholders. We may enter into investment or acquisition transactions in the future, which could require us to seek additional equity financing, incur indebtedness, or use cash resources.

Cash Flows

	Years Ended December 31,	
	2024	**2023**
	(in thousands)	
Net cash provided by operating activities	$ 36,676	$ 22,928
Net cash used in investing activities	$ (11,637)	$ (11,871)
Net cash used in financing activities	$ (7,423)	$ (5,290)

Net Cash Provided by Operating Activities

Cash from operating activities consists primarily of net income (loss) adjusted for certain non-cash items, including depreciation and amortization, change in fair value of warrant liability, change in TRA liability, amortization of right-of-use lease assets, stock-based compensation, asset impairment charges, gain on lease termination, provision (recovery) for credit losses and the effect of changes in working capital.

Net cash provided by operating activities is also impacted by the effects of changes in operating assets and liabilities such as: accounts receivable which is impacted by the timing of customer billings and related collections from our customers; accounts payable and accrued expenses due to timing of payments; accrued personnel costs which are impacted by employee performance targets and the timing of payments related to employee bonus incentives.

Net cash provided by operating activities for the year ended December 31, 2024 was $36.7 million, which resulted from net income of $12.2 million, together with net cash outflows of $4.5 million from changes in operating assets and liabilities, and non-cash items of $29.0 million, consisting of stock-based compensation expense of $9.2 million, depreciation and amortization of $13.3 million, amortization of right of use lease assets of $3.8 million, TRA remeasurement of $2.8 million, partially offset by gain on lease termination of $0.1 million. Net cash outflows from changes in operating assets and liabilities were primarily due to a decrease in operating lease liabilities of $5.6 million, an increase in prepaid expenses and other assets of $0.5 million and a decrease in deferred revenue of $0.5 million, partially offset by a decrease in accounts receivable of $1.1 million and an increase in accounts payable and accrued expenses of $1.0 million. The changes in operating assets and liabilities are mostly due to fluctuations in timing of cash receipts and payments.

Net cash used in operating activities for the year ended December 31, 2023 was $22.9 million, which resulted from net loss of $15.7 million, together with net cash outflows of $14.2 million from changes in operating assets and liabilities, and non-cash items of $52.8 million, consisting of asset impairment charges of $24.4 million, stock-based compensation expense of $13.5 million, depreciation and amortization of $12.1 million, amortization of right of use lease assets of $4.9 million, provision for credit losses of $1.8 million, TRA remeasurement of $1.3 million, partially offset by a gain from the discharge of a holdback obligation related to a prior acquisition of $3.7 million, and the change in fair value of warrant liability of $1.5 million. Net cash outflows from changes in operating assets and liabilities were primarily due to a decrease in accounts payable and accrued expenses of $15.3 million, a decrease in operating lease liabilities of $6.3 million and a decrease in deferred revenue of $0.3 million, partially offset by a decrease in accounts receivable of $4.5 million and a decrease in prepaid expenses and other assets of $3.3 million. The changes in operating assets and liabilities are mostly due to fluctuations in timing of cash receipts and payments.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $11.6 million, which resulted from $11.6 million cash paid for purchases of property and equipment, including certain capitalized software development cost.

Net cash used in investing activities for the year ended December 31, 2023 was $11.9 million, which resulted from $11.9 million cash paid for purchases of property and equipment, including certain capitalized software development cost.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was $7.4 million, which resulted from $7.7 million of distribution payments to members of WMH LLC, $0.1 million in TRA payments and $0.4 million in proceeds from collection of related party note receivable.

Net cash from financing activities for the year ended December 31, 2023 was $5.3 million, which resulted from $4.2 million distribution payments to members of WMH LLC, $1.5 million for repayment of insurance premium financing and $0.4 million in proceeds from collection of related party note receivable.

Contractual Obligations and Commitments

We have non-cancellable contractual agreements primarily related to leases and other purchase obligations. As of December 31, 2024, future payments on our operating leases were $40.5 million. See Note 5, "Leases," to our consolidated financial statements included herein. We also have minimum outstanding purchase obligations of $7.3 million in 2025 and $7.5 million in 2026, due under software license agreements, of which the majority relates to the remaining two years of our three-year AWS Enterprise agreement.

As of December 31, 2024 and December 31, 2023, our TRA liability was $4.4 million and $1.8 million, respectively. We expect that the payments we will be required to make under the TRA will not be substantial, and therefore, in conjunction with the recording a full valuation allowance on the related TRA deferred tax assets for the year ended December 31, 2022, we have also adjusted the TRA liabilities as of December 31, 2024 and December 31, 2023.

We will continue to evaluate the realization of the TRA tax attributes, and in the future, we may conclude that the TRA liability is probable of payment, and if the TRA is reinstated, the payments would be substantial. Assuming a reinstatement of the TRA liability, there are several assumptions that would be relevant such as, no material changes in relevant tax law, that there are no future redemptions or exchanges to Class A Units and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, the tax savings associated with acquisitions of common units in the Business Combination would aggregate to approximately $165.7 million, as of December 31, 2024, over 15 years from the Closing Date. Under this scenario, we would be required to pay to the Class A Unit holders approximately 85% of such amount, or $140.8 million, as of December 31, 2024, over the 15-year period from the Closing Date. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, because potential future tax savings that we will be deemed to realize, and the TRA payments made by us, will be calculated based in part on the market value of the Class A Common Stock at the time of each redemption or exchange under the Exchange Agreement and the prevailing applicable tax rates applicable to us over the life of the TRA and will depend on us generating sufficient taxable income to realize the tax benefits that are subject to the TRA. Payments under the TRA are not conditioned on the Class A Unit holders' continued ownership of us. See Note 15, "Income Taxes," to our consolidated financial statements included herein.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, income taxes, stock-based compensation, capitalized software development costs, provision (recovery) for credit losses, goodwill and intangible assets and fair value measurements to have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included herein.

Critical Accounting Policies

Revenue Recognition

We recognize revenue when the fundamental criteria for revenue recognition are met. We recognize revenue by applying the following five steps: the contract with the customer is identified; the performance obligations in the contract are identified; the transaction price is determined; the transaction price is allocated to the performance obligations in the contract; and revenue is recognized when (or as) we satisfy these performance obligations in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We exclude sales taxes and other similar taxes from the measurement of the transaction price. The Company's contract with customers do not contain general rights of return. However, adjustments to the standard pricing may occur for selected customers on a case-by-case basis. Revenue reflects the transaction price, including any adjustments, that the Company expects to receive for such goods and services. Transaction price adjustments are primarily

related to our Together for Equity Access and Legislation, ("WM Teal"), program, through which we provide free software, advertising, educational materials and training programs to applicants or licenses under social equity licensing programs. We provide these transaction price adjustments to license holders who were awarded special status by the state based on owner qualifications. Special status is typically given in new markets to add more diversity and inclusion in the cannabis space. A license's social equity status is validated by us on the applicable state's website. For the years ended December 31, 2024 and 2023, total transaction price adjustments issued were $5.5 million and $4.2 million, respectively. For clients that pay in advance for listing and other services, we record deferred revenue and recognize revenue over the applicable subscription term.

Our revenues are derived primarily from monthly subscriptions to Weedmaps for Business, featured and deal listings and other WM Ad solutions. Our Weedmaps for Business subscriptions generally have one-month terms that automatically renew unless notice of cancellation is provided in advance. Featured and deal listings and other WM Ad solutions are offered as add-on products to the Weedmaps for Business subscriptions. Featured and deal listings provide customers with premium placement ad solutions and discount and promotion pricing tools. Other WM Ad solutions include banner ads and promotion tiles on our marketplace ad as well as other advertising products on and off the Weedmaps marketplace. We have a fixed inventory of featured listing and display advertising in each market, and price is generally determined through a competitive auction process that reflects local market demand. Revenues for these arrangements are recognized over-time, generally during a month-to-month subscription period as the services are provided. We rarely need to allocate the transaction price to separate performance obligations. In the rare case that allocation of the transaction price is needed, We recognize revenue in proportion to the standalone selling prices of the underlying services at contract inception.

Revenue for service contracts that are not probable of collection is not recognized until the contract is completed and payment is received. Collectability is reassessed when there is a significant change in facts or circumstances. When a customer is identified to be a significant collection risk, we fully reserve for all outstanding accounts receivable and records a credit loss for these receivables. Revenue for any new service provided to the customer is not probable of collection until we have collected or reached a settlement on the customers old outstanding accounts receivable balances. We apply all payments received against the customers oldest invoices and we do not recognize revenue for any new services provided until we have collected or reached a settlement on all prior outstanding accounts receivable. Collectability is reassessed when there is a significant change in facts or circumstances. The assessment of collectability considers whether we may limit its exposure to credit risk through its right to stop transferring additional service in the event the customer is delinquent. For more information, refer to Note 3, "Revenue from Contracts with Customers," of our consolidated financial statements included herein.

For the year ended December 31, 2024, we changed our presentation of the line item previously reported as "Net revenue" to "Revenue" in our consolidated statements of operations. The change is solely to reflect that the adjustments to revenue are more appropriately considered to be adjustments to the transaction price rather than customer credits. Therefore, we concluded that the line item is more accurately characterized as "Revenue" in our consolidated statements of operations. Accordingly, for the year ended December 31, 2024, we changed the reporting line to "Revenue" which is determined in the same manner as our previously reported "Net revenue", and the only change is the description of the line item. See Note 2. "Revenue Recognition" of our consolidated financial statements for additional information.

Critical Accounting Estimates

Income Taxes

As a result of the Business Combination, WM Technology, Inc. became the sole managing member of WMH LLC, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, WMH LLC is not subject to U.S. federal and certain state and local income taxes. Accordingly, no provision for U.S. federal and state income taxes has been recorded in the financial statements for the period of January 1 to June 16, 2021 as this period was prior to the Business Combination. Any taxable income or loss generated by WMH LLC is passed through to and included in the taxable income or loss of its members, including WM Technology, Inc. following the Business Combination, on a pro rata basis. WM Technology, Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to its allocable share of any taxable income of WMH LLC following the Business Combination. We are also subject to taxes in foreign jurisdictions. Tax laws and regulations are complex and periodically changing and the determination of our provision for income taxes, including our taxable income, deferred tax assets and TRA liability, requires us to make significant judgment, assumptions and estimates.

In connection with the Business Combination, we entered into a TRA with continuing members that provides for a payment to the continuing members of 85% of the amount of tax benefits, if any, that WM Technology, Inc. realizes, or is deemed to realize, as a result of redemptions or exchanges of WMH Units. In connection with such potential future tax benefits resulting from the Business Combination and subsequent redemptions or exchanges of WMH Units, we have established a deferred tax asset for the additional tax basis and a corresponding TRA liability of 85% of the expected benefit. The remaining 15% is

recorded within paid-in capital. Our calculation of the TRA asset and liability requires estimates of its future qualified taxable income over the term of the TRA as a basis to determine if the related tax benefits are expected to be realized. As of December 31, 2024 and December 31, 2023, TRA liability were $4.4 million and $1.8 million.

Based on the weight of all available evidence, both positive and negative, we determined during the three months ended December 31, 2022 that a full valuation allowance was required against our net deferred tax assets. We continued the remeasurement of the valuation allowance during the year ended December 31, 2024 and determined that a full valuation allowance was required as of December 31, 2024. See Note 15, "Income Taxes," to our consolidated financial statements included herein.

Stock-based Compensation

We measure fair value of employee stock-based compensation awards on the date of grant and allocate the related expense over the requisite service period. The fair value of restricted stock units and performance-based restricted stock units without market conditions is equal to the market price of our Class A common stock on the date of grant. The fair value of performance-based restricted stock units with market conditions is measured using a Monte Carlo simulation. The fair value of the Class P Units is measured using the Black-Scholes-Merton valuation model. When awards include a performance condition of the Company that impacts the vesting of the award, we record compensation cost when it becomes probable that the performance condition will be met. The level of achievement of such goals in the performance-based restricted stock awards may cause the actual number of units that ultimately vest to range from 0% to 200% of the original units granted. When awards include a performance condition of the markets, the vesting of the award is dependent upon the attainment of a target stock price. Forfeitures of stock-based awards are recognized as they occur and we record compensation cost over the derived service period. For the years ended December 31, 2024 and 2023, we recognized stock-based compensation expense of $9.2 million and $13.5 million, respectively. See Note 13, "Stock-based Compensation," to our consolidated financial statements included herein.

Capitalized Software Development Costs

We capitalize certain costs related to the development and enhancement of the Weedmaps platform and SaaS solutions. In accordance with authoritative guidance, we capitalize these costs when the preliminary development project stage is completed, management has authorized further funding for the completion of the project, and it is probable that the project will be completed and performed as intended. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our consolidated statements of operations. Costs incurred for enhancements that were expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years. The accounting for website and internal-use software costs requires us to make significant judgment, assumptions and estimates related to the timing and amount of recognized capitalized software development costs. For the years ended December 31, 2024 and 2023, we capitalized $11.6 million and $13.1 million of costs related to the development of software applications.

Accounts Receivable

We measure credit losses on our trade accounts receivable using the current expected credit loss model under ASC 326 *Financial Instruments – Credit Losses*, which is based on the expected losses rather than incurred losses. Under the credit loss model, lifetime expected credit losses are measured and recognized at each reporting date based on historical, current and forecast information.

We calculate the expected credit losses on a pool basis for those trade receivables that have similar risk characteristics. For those trade receivables that do not share similar risk characteristics, the allowance for expected credit losses is calculated on an individual basis. Risk characteristics relevant to our accounts receivable include balance of customer account and aging status. The allowance for credit losses was $1.2 million and $8.7 million as of December 31, 2024 and December 31, 2023, respectively. See Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included herein.

Goodwill and Intangible Assets

Assets and liabilities acquired from acquisitions are recorded at their estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired, including identifiable intangible assets, is recorded as goodwill. The accounting for goodwill and intangible assets requires us to make significant judgement, estimates and assumptions. Significant estimates and assumptions in valuing acquired intangible assets and liabilities include projected cash flows attributable to the assets or liabilities, asset useful lives and discount rates.

Goodwill is not amortized and is subject to annual impairment testing, or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is assessed for impairment annually on December 31. For the year ended December 31, 2024, in accordance with our annual assessment policy, we opted to bypass the qualitative assessment and performed a quantitative assessment to test goodwill for impairment. As part of our impairment assessment, the fair value of the reporting unit is estimated using a discounted cash flow valuation which incorporates assumptions regarding long-term growth rates, revenue and earnings projections, estimation of cash flows, discount rates and other factors. Changes in these inputs could materially affect the results of our impairment review. In conducting our quantitative assessment, we determined that the fair value of our goodwill substantially exceeded its carrying amount by approximately 95%, and as a result, no impairment existed as of the annual assessment date of December 31, 2024. If our forecasts of cash flows or other key inputs are negatively revised in the future, the estimated fair value of the reporting unit would be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results. No goodwill impairment charges were recorded for the years ended December 31, 2024 and 2023.

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to our future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated. No intangible asset impairment charges have been recorded for the year ended December 31, 2024. We recorded an impairment charge of $6.1 million for the year ended December 31, 2023 related to intangible assets associated with certain product offerings that were sunset in December 2023, which is included in asset impairment charges in the consolidated statements of operations. See Note 2, "Summary of Significant Accounting Policies," and Note 8, "Goodwill and Intangible Assets," to these consolidated financial statements for additional information.

Other Long-Lived Assets

We assess potential impairments to our long-lived assets, which includes property and equipment and operating lease assets, at least annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2024 and December 31, 2023, our operating leases had a weighted average remaining lease term of 6.0 years and 6.3 years and a weighted-average discount rate of 10.0% and 9.8%, respectively. Our lease agreements do not provide an implicit rate and as a result, we used an estimated incremental borrowing rate, which was derived from third-party information available at the time we adopted Accounting Standards Codification ("ASC") 842 in determining the present value of future lease payments. The rate used is for a secured borrowing of a similar term as the right of use asset. The fair value was estimated using an income approach based on management's forecast of future cash flows expected to be derived based on current sublease market rent.

We assess impairment of ROU assets when an event and change in circumstance indicates that the carrying value of such ROU assets may not be recoverable. If an event and a change in circumstance indicates that the carrying value of an ROU asset may not be recoverable and the estimated fair value attributable to the ROU asset is less than its carrying value, an impairment loss equals to the excess of the ROU asset's carrying value over its fair value is recognized.

The fair values of ROU assets were estimated using an income approach based on management's forecast of future cash flows expected to be derived based on the sublease market rent. First, we test the asset group for recoverability by comparing the undiscounted cash flows of the asset group, which include expected future lease payments related to the lease agreement offset by expected sublease income, to the carrying amount of the asset group. If the first step of the long-lived asset impairment test concludes that the carrying amount of the asset group is not recoverable, we perform the second step of the long-lived asset impairment test by comparing the fair value of the asset group to its carrying amount and recognizing a lease impairment charge for the amount by which the carrying amount exceeds the fair value. To estimate the fair value of the asset group, we rely on a discounted cash flow approach using market participant assumptions of the expected cash flows.

In 2024, we amended our lease associated with our corporate headquarters located in Irvine, California. The amendment extended the lease term five years through February 2030 and reduced the leased square footage. The lease extension was accounted for as a lease modification, and we remeasured the lease liability and ROU asset using an incremental borrowing rate of 11.5% and recognized a non-cash lease liability of $3.0 million and the related non-cash ROU asset of $3.0 million. The lease classification remained as an operating lease. We also paid $0.1 million to terminate a lease agreement for one of our offices. In conjunction with the early lease termination, we reported a gain of $0.1 million which is recognized as a reduction to the related lease expense. We also de-recognized the remaining ROU asset of $0.2 million and a lease liability of $0.4 million on the consolidated balance sheet related to the early lease termination.

In 2023, we recognized a ROU asset impairment charge of $10.9 million and impairment of related leasehold improvements of $1.3 million, driven by updated sublease assumptions for our office space in Los Angeles, California, pursuant to an operating lease that expires in 2031. The ROU impairment charges are included in asset impairment charges in the consolidated statements of operations.

We assess impairment of property and equipment when an event and change in circumstance indicates that the carrying value of such assets may not be recoverable. If an event and a change in circumstance indicates that the carrying amount of an asset (or asset group) may not be recoverable and the expected undiscounted cash flows attributable to the asset are less than its carrying value, an impairment loss equals to the excess of the asset's carrying value over its fair value is recognized. We did not have any impairment charges related to property and equipment for the year ended December 31, 2024. For the year ended December 31, 2023, we recorded impairment charges of $3.9 million of which $2.7 million related to property and equipment associated with certain product offerings that were sunset in December 2023 and $1.3 million related to leasehold improvements associated with the impairment of a ROU asset both of which are included in asset impairment charges in the consolidated statements of operations.

Fair Value Measurements

In connection with the Business Combination, we assumed 12,499,993 Public Warrants and 7,000,000 Private Placement Warrants. As of December 31, 2024, 12,499,973 of the Public Warrant and all of the Private Placement Warrants remained outstanding. The warrants are measured at fair value under ASC 820 - *Fair Value Measurements*. The fair value of the Public Warrants is classified as Level 1 financial instruments and is based on the publicly listed trading price of our Public Warrants. The fair value of the Private Warrants is determined with Level 3 inputs using the Black-Scholes model. The fair value of the Private Placement Warrants may change significantly as additional data is obtained. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value, and such changes could materially impact our results of operations in future periods. As of December 31, 2024 and December 31, 2023, warrant liability was $0.6 million. See Note 7, "Fair Value Measurements," to our consolidated financial statements included herein.

Recent Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2, "Summary of Significant Accounting Policies," such standards will not have a material impact on our consolidated financial statements or do not otherwise apply to our current operations.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by Item 305 of Regulation S-K.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is contained in our Consolidated Financial Statements and the Notes to Consolidated Financial Statements on pages F-1 through F-30 of this Annual Report and is incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

With the foregoing in mind, our chief executive officer and chief financial officer ("Certifying Officers") evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, pursuant to Rule 13a-15(b) under the Exchange Act. Based on the evaluation, our chief executive officer and chief financial officer have concluded that as of

December 31, 2024, our disclosure controls and procedures were not effective due to the ongoing material weaknesses in internal control over financial reporting described below.

Changes in Internal Control Over Financial Reporting

While we continue to implement design enhancements to our internal control procedures, we believe that, other than the changes described below regarding the ongoing remediation efforts, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on the evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2024, our internal control over financial reporting was not effective due to the ongoing material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, we have an ongoing entity-level material weakness that was identified in the years ended December 31, 2023 and 2022, and for which remediation efforts continued in the year ended December 31, 2024 as further described below.

- We did not fully maintain components of the COSO framework, including elements of the control environment, risk assessment, information and communication, and monitoring activities components, relating to (i) developing general control activities over technology to support the achievement of objectives across the entity, (ii) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives, including technology, across the entity, and (iii) sufficiency of selecting and developing control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels.

The entity-level material weakness contributed to material weaknesses within our system of internal control over financial reporting as follows:

Unremediated material weaknesses identified in the years ended December 31, 2024, 2023 and 2022

1. We did not design and maintain effective information technology (IT) general controls for certain information systems supporting our key financial reporting processes, including for our enterprise resource planning (ERP) system and for certain in-scope on-premise and vendor-supported applications. Specifically, we did not design, implement and maintain (a) change management controls to ensure that program and data changes affecting financial applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) access controls to ensure appropriate IT segregation of duties are maintained that adequately restrict and segregate privileged access between environments which support development and production, and (c) controls to monitor on an on-going basis for the proper segregation of privileged access between environments which support development and production. As a result, IT application controls and business process controls that are dependent on the ineffective IT general controls, or that rely on data produced from systems impacted by the ineffective IT general controls, are also deemed ineffective, which affects substantially all of our financial statement account balances and disclosures.

2. We did not design and maintain effective process-level controls related to the order-to-cash cycle (including revenues, accounts receivables, and deferred revenue), procure-to-pay-cycle (including operating expenses, prepaid expenses and other current assets, accounts payable and accrued expenses), capitalized software and long-term assets. As of December 31, 2024, we also concluded that this material weakness applied to the payroll cycle and income taxes. This material weakness could result in a misstatement of any account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Our independent registered public accounting firm, Moss Adams, LLP, has issued an audit report on the our internal control over financial reporting, which appears in Part IV, Item 15 of this Annual Report Form 10-K.

Remediation

With the oversight of management and the audit committee of our board of directors, we continue to actively take the appropriate steps toward the remediation of the underlying causes of the material weaknesses described above. We are committed to maintaining a strong internal control environment and implementing measures designed to ensure that the material weaknesses are remediated as soon as possible. We believe progress has been made toward remediation and we continue to implement our remediation plan. Until the remediation plan is fully implemented, tested, and deemed effective we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. If we are unable to remediate the material weakness, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected and could reduce the market's confidence in our financial statements and harm our stock price.

Remediation Efforts to Address Ongoing Material Weaknesses
Our remediation efforts for material weaknesses identified in both the current and prior years are still ongoing. To date, we have taken the following actions to remediate certain aspects of the material weakness described above that, as of December 31, 2024, had not yet been fully implemented or had not been in place for a sufficient period of time to demonstrate that they were having their desired effect:

• Improving the design and operation of controls related to revenue recognition including the identification of performance obligations and establishment of policies over the order-to-cash cycle, including policies over our treatment of cash basis customers.

• Segregating access in our ERP system and certain on-premise applications.

• Filling certain key positions in our finance and technology organizations with individuals possessing public company knowledge and experience.

• Commencing configuration of our new ERP system, which will replace our legacy ERP system in year ended December 31, 2025.

• Removing developers' administrative access from production systems.

• Removing the ability for certain users, including developers, to access other users' accounts.

• Implementing audit trails to log and monitor system configuration and data changes made by users to detect erroneous or unauthorized changes.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

Rule 10b5-1 Trading Arrangements

A portion of the compensation of our directors (as defined in Rule 16a-1(f) under the Exchange Act) is in the form of equity awards and, from time to time, directors engage in open-market transactions with respect to the securities acquired pursuant to such equity awards or other of our securities, including to satisfy tax withholding obligations when equity awards vest, and for diversification or other personal reasons.

Transactions in our securities by directors are required to be made in accordance with our insider trading policy, which requires that the transactions be in accordance with applicable U.S. federal securities laws that prohibit trading while in possession of material nonpublic information. Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables directors to prearrange transactions in our securities in a manner that avoids concerns about initiating transactions while in possession of material nonpublic information. During the quarter ended December 31, 2024, each of the following directors adopted a "Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K. All trading plans were entered into during an open insider trading window and are intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, and our policies regarding transactions in our securities.

The table below shows the contracts, instructions or written plans adopted or terminated during the quarters ended September 30, 2024 and December 31, 2024 providing for the purchase and/or sale of our securities by our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act).

Name and Title	Adoption Date	Action	Start Date	End Date[2]	Total Class A Common Stock to be Sold
Anthony Bay, Director[1]	9/13/2024	Adoption	3/7/2025	7/30/2025	54,451
Glen Ibbott, Director	11/18/2024	Adoption	6/1/2025	7/30/2025	50,505
Olga Gonzalez, Director	9/4/2024	Adoption	6/21/2025	7/30/2026	125,000
Brenda Freeman, Director	9/4/2024	Adoption	6/21/2025	7/30/2026	125,000
Scott Gordon, Director	9/10/2024	Adoption	6/21/2025	7/30/2027	283,018

[1] On September 13, 2024, Anthony Bay, entered into a pre-arranged stock trading plan pursuant to Rule 10b5-1, which superseded and terminated Mr. Bay's previous stock trading plan that was originally adopted on June 13, 2023 ("Prior Bay Plan"). The Prior Bay Plan provided for sale of up to 95,395 shares of our Class A Common Stock upon vesting of RSU awards to satisfy tax withholding obligations.

[2] Each plan terminates on the earlier of: (i) the expiration date listed in the table above; (ii) the first date on which all trades set forth in the plan have been executed; or (iii) such date the plan is otherwise terminated according to its terms.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated by reference to the information as set forth under the captions "Proposal No. 1 Election of Directors," "Information Regarding the Board of Directors and Corporate Governance," and "Executive Officers" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

Code of Conduct

We have adopted a Code of Conduct (the "Code of Conduct"), applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at ir.weedmaps.com. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of our securities by our directors, officers and employees. A copy of the Insider Trading Policy is filed as an exhibit to this Report. In addition, it is our practice to comply with the applicable laws and regulations relating to insider trading.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the information as set forth under the captions "Executive Compensation" and "Information Regarding the Board of Directors and Corporate Governance" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

Clawback Policy

In 2023, we adopted our Incentive Compensation Recoupment Policy in compliance with requirements under the Dodd Frank Wall Street Reform and Consumer Protection Act and related Nasdaq listing rules, which was amended and restated on November 7, 2024.

In connection with the filing of our Annual Report on Form 10-K for fiscal year 2023 ("2023 10-K"), we restated our financial statements for each of the first three quarters of fiscal year 2023 in the 2023 10-K ("Restatement").

We determined that the Restatement would not result in the recoupment of any compensation because the variable incentive compensation for our executive officers is calculated and paid based on year-end financial results, including year-end revenue and year-end Adjusted EBITDA targets, which are not finalized until our year-end financial close processes and audit have been completed. For the year ended December 31, 2023, we based our determination of variable incentive compensation for our executive officers based on our 2023 year-end financial results for revenue and Adjusted EBITDA. The variable component of our executive compensation program consists of cash-based bonus opportunities and long-term incentive compensation, including in the form of performance-based restricted stock units ("PRSUs"). Cash-based bonus opportunities for 2023 were delivered through a short-term incentive plan ("STIP") and achievement of bonus amounts under the STIP were based on our 2023 year-end revenue and 2023 year-end Adjusted EBITDA. PRSUs that were outstanding during the year ended December 31, 2023 had performance goals based on 2023 year-end revenue and 2023 year-end Adjusted EBITDA. Accordingly, our determination of whether any performance goals were achieved with respect to the STIP or outstanding PRSUs took place at the end of the year ended December 31, 2023, after taking into account any adjustments to the first three quarters of 2023 that resulted from the Restatement.

Accordingly, the Restatement did not impact our executive compensation payments because the variable portion of our executive compensation payments was calculated and finalized based on financial results provided in our year-end financial statements. As a result, our Compensation Committee determined that there were no payments required to be pursued under our Incentive Compensation Recoupment Policy.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the information as set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the information as set forth under the caption "Certain Relationships and Related Person Transactions" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the information as set forth under the caption "Principal Accountant Fees and Services" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2024.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

1. Financial Statements.

	Page
Consolidated Balance Sheets	F-1
Consolidated Statements of Operations	F-2
Consolidated Statements of Equity	F-3
Consolidated Statements of Cash Flows	F-4
Notes to Consolidated Financial Statements	F-6

2. Financial Statement Schedules.

All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included in our consolidated financial statements and related notes.

3. Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report:

| | | | Incorporated by Reference | | |
Exhibit No.	Description	Form	File no.	Exhibit	Filing Date
2.1+	Agreement and Plan of Merger, dated December 10, 2020, by and among Silver Spike, Merger Sub, WMH, and the Holder Representative named therein	8-K	001-39021	2.1	December 10, 2020
3.1	Certificate of Incorporation of the Company	8-K	001-39021	3.1	June 22, 2021
3.2	Amended and Restated Bylaws of the Company	8-K	001-39021	3.2	June 22, 2021
4.1	Form of Common Stock Certificate of the Company	8-K	001-39021	4.1	June 22, 2021
4.2	Form of Warrant Certificate of the Company	8-K	001-39021	4.2	June 22, 2021
4.3	Warrant Agreement, dated as of August 7, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-39021	4.1	August 12, 2019
4.5	Description of Securities	10-K	001-39021	4.5	February 25, 2022
10.1	Exchange Agreement, dated as of June 16, 2021, by and among the Company, Silver Spike Sponsor and the other parties thereto	8-K	001-39021	10.1	June 22, 2021
10.2	Tax Receivable Agreement, dated as of June 16, 2021, by and among the Company and the other parties thereto	8-K	001-39021	10.2	June 22, 2021
10.3	Fourth Amended and Restated Operating Agreement of WMH LLC	8-K	001-39021	10.3	June 22, 2021
10.4	Form of Subscription Agreement	8-K	001-39021	10.4	June 22, 2021
10.5	Amended and Restated Registration Rights Agreement, dated as of June 16, 2021, by and among the Company, Silver Spike Sponsor and the other parties thereto	8-K	001-39021	10.5	June 22, 2021
10.6#	Form of Indemnification Agreement by and between the Company and its directors and officers	8-K	001-39021	10.6	June 22, 2021
10.7#	WM Technology, Inc. 2021 Equity Incentive Plan	8-K	001-39021	10.7	June 22, 2021
10.7(a)(#)	Form of Stock Option Grant Notice	8-K	001-39021	10.7(a)	June 22, 2021
10.7(b)#	Form of RSU Award Grant Notice	8-K	001-39021	10.7(b)	June 22, 2021

10.8#	WM Technology, Inc. 2021 Employee Stock Purchase Plan	8-K	001-39021	10.8	June 22, 2021
10.9	Lease, dated as of November 11, 2013, by and between the Irvine Company LLC and Ghost Media Group, LLC, as amended	8-K	001-39021	10.12	June 22, 2021
10.10	First Amendment to Lease and Consent to Assignment, dated as of January 27, 2016, by and between Discovery Business Center LLC, as successor-in-interest to the Irvine Company LLC, and Ghost Management Group, LLC, as successor-in-interest to Ghost Media Group, LLC	8-K	001-39021	10.13	June 22, 2021
10.11	Second Amendment to Lease, dated as of April 7, 2017, by and between Discovery Business Center LLC and Ghost Management Group, LLC	8-K	001-39021	10.14	June 22, 2021
10.12	Third Amendment to Lease, dated as of December 29, 2017, by and between Discovery Business Center LLC and Ghost Management Group, LLC	8-K	001-39021	10.15	June 22, 2021
10.13	Fourth Amendment to Lease, dated May 3, 2018, by and between Discovery Business Center LLC and Ghost Management Group, LLC	8-K	001-39021	10.16	June 22, 2021
10.14	Fifth Amendment to Lease, dated as of September 30, 2024, by and between Discovery Business Center LLC and Ghost Management Group, LLC	10-Q	001-39021	10.2	November 12, 2024
10.15#	Amended and Restated WM Technology, Inc. Non-Employee Director Compensation Policy	8-K	001-39021	10.2	October 06, 2023
10.16#	Separation and Release Agreement, by and between Duncan Grazier and WM Technology, Inc, dated August 07, 2024	10-Q	001-39021	10.1	November 12, 2024
10.17#	Employment Agreement, dated August 23, 2019, by and between Ghost Management Group, LLC and Duncan Grazier	10K	001-39021	10.19	March 16, 2023
10.18#	Employment Agreement, dated November 7, 2024, by and between Ghost Management Group, LLC, a subsidiary of WM Technology, Inc. and Douglas Francis	10-Q	001-39021	10.3	November 12, 2024
10.19#	Employment Agreement, dated December 2, 2024, by and between Ghost Management Group, LLC, a subsidiary of WM Technology, Inc. and Sarah Griffis				
10.20#	Employment Agreement, dated April 4, 2019, by and between the Company and Brian Camire	10K	001-39021	10.2	May 24, 2024
10.20#	Executive Services Agreement, dated July 16, 2023, by and between SeatonHillPartners, L.P. and WM Technology Inc.	10-Q	001-39021	10.1	August 09, 2023
10.21#	Amendment to Executive Services Agreement, by and between SeatonHillPartners, L.P. and WM Technology Inc., dated February 26, 2024	10-K	001-39021	10.23	May 24, 2024
19.1	Insider Trading Policy				
21.1	List of Subsidiaries of the Registrant				
23.1	Consent of Moss Adams, LLP				
24.1	Power of Attorney (included on signature page)				
31.1	Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2	Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				

32.1*	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Incentive Compensation Recoupment (Clawback) Policy	10-K	001-39021	97	May 24, 2024
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

+ The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

# Indicates management contract or compensatory plan, contract or agreement.

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16.   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WM TECHNOLOGY, INC.

Date: March 13, 2025   By: /s/ Douglas Francis
                                                     Name: Douglas Francis
                                                     Title: Chief Executive Officer
                                                            (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Douglas Francis and Susan Echard, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Douglas Francis Douglas Francis	Chief Executive Officer (Principal Executive Officer)	March 13, 2025
/s/ Susan Echard Susan Echard	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 13, 2025
/s/ Tony Aquila Tony Aquila	Director	March 13, 2025
/s/ Anthony Bay Anthony Bay	Director	March 13, 2025
/s/ Brenda Freeman Brenda Freeman	Director	March 13, 2025
/s/ Olga Gonzalez Olga Gonzalez	Director	March 13, 2025
/s/ Scott Gordon Scott Gordon	Director	March 13, 2025
/s/ Glen Ibbott Glen Ibbott	Director	March 13, 2025

[This page intentionally left blank]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (Moss Adams LLP, Irvine, California, Auditor ID: (PCAOB ID 659))	
Consolidated Balance Sheets	F-1
Consolidated Statements of Operations	F-2
Consolidated Statements of Equity	F-3
Consolidated Statements of Cash Flows	F-4
Notes to Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

WM Technology, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of WM Technology, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements operations, equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment in Item 9A:

- The Company did not fully maintain components of the COSO framework, including elements of the control environment, risk assessment, information and communication and monitoring activities components, relating to (i) developing general control activities over technology to support the achievement of objectives across the entity, (ii) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives, including technology, across the entity, and (iii) sufficiency of selecting and developing control activities that contribute to the mitigation of risks to the achievement of objectives to acceptable levels.

The entity level material weaknesses contributed to other material weaknesses within the Company's system of internal control over financial reporting:

- The Company did not design and maintain effective information technology (IT) general controls for certain information systems supporting its key financial reporting processes, including for its enterprise resource planning (ERP) system and certain in-scope on-premise and vendor-supported applications. Specifically, the Company did not design, implement and maintain (a) change management controls to ensure that program and data changes affecting financial applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) access controls to ensure appropriate IT segregation of duties are maintained that adequately restrict and segregate privileged access between environments which support development and production, and (c) controls to monitor on an on-going basis for the proper segregation of privileged access between environments which support development and production. As a result, IT application controls and business process controls that are dependent on the ineffective IT general controls, or that rely on data produced from systems impacted by the ineffective IT general controls, are also deemed ineffective, which affects substantially all of the Company's financial statement account balances and disclosures.

- The Company did not design and maintain effective process-level controls related to the order-to-cash cycle (including revenues, accounts receivables, and deferred revenue), procure-to-pay-cycle (including operating expenses, prepaid expenses and other current assets, accounts payable and accrued expenses), payroll cycle, income taxes, capitalized software, and long-term assets.

We considered the material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2024, and our opinion on such consolidated financial statements was not affected.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company's revenues are derived primarily from monthly subscriptions to Weedmaps for Business, featured and deal listings and other WM Ad solutions. Featured and deal listings and other WM Ad solutions are offered as add-on products to the Weedmaps for Business subscriptions. Featured and deal listings provide customers with premium placement ad solutions and discount and promotion pricing tools. Other WM Ad solutions include banner ads and promotion tiles on the Company's marketplace as well as other advertising products on and off the Weedmaps marketplace. The price is generally determined through a competitive auction process that reflects local market demand. Revenues for these arrangements are recognized over-time, generally during a month-to-month subscription period as the services are provided. The Company's total revenues were $184.5 million for the year ended December 31, 2024.

The principal consideration for our determination that performing procedures related to revenue recognition is a critical audit matter was the significant auditor judgment required to evaluate the accuracy and occurrence of revenue transactions due to the

degree of subjectivity in applying audit procedures, the nature and extent of audit effort, and the nature of the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design of internal controls related to the Company's process-level controls relating to the recognition of revenue. As described in the "Basis for Opinions" section, a material weakness was identified related to this matter. Our audit procedures related to the accuracy and occurrence of revenue transactions included the following, among others:

- Obtaining an understanding and evaluating the Company's revenue recognition policy to recognize revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers.*

- Testing a selection of subscription fee and SaaS solution offering transactions by -
  - Obtaining and inspecting source documents, such as contracts, terms of conditions, and payment receipts in order to evaluate the criteria to recognize revenue were met.
  - Directly observing the delivery of these services on the marketplace during the year and tracing the transactions to the information obtained using source documents.

- Evaluating the sufficiency of audit evidence obtained and testing the completeness and accuracy of the reports used as part of our testing.

/s/ Moss Adams LLP

Irvine, California
March 13, 2025

We have served as the Company's auditor since 2023.

WM TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share data)

		December 31,		
		2024		**2023**
Assets				
Current assets				
Cash	$	51,966	$	34,350
Accounts receivable, net		10,060		11,158
Prepaid expenses and other current assets		7,486		5,978
Total current assets		69,512		51,486
Property and equipment, net		24,075		24,255
Goodwill		68,368		68,368
Intangible assets, net		1,952		2,507
Right-of-use assets		14,695		15,629
Other assets		3,264		4,776
Total assets	$	181,866	$	167,021
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued expenses	$	20,102	$	21,182
Deferred revenue		5,433		5,918
Operating lease liabilities, current		3,492		6,493
Tax receivable agreement liability, current		1,406		122
Total current liabilities		30,433		33,715
Operating lease liabilities, non-current		26,601		26,550
Tax receivable agreement liability, non-current		3,006		1,634
Warrant liability		585		585
Other long-term liabilities		1,174		1,386
Total liabilities		61,799		63,870
Commitments and contingencies (Note 6)				
Stockholders' equity				
Preferred Stock - $0.0001 par value; 75,000,000 shares authorized; no shares issued and outstanding at December 31, 2024 and December 31, 2023		—		—
Class A Common Stock - $0.0001 par value; 1,500,000,000 shares authorized; 99,033,110 shares issued and outstanding at December 31, 2024 and 94,383,053 shares issued and outstanding at December 31, 2023		10		9
Class V Common Stock - $0.0001 par value; 500,000,000 shares authorized, 54,319,542 shares issued and outstanding at December 31, 2024 and 55,486,361 shares issued and outstanding at December 31, 2023		5		5
Additional paid-in capital		92,941		80,884
Accumulated deficit		(56,879)		(64,518)
Total WM Technology, Inc. stockholders' equity		36,077		16,380
Noncontrolling interests		83,990		86,771
Total stockholders' equity		120,067		103,151
Total liabilities and stockholders' equity	$	181,866	$	167,021

The accompanying notes are an integral part of these consolidated financial statements.

WM TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share data)

		Years Ended December 31,		
		2024		**2023**
Revenues	$	184,514	$	187,993
Costs and expenses:				
Cost of revenues (exclusive of depreciation and amortization shown separately below)		9,019		12,527
Sales and marketing		40,424		47,073
Product development		36,426		36,001
General and administrative		70,619		74,313
Depreciation and amortization		13,278		12,133
Asset impairment charges		—		24,403
Total costs and expenses		169,766		206,450
Operating income (loss)		14,748		(18,457)
Other income (expenses), net				
Change in fair value of warrant liability		—		1,505
Change in tax receivable agreement liability		(2,773)		(1,256)
Other income		258		2,574
Income (loss) before income taxes		12,233		(15,634)
Provision for income taxes		46		93
Net income (loss)		12,187		(15,727)
Net income (loss) attributable to noncontrolling interests		4,548		(5,829)
Net income (loss) attributable to WM Technology, Inc.	$	7,639	$	(9,898)
Class A Common Stock:				
Basic income (loss) per share	$	0.08	$	(0.11)
Diluted income (loss) per share	$	0.08	$	(0.11)
Class A Common Stock:				
Weighted average basic shares outstanding		96,254,679		93,244,911
Weighted average diluted shares outstanding		97,103,304		93,244,911

The accompanying notes are an integral part of these consolidated financial statements.

WM TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except for share data)

	Common Stock Class A		Common Stock Class V		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total WM Technology, Inc. Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Par Value	Shares	Par Value					
As of December 31, 2022	92,062,468	$ 9	55,486,361	$ 5	$ 67,986	$ (54,620)	$ 13,380	$ 101,397	$ 114,777
Stock-based compensation	—	—	—	—	14,385	—	14,385	516	14,901
Distributions	—	—	—	—	—	—	—	(7,187)	(7,187)
Issuance of common stock - vesting of restricted stock units, net of shares withheld for employee taxes	2,242,930	—	—	—	(6)	—	(6)	—	(6)
Discharge of holdback obligation related to a prior acquisition	—	—	—	—	(1,612)	—	(1,612)	(1,995)	(3,607)
Class A Common shares issued - Class P Unit exchange	77,655	—	—	—	131	—	131	(131)	—
Net income (loss)	—	—	—	—	—	(9,898)	(9,898)	(5,829)	(15,727)
As of December 31, 2023	94,383,053	$ 9	55,486,361	$ 5	$ 80,884	$ (64,518)	$ 16,380	$ 86,771	$ 103,151
Stock-based compensation	—	—	—	—	10,073	—	10,073	214	10,287
Distributions	—	—	—	—	—	—	—	(5,555)	(5,555)
Issuance of common stock - vesting of restricted stock units, net of shares withheld for employee taxes	3,307,383	1	—	—	(4)	—	(3)	—	(3)
Class A Common shares issued - Class A Unit exchange from Class V Unit	1,166,819	—	(1,166,819)	—	1,727	—	1,727	(1,727)	—
Class A Common shares issued - Class P Unit exchange	175,855	—	—	—	261	—	261	(261)	—
Net income	—	—	—	—	—	7,639	7,639	4,548	12,187
As of December 31, 2024	99,033,110	$ 10	54,319,542	$ 5	$ 92,941	$ (56,879)	$ 36,077	$ 83,990	$ 120,067

The accompanying notes are an integral part of these consolidated financial statements.

WM TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net income (loss)	$ 12,187	$ (15,727)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:		
Depreciation and amortization	13,278	12,133
Change in fair value of warrant liability	—	(1,505)
Change in tax receivable agreement liability	2,773	1,256
Amortization of right-of -use lease assets	3,769	4,930
Asset impairment charges	—	24,403
Stock-based compensation	9,221	13,515
Discharge of holdback obligation related to prior acquisition	—	(3,705)
Gain on lease termination	(109)	—
Provision for credit losses	38	1,792
Changes in operating assets and liabilities:		
Accounts receivable	1,060	4,488
Prepaid expenses and other current assets	(1,516)	3,335
Other assets	1,032	(40)
Accounts payable and accrued expenses	996	(15,275)
Deferred revenue	(485)	(338)
Operating lease liabilities	(5,568)	(6,334)
Net cash provided by operating activities	36,676	22,928
Cash flows from investing activities		
Capitalized software and expenditures	(11,637)	(11,871)
Net cash used in investing activities	(11,637)	(11,871)
Cash flows from financing activities		
Distributions	(7,682)	(4,218)
Repayment of insurance premium financing	—	(1,450)
Taxes paid related to net share settlement of equity awards	(4)	(6)
Proceeds from collection of related party note receivable	379	384
Tax receivable agreement payment	(116)	—
Net cash used in financing activities	(7,423)	(5,290)
Net increase in cash	17,616	5,767
Cash – beginning of year	34,350	28,583
Cash – end of year	$ 51,966	$ 34,350

The accompanying notes are an integral part of these consolidated financial statements.

WM TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Continued)

	Years Ended December 31,	
	2024	**2023**
Supplemental disclosure of cash flow information		
Cash (refunded from) paid for income taxes	$ 52	$ 38
Supplemental disclosures of noncash investing and financing activities		
Stock-based compensation capitalized for software development	$ 1,066	$ 1,386
Capitalized assets included in accounts payable and accrued expenses	$ 881	$ 1,041
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$ 3,015	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Business and Organization

Founded in 2008, and headquartered in Irvine, California, WM Technology, Inc. (the "Company") operates a leading online cannabis marketplace for consumers together with a comprehensive set of eCommerce and compliance software solutions for cannabis businesses, which are sold to both storefront locations and delivery operators ("retailers") and brands in the U.S. states and U.S. territories legalized cannabis markets. The Company's comprehensive business-to-consumer and business-to-business suite of products afford cannabis retailers and brands of all sizes integrated tools to compliantly run their businesses and to reach, convert, and retain consumers.

The Company's business primarily consists of its commerce-driven marketplace ("Weedmaps"), and its fully integrated suite of end-to-end Software-as-a-Service ("SaaS") solutions software offering ("Weedmaps for Business"). The Weedmaps marketplace provides cannabis consumers with information regarding cannabis retailers and brands. In addition, the Weedmaps marketplace aggregates data from a variety of sources, including retailer point-of-sale solutions ("POS"), to provide consumers with the ability to browse by strain, price, cannabinoids and other information regarding locally available cannabis products, through the Company's website and mobile apps. The marketplace provides consumers with product discovery, access to deals and discounts, and reservation of products for pickup by consumers or delivery to consumers by participating retailers (retailers complete orders and process payments outside of the Weedmaps marketplace as Weedmaps serves only as a portal, passing a consumer's inquiry to the dispensary). The marketplace also provides education and learning information to help newer consumers learn about the types of products to purchase. The Company believes the size, loyalty and engagement of its user base and the frequency of consumption of cannabis by its base makes the Weedmaps marketplace highly valuable to its clients.

Weedmaps for Business, the Company's SaaS offering, is a comprehensive set of eCommerce and compliance software solutions catered towards cannabis retailers, delivery services and brands that streamline front and back-end operations and help manage compliance needs. With Weedmaps for Business, the Company offers an end-to-end platform for licensed cannabis retailers to comply with state law. The Company sells a monthly subscription offering to storefront, delivery and brand clients as well as upsell and add-on offerings to licensed clients. The Company also offers other add-on products for additional fees.

WM Technology, Inc. was initially incorporated in the Cayman Islands on June 7, 2019 under the name "Silver Spike Acquisition Corp" ("Silver Spike"). Silver Spike was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On June 16, 2021 (the "Closing Date"), Silver Spike consummated the business combination (the "Business Combination"), pursuant to that certain Agreement and Plan of Merger, dated December 10, 2020 (the "Merger Agreement"), by and among Silver Spike, Silver Spike Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Silver Spike Acquisition Corp., WM Holding Company, LLC, a Delaware limited liability company (when referred to in its pre-Business Combination capacity, "Legacy WMH" and following the Business Combination, "WMH LLC"), and Ghost Media Group, LLC, a Nevada limited liability company, solely in its capacity as the initial holder representative. On the Closing Date, and in connection with the closing of the Business Combination (the "Closing"), Silver Spike was domesticated and continues as a Delaware corporation, changing its name to WM Technology, Inc.

Legacy WMH was reorganized into an Up-C structure, in which substantially all of the assets and business of Legacy WMH are held by WMH LLC and continue to operate through WMH LLC and its subsidiaries, and WM Technology, Inc.'s material assets are the equity interests of WMH LLC indirectly held by it. Legacy WMH was determined to be the accounting acquirer in the Business Combination, which was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with GAAP and the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements reflect all adjustments considered necessary for a fair presentation of the consolidated results of operations and financial position for the fiscal years presented. All such adjustments are of a normal recurring nature. Certain prior year amounts have been reclassified to conform to the current year presentation.

For the year ended December 31, 2024, the Company changed its presentation of the line item previously reported as "Net revenue" to "Revenue" in the consolidated statements of operations. The change is solely to reflect that the adjustments to revenue are more appropriately considered to be adjustments to the transaction price rather than customer credits. Therefore, the Company concluded that the line item is more accurately characterized as "Revenue" in the consolidated statements of

operations. Accordingly, for the year ended December 31, 2024, the Company changed the reporting line to "Revenue" which is determined in the same manner as the Company's previously reported "Net revenue", and the only change is the description of the line item.***Principles of Consolidation***

The consolidated financial statements include the accounts of WM Technology, Inc. and WMH LLC, including their wholly and majority owned subsidiaries. In conformity with GAAP, all significant intercompany accounts and transactions have been eliminated.

Foreign Currency

Assets and liabilities denominated in a foreign currency are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at the average exchange rates during the periods. The impact of exchange rate fluctuations from translation of assets and liabilities is insignificant for the years ended December 31, 2024 and 2023.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by management include, among others, the allowance for credit losses, the useful lives of long-lived assets, income taxes, website and internal-use software development costs, leases, valuation of goodwill and other intangible assets, valuation of warrant liability, deferred tax assets and the related valuation allowance, tax receivable agreement ("TRA") liability, revenue recognition, performance and stock-based compensation and the recognition and disclosure of contingent liabilities.

Risks and Uncertainties

The Company operates in a relatively new industry where laws and regulations vary significantly by jurisdiction. Currently, forty states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam have legalized some form of cannabis use for certain medical purposes. Twenty-four of those states, the District of Columbia, Guam, and Northern Mariana have legalized cannabis for adults for non-medical purposes as well (sometimes referred to as adult or recreational use). Eight additional states have legalized forms of low-potency cannabis, for select medical conditions. Only two states continue to prohibit cannabis entirely. Additionally, while a number of U.S. legislators have introduced various bills to legalize cannabis at the federal level, none of these bills has become law. Currently, under federal law, cannabis, other than hemp (defined by the U.S. government as Cannabis sativa L. with a THC concentration of not more than 0.3% on a dry weight basis), is still a Schedule I controlled substance under the Controlled Substances Act ("CSA"). Even in states or territories that have legalized cannabis to some extent, the cultivation, possession, and sale of cannabis all violate the CSA and are punishable by imprisonment, substantial fines, and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA can be a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. If any of the states that permit use of cannabis were to change their laws or the federal government was to actively enforce the CSA or other laws related to the federal prohibition on cannabis, the Company's business could be adversely affected.

In addition, the Company's ability to grow and meet its operating objectives depends largely on the continued legalization and regulation of cannabis on a widespread basis. There can be no assurance that such legalization will occur on a timely basis, or at all.

The geographic concentration of the Company's clients makes the Company vulnerable to a downturn in the local markets. Historically, the Company's business operations have been located primarily in the State of California. See Note 3, "Revenue from Contracts with Customers," to these consolidated financial statements for additional information.

Accounts Receivable, Net

A receivable is recorded when an unconditional right to invoice and receive payment exists. Accounts receivable represents amounts related to receivables from customers. Receivables are shown net of allowance for credit losses which is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The Company measures credit losses on its trade accounts receivable using the current expected credit loss model under ASC 326 *Financial Instruments – Credit Losses*.

The Company calculates the expected credit losses on a pool basis for trade receivables that have similar risk characteristics. For trade receivables that do not share similar risk characteristics, the allowance for credit losses is calculated on an individual basis. Risk characteristics relevant to the Company's accounts receivable include balance of customer account and aging status.

Account balances are written off against the allowance when it is determined that it is probable that the receivable will not be recovered. The Company had allowance for credit losses of $1.2 million as of December 31, 2024 and $8.7 million as of December 31, 2023, respectively.

As of December 31, 2024 and December 31, 2023, no customer accounted for more than 10% of the total gross accounts receivable outstanding.

The following table summarizes the changes in the allowance for credit losses:

	Years Ended December 31,		
	2024		**2023**
Allowance, beginning of year	$ 8,748	$	12,232
Provision for credit losses	38		1,792
Write-off, net of recoveries	(7,543)		(5,276)
Allowance, end of year	$ 1,243	$	8,748

Investments in Equity Securities

Investments in equity securities that do not have a readily determinable fair value and qualify for the measurement alternative for equity investments provided in ASC 321, *Investments – Equity Securities* are accounted for at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of December 31, 2024 and December 31, 2023, the carrying value of the Company's investments in equity securities without a readily determinable fair value were $0.0 million.

The Company performs a qualitative assessment at each reporting date to evaluate whether the investments in equity securities are impaired. When a qualitative assessment indicates that an investment is impaired, the investment is written down to its fair value. The Company did not have any impairment charges related to investments in equity securities for the year ended December 31, 2024. For the year ended December 31, 2023, the Company recorded $3.5 million in impairment charges related to investments in equity securities. These impairment charges are included in asset impairment charges in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, amortization and asset impairment charges, and consist of internally developed software, computer equipment, motor vehicle, furniture and fixtures and leasehold improvements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and generally over three years for computer equipment, seven years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the remaining term of the related lease. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the Company's results of operations.

The Company assesses impairment of property and equipment when an event and change in circumstance indicates that the carrying value of such assets may not be recoverable. If an event and a change in circumstance indicates that the carrying amount of an asset (or asset group) may not be recoverable and the expected undiscounted cash flows attributable to the asset are less than its carrying value, an impairment loss equals to the excess of the asset's carrying value over its fair value is recognized. The Company did not have any impairment charges related to property and equipment for the year ended December 31, 2024. For the year ended December 31, 2023, the Company recorded impairment charges of $3.9 million of which $2.7 million was related to property and equipment associated with certain product offerings that were sunset in December 2023 and $1.3 million was related to leasehold improvements associated with the impairment of a ROU asset both of which are included in asset impairment charges in the consolidated statements of operations.

Capitalized Software

Capitalized website and internal-use software development costs are included in property and equipment in the accompanying consolidated balance sheets. The Company capitalizes certain costs related to the development and enhancement of the Weedmaps platform and SaaS solutions when (i) the preliminary development project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include personnel and related expenses for employees and costs of third-party contractors who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Maintenance and training costs are expensed as incurred. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred for enhancements that were expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years. Product development costs include salaries and benefits for employees, including engineering and technical teams who are responsible for building new products, as well as maintaining and improving existing products. Product development costs that do not meet the criteria for capitalization are expensed as incurred.

During the years ended December 31, 2024 and 2023, the Company amortized $11.7 million and $7.7 million, respectively, of internal-use software development costs to subscription and support cost of revenues. For the years ended December 31, 2024 and 2023, the Company capitalized $11.6 million and $13.1 million, respectively, of costs related to the development of software applications. At December 31, 2024 and 2023, the accumulated amortization of capitalized internal-use software development costs was $24.5 million and $12.9 million, respectively.

Goodwill and Intangible Assets

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is reviewed for impairment each year using a qualitative or quantitative process that is performed at least annually as of December 31 or whenever events or circumstances indicate a likely reduction in the fair value of a reporting unit below its carrying amount such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit.

In testing for goodwill impairment, the Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value. If it is determined that it is unlikely that the carrying value exceeds the fair value, the Company is not required to complete the quantitative goodwill impairment evaluation. If it is determined that the carrying value may exceed fair value when considering qualitative factors, a quantitative goodwill impairment evaluation is performed. When performing the quantitative evaluation, if the carrying value of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. For the year ended December 31, 2024, in accordance with the Company's annual assessment policy, the Company performed a quantitative assessment to test goodwill for impairment. As part of the impairment assessment, the fair value of the reporting unit is estimated using a discounted cash flow valuation which incorporates assumptions regarding long-term growth rates, revenue and earnings projections, estimation of cash flows, discount rates and other factors. Changes in these inputs could materially affect the results of the impairment review. In conducting the quantitative assessment, the Company determined that the fair value of the goodwill substantially exceeded its carrying amount by approximately 95%, and as a result, no impairment existed as of the annual assessment date of December 31, 2024. If the forecasts of cash flows or other key inputs are negatively revised in the future, the estimated fair value of the reporting unit would be adversely impacted, potentially leading to an impairment in the future that could materially affect the operating results. No goodwill impairment charges were recorded for the years ended December 31, 2024 and 2023.

Intangible assets are recorded at cost less accumulated amortization. Intangible assets are reviewed for impairment whenever events or changes in circumstances may affect the recoverability of the net assets. Such reviews may include an analysis of current results and take into consideration the undiscounted value of projected operating cash flows. The Company did not have any impairment charges related to intangible assets for the year ended December 31, 2024. The Company recorded an impairment charge of $6.1 million for the year ended December 31, 2023 related to intangible assets associated with certain product offerings that were sunset in December 2023, which is included in asset impairment charges in the consolidated statements of operations. See Note 8, "Goodwill and Intangible Assets," to these consolidated financial statements for additional information.

Leases

The Company's operating leases consist of office space located primarily in the United States. The Company does not have any leases classified as financing leases. The Company classifies arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the consolidated balance sheets as both a right-of-use asset ("ROU") and lease

liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

The Company assesses impairment of ROU assets when an event and change in circumstance indicates that the carrying value of such ROU assets may not be recoverable. If an event and a change in circumstance indicates that the carrying value of an ROU asset may not be recoverable and the estimated fair value attributable to the ROU asset is less than its carrying value, an impairment loss equals to the excess of the ROU asset's carrying value over its fair value is recognized.

The fair values of ROU assets were estimated using an income approach based on management's forecast of future cash flows expected to be derived based on the sublease market rent. First, the Company tests the asset group for recoverability by comparing the undiscounted cash flows of the asset group, which include expected future lease payments related to the lease agreement offset by expected sublease income, to the carrying amount of the asset group. If the first step of the long-lived asset impairment test concludes that the carrying amount of the asset group is not recoverable, the Company performs the second step of the long-lived asset impairment test by comparing the fair value of the asset group to its carrying amount and recognizing a lease impairment charge for the amount by which the carrying amount exceeds the fair value. To estimate the fair value of the asset group, the Company relies on a discounted cash flow approach using market participant assumptions of the expected cash flows. The impairment charges of ROU assets are included in asset impairment charges in the consolidated statements of operations. See Note 5, "Leases," to these consolidated financial statements for additional information.

Warrant Liability

The Company assumed 12,499,993 Public Warrants originally issued in the initial public offering of Silver Spike (the "Public Warrants") and 7,000,000 Private Placement Warrants that were originally issued in a private placement by Silver Spike (the "Private Placement Warrants" and together with the Public Warrants, the "Warrants") upon the Closing, all of which were issued in connection with Silver Spike's initial public offering and entitle the holder to purchase one share of Class A Common Stock at an exercise price of at $11.50 per share. As of December 31, 2024, 12,499,973 Public Warrants and 7,000,000 Private Placement Warrants remained outstanding. The Public Warrants are publicly traded and are exercisable for cash unless certain conditions occur, such as the failure to have an effective registration statement related to the shares issuable upon exercise or redemption by the Company under certain conditions, at which time the warrants may be cashless exercised. The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

The Company evaluated the Warrants under ASC 815-40 - *Derivatives and Hedging - Contracts in Entity's Own Equity*, and concluded they do not meet the criteria to be classified in stockholders' equity. Specifically, the exercise of the Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of the Company's Class A equity holders. Because not all of the voting stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Warrants do not meet the conditions to be classified in equity. Since the Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the consolidated balance sheets at fair value, with subsequent changes in their respective fair values recognized in change in fair value of warrant liabilities within the consolidated statements of operations at each reporting date. See Note 11, "Warrant Liability," to these consolidated financial statements for additional information.

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a tax receivable agreement (the "TRA") with continuing members that provides for a payment to the continuing Class A Unit holders of 85% of the amount of tax benefits, if any, that the Company realizes, or is deemed to realize, as a result of redemptions or exchanges of Units (as defined below). In connection with such potential future tax benefits resulting from the Business Combination, and such subsequent redemptions and exchanges, the Company has established a deferred tax asset for the additional tax basis and a corresponding TRA liability of 85% of the expected benefit. The remaining 15% is recorded to additional paid-in capital.

The TRA liability is subject to remeasurement each reporting period, due to various factors, including changes in federal and state income tax rates and assessment of the probability of payment. As these remeasurement changes are subsequent to the initial measurement, the impact of the remeasurement is recorded in other income (expense), net on the consolidated statements of operations. See Note 15, "Income Taxes," to these consolidated financial statements for additional information.

Revenue Recognition

The Company recognizes revenue when the fundamental criteria for revenue recognition are met. In accordance with ASC Topic 606, *"Revenue from Contracts with Customers,"* the Company recognizes revenue by applying the following five steps: the contract with the customer is identified; the performance obligations in the contract are identified; the transaction price is determined; the transaction price is allocated to the performance obligations in the contract; and revenue is recognized when (or as) the Company satisfies these performance obligations in an amount that reflects the consideration it expects to be entitled to in exchange for those services. The Company excludes sales taxes and other similar taxes from the measurement of the transaction price. The Company's contract with customers do not contain general rights of return. However, adjustments to the standard pricing may occur for selected customers on a case-by-case basis. Revenue reflects the transaction price, including any adjustments, that the Company expects to receive for such goods and services. Transaction price adjustments are primarily related to the Company's Together for Equity Access and Legislation program, through which the Company provides free software, advertising, educational materials and training programs to applicants or licenses under social equity licensing programs. The Company provides these transaction price adjustments to license holders who were awarded special status by the state based on owner qualifications. Special status is typically given in new markets to add more diversity and inclusion in the cannabis space. A license's social equity status is validated by the Company on the applicable state's website. For the years ended December 31, 2024 and 2023, total transaction price adjustments issued was $5.5 million and $4.2 million, respectively. For clients that pay in advance for listing and other services, the Company records deferred revenue and recognizes revenue over the applicable subscription term.

The Company's revenues are derived primarily from monthly subscriptions to Weedmaps for Business, featured and deal listings and other WM Ad solutions. The Company's Weedmaps for Business subscriptions generally have one-month terms that automatically renew unless notice of cancellation is provided in advance. Featured and deal listings and other WM Ad solutions are offered as add-on products to the Weedmaps for Business subscriptions. Featured and deal listings provide customers with premium placement ad solutions and discount and promotion pricing tools. Other WM Ad solutions include banner ads and promotion tiles on the Company's marketplace ad as well as other advertising products on and off the Weedmaps marketplace. The Company has a fixed inventory of featured listing and display advertising in each market, and price is generally determined through a competitive auction process that reflects local market demand. Revenues for these arrangements are recognized over-time, generally during a month-to-month subscription period as the services are provided. The Company rarely needs to allocate the transaction price to separate performance obligations. In the rare case that allocation of the transaction price is needed, the Company recognizes revenue in proportion to the standalone selling prices of the underlying services at contract inception.

Revenue for service contracts that the Company assesses are not probable of collection is not recognized until the contract is completed and payment is received. Collectability is reassessed when there is a significant change in facts or circumstances. The assessment of collectability considers whether the Company may limit its exposure to credit risk through its right to stop transferring additional service in the event the customer is delinquent. See Note 3, "Revenue from Contracts with Customers," to these consolidated financial statements for additional information.

Cost of Revenues (Exclusive of Depreciation and Amortization)

The Company's cost of revenue primarily consists of web hosting, internet service costs, credit card processing costs and other third party services.

Advertising

The Company expenses the cost of advertising in the period incurred. Advertising expense totaled $10.7 million and $11.8 million for the years ended December 31, 2024 and 2023, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company measures fair value of employee stock-based compensation awards on the date of grant and allocates the related expense over the requisite service period. The fair value of restricted stock units and performance-based restricted stock units without market conditions is equal to the market price of the Company's Class A common stock on the date of grant. The fair value of performance-based restricted stock units with market conditions is measured using a Monte Carlo simulation. The fair value of the Class P Units is measured using the Black-Scholes-Merton valuation model. The expected volatility is based on the historical volatility and implied volatilities for comparable companies, the expected life of the award is based on the simplified method. When awards include a performance condition of the Company that impacts the vesting of the award, the Company records compensation cost when it becomes probable that the performance condition will be met. The level of achievement of such goals in the performance-based restricted stock awards may cause the actual number of units that ultimately vest to range from 0% to 200% of the original units granted. When awards include a performance condition of the markets, the vesting of the award is dependent upon the attainment of a target stock price. Forfeitures of such stock-based awards are recognized as they occur and the Company records compensation cost over the derived service period. See Note 13, "Stock-based Compensation," to these consolidated financial statements for additional information.

Employee Benefit Plan

The Company's 401(k) saving plan is a tax-qualified deferred compensation arrangement under Section 401(k) of the Internal Revenue Code. Under the Company's 401(k) plan, participating U.S. employees may contribute a portion of their eligible earnings, subject to applicable U.S. Internal Revenue Service and plan limits. The Company matches up to 3.5% of the employee's eligible compensation, vested upon two years of service. For the years ended December 31, 2024 and 2023, the Company recognized $1.7 million and $2.3 million, respectively, of expenses related to employer contributions for the Company's 401(k) plan.

Other Income (Expense), net

Other income (expense), net consists primarily of gain resulting from the discharge of a holdback obligation related to a prior acquisition, change in fair value of warrant liability, TRA liability remeasurement, political contributions, interest income, interest expense, financing fees and other tax related expenses.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment. A valuation allowance is recognized if the Company determines it is more-likely-than-not that all or a portion of a deferred tax asset will not be recognized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent and expected future results of operation. See Note 15, "Income Taxes," to these consolidated financial statements for additional information.

Earnings (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) attributable to WM Technology, Inc. by the weighted-average number of shares of Class A Common Stock outstanding during the period.

Diluted income (loss) per share is computed giving effect to all potential weighted-average dilutive shares for the period. The dilutive effect of outstanding awards or financial instruments, if any, is reflected in diluted income (loss) per share by application of the treasury stock method or if-converted method, as applicable. Potential common shares are excluded from the

calculation of diluted EPS in the event they are antidilutive or subject to performance conditions for which the necessary conditions have not been satisfied by the end of the reporting period. See Note 14, "Earnings Per Share," for additional information on dilutive securities.

Concentrations of Credit Risk

The Company's financial instruments are potentially subject to concentrations of credit risk. The Company places its cash with high quality credit institutions and the Company's cash balances at these institutions typically exceed the Federal Deposit Insurance Corporation limit. As of December 31, 2024 and December 31, 2023, the Company had cash balances that exceeded the deposit insurance limit with five financial institutions. The Company believes that the risk of loss is not significant and has not experienced any losses in such accounts.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure", which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment's profit or loss. The update also requires all annual disclosures about a reportable segment's profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by ASC 280, Segment Reporting, including the significant segment expense disclosures. This ASU is effective for fiscal years beginning after December 15, 2024. The Company adopted this ASU as of December 31, 2024. See Note 4, "Segment Reporting," for additional reportable segment disclosure.

The Company also reviewed other accounting pronouncements that became effective for the year ended December 31, 2024 and determined that either they were not applicable, or they did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-09, *"Income Taxes - Improvements to Income Tax Disclosures"* requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted. The Company is currently evaluating the impact of the adoption of this standard.

The Company also reviewed other recently issued accounting pronouncements to be adopted in future periods and determined that they are not expected to have a material impact on the consolidated financial statements.

3. Revenue from Contracts with Customers

The Company sells a monthly subscription offering to retailer and brand clients as well as upsell and add-on offerings to licensed clients. The Company's current Weedmaps for Business monthly subscription package includes:

- WM Listings: A listing page with product menu for a retailer or brand on the Weedmaps marketplace, enabling the Company's clients to be discovered by the marketplace's users. This also allows clients to disclose their license information, hours of operation, contact information, discount policies and other information that may be required under applicable state law.

- WM Orders: Software for retailers to receive pickup and delivery orders directly from a Weedmaps listing and connect orders directly with a client's POS system (for certain POS systems). The marketplace also enables brands to route customer purchase interest to a retailer that carries the brand's product. After a dispensary receives the order request from the consumer, the dispensary and the consumer can continue to communicate, adjust items in the request, and handle any stock issues, prior to and while the dispensary processes and fulfills the order.

- WM Store: Customizable order and menus embed which allows retailers and brands to import their Weedmaps listing menu or product reservation functionality to their own white-labeled WM Store website or separately owned website. WM Store facilitates customer pickup or delivery orders and enables retailers to reach more customers by bringing the breadth of the Weedmaps marketplace to a client's own website.

- WM Connectors: A centralized integration platform, including API tools, for easier menu management, automatic inventory updates and streamlined order fulfillment to enable clients to save time and more easily integrate into the WM Technology ecosystem and integrate with disparate software systems. This creates business efficiencies and

improves the accuracy and timeliness of information across Weedmaps, creating a more positive experience for consumers and businesses.

- WM Insights: An insights and analytics platform for clients leveraging data across the Weedmaps marketplace and software solutions. WM Insights provides data and analytics on user engagement and traffic trends to a client's listing page. For Brand clients, WM Insights allows them to monitor their brand and product rankings, identify retailers not carrying products and keep track of top brands and products by category and state.

The Company also offers other add-on products for additional fees, including:

- WM Ads: Ad solutions on the Weedmaps marketplace designed for clients to amplify their businesses and reach more highly engaged cannabis consumers throughout their buying journey including:

  ◦ Featured Listings: Premium placement ad solutions on high visibility locations on the Weedmaps marketplace (desktop and mobile) to amplify our clients' businesses and maximize clients' listings and deal presence.

  ◦ WM Deals: Discount and promotion pricing tools that let clients strategically reach prospective price-conscious cannabis customers with deals or discounts to drive conversion. In some jurisdictions, it is required by applicable law to showcase discounts.

  ◦ Other ads solutions: Includes banner ads and promotion tiles on our marketplace as well as banner ads that can be tied to keyword searches. These products provide clients with targeted ad solutions in highly visible slots across our digital surfaces.

- WM Dispatch: Compliant, automated and optimized logistics and fulfillment last-mile delivery software (including driver apps) that helps clients manage their delivery fleets. This product streamlines the delivery experience from in-store to front-door.

In December 2023, the Company completed the sunset of WM AdSuite, WM CRM and WM Screens product offerings as it continues to focus our efforts on other Weedmaps for Business products that support the Weedmaps marketplace and improve the eCommerce experience for the Company's clients and users.

Disaggregation of revenue

The following table summarizes the Company's disaggregated revenue information (in thousands):

	Years Ended December 31,	
	2024	**2023**
Revenues:		
Featured and deal listings	$ 115,022	$ 126,546
Weedmaps for Business	54,170	46,730
Subtotal	169,192	173,276
Other ad solutions	15,322	14,717
Total revenues[1]	$ 184,514	$ 187,993

———————

[1] Revenues include transaction price adjustments of $5.5 million in 2024 and $4.2 million in 2023. See "Revenue Recognition" of Note 2, "Summary of Significant Accounting Policies" to the consolidated financial statements for further discussion.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription offerings, as described above, and is recognized as the revenue recognition criteria are met. The deferred revenue balance as of December 31, 2024 was $5.4 million and is expected to be fully recognized within the next twelve months. The deferred revenue balance as of December 31, 2023 was $5.9 million and was fully recognized in the first quarter of the following fiscal year. The Company generally invoices customers and receives payment on an upfront basis and payments do not include

significant financing components or variable consideration and there are generally no rights of return or refunds after the subscription period has passed.

Substantially all of the Company's revenue has been generated in the United States for the years ended December 31, 2024 and 2023. For the year ended December 31, 2024, approximately 53% of the Company's revenue originated in California compared with 52% for the year ended December 31, 2023.

4. Segment Reporting

The Company considers its product offerings as similar, in close proximity, and have aggregated them into one reportable segment, which constitutes consolidated results. Revenue from customers is derived principally from monthly subscription packages and other add-on products. The Company's chief operating decision maker (the "CODM") is the Chief Executive Officer. The Company's CODM reviews financial information on a consolidated basis for purposes of allocating resources and assessing financial performance, as well as for making strategic operational decisions and managing the organization. The accounting policies for the segment are the same as those described in Note 2, "Summary of Significant Accounting Policies."

The measure of segment assets is reported on the balance sheet as total consolidated assets. The majority of the Company's revenue and total assets are within the United States. The CODM evaluates company-wide performance based on multiple performance measures (both GAAP and Non-GAAP measures), including, but not limited net income.

The table below provides the calculation of net income, which is the performance measure that is most consistent with GAAP, and the significant operating expenses included in this performance measure (in thousands):

| | Years Ended December 31, | |
	2024	2023
Revenues	$ 184,514	$ 187,993
Less (add):		
Cost of revenues	9,019	12,527
Sales and marketing	40,424	47,073
Product development	36,426	36,001
General and administrative	70,619	74,313
Depreciation and amortization	13,278	12,133
Asset impairment charges	—	24,403
Other non-operating expense (income), net[1]	2,515	(2,823)
Provision for income taxes	46	93
Segment net income (loss)	$ 12,187	$ (15,727)

[1] Includes change in fair value of warrant liability, change in tax receivable agreement liability and other non-operating income and expense.

There are no reconciling items or adjustments between segment revenues, net income, total assets and consolidated revenues, net income, and total assets.

5. Leases

The Company follows the guidance under ASC 842 - *Leases* for its operating leases. The Company's operating leases consist of office space located primarily in the United States. The Company does not have any leases classified as financing leases.

The components of lease related costs, net for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Years Ended December 31,	
	2024	**2023**
Operating lease cost	$ 5,482	$ 7,208
Variable lease cost	2,307	1,549
Operating lease cost	7,789	8,757
Short-term lease cost	106	89
Total lease cost, net	$ 7,895	$ 8,846

Net rent expense is included in general and administrative expense in the accompanying consolidated statements of operations. During the years ended December 31, 2024 and 2023, the Company made cash payments of $9.0 million and $9.9 million, respectively, on its operating leases, all of which were included in cash flows from operating activities within the consolidated statements of cash flows.

Sublease rental income is recognized as a reduction to the related lease expense on a straight-line basis over the sublease term. For the years ended December 31, 2024 and 2023, the Company recorded rent income related to a sublease of $1.3 million and $2.2 million, respectively. In 2022, the Company entered into a sublease agreement with an affiliate of the Chief Executive Officer. The sublease commenced on June 1, 2022, and the term is for the remainder of the amended lease term which expired on October 31, 2024. See Note 16, "Related Party Transactions," to these consolidated financial statements for additional information.

As of December 31, 2024, future minimum payments for the next five years and thereafter are as follows (in thousands):

	Operating Leases
Years Ending December 31,	
2025	$ 6,381
2026	6,395
2027	6,590
2028	6,791
2029	7,001
Thereafter	7,292
Total	$ 40,450
Less present value discount	(10,357)
Operating lease liabilities	$ 30,093

As of December 31, 2024 and December 31, 2023, the Company's operating leases had a weighted average remaining lease term of 6.0 years and 6.3 years and a weighted-average discount rate of 10.0% and 9.8%. The Company's lease agreements do not provide an implicit rate and as a result, the Company used an estimated incremental borrowing rate, which was derived from third-party information available at the time the Company adopted ASC 842 in determining the present value of future lease payments. The rate used is for a secured borrowing of a similar term as the right of use asset. The fair value was estimated using an income approach based on management's forecast of future cash flows expected to be derived based on current sublease market rent.

The Company assesses impairment of ROU assets when an event and change in circumstance indicates that the carrying value of such ROU assets may not be recoverable. If an event and a change in circumstance indicates that the carrying value of an ROU asset may not be recoverable and the estimated fair value attributable to the ROU asset is less than its carrying value, an impairment loss equals to the excess of the ROU asset's carrying value over its fair value is recognized.

The fair values of ROU assets were estimated using an income approach based on management's forecast of future cash flows expected to be derived based on the sublease market rent. First, the Company tests the asset group for recoverability by comparing the undiscounted cash flows of the asset group, which include expected future lease payments related to the lease agreement offset by expected sublease income, to the carrying amount of the asset group. If the first step of the long-lived asset impairment test concludes that the carrying amount of the asset group is not recoverable, the Company performs the second step

of the long-lived asset impairment test by comparing the fair value of the asset group to its carrying amount and recognizing a lease impairment charge for the amount by which the carrying amount exceeds the fair value. To estimate the fair value of the asset group, the Company relies on a discounted cash flow approach using market participant assumptions of the expected cash flows.

The Company did not have any ROU asset impairment charges for the year ended December 31, 2024. For the year ended December 31, 2023, the Company recognized a ROU asset impairment charge of $10.9 million and impairment of related leasehold improvements of $1.3 million, driven by updated sublease assumptions for the Company's office space in Los Angeles, California, pursuant to an operating lease that expires in 2031. The ROU impairment charges are included in asset impairment charges in the consolidated statements of operations.

In 2024, the Company amended its lease associated with its corporate headquarters located in Irvine, California. The amendment extended the lease term five years through February 2030 and reduced the leased square footage. The lease extension was accounted for as a lease modification, and the Company remeasured its lease liability and ROU asset using an incremental borrowing rate of 11.5% and recognized a non-cash lease liability of $3.0 million and the related non-cash ROU asset of $3.0 million. The lease classification remained as an operating lease. The Company also paid $0.1 million to terminate a lease agreement for one of the offices. In conjunction with the early lease termination, the Company reported a gain of $0.1 million which is recognized as a reduction to the related lease expense. The Company also de-recognized the remaining ROU asset of $0.2 million and a lease liability of $0.4 million on the consolidated balance sheet related to early lease termination.

6. Commitments and Contingencies

Litigation

During the ordinary course of the Company's business, it is subject to various claims and litigation. Management believes that the outcome of such claims or litigation will not have a material adverse effect on the Company's financial position, results of operations or cash flow.

Further, on October 17, 2024, a putative shareholder class action complaint, captioned *Seret Ishak v. WM Technology, Inc. et al.*, Case No. 2:24-cv-08959, was filed in the U.S. District Court for the Central District of California, naming the Company and certain former and current officers and/or directors of the Company and Silver Spike as defendants. The lawsuit alleges that the Company made material misrepresentations and/or omissions of material fact relating to historical public reporting of MAUs in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The putative class action is brought on behalf of persons or entities who purchased or otherwise acquired our securities between May 25, 2021, and September 24, 2024, inclusive, and seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney's fees. At this early stage of the proceedings, the Company is unable to make any prediction regarding the outcome of the litigation.

Further, on November 8, 2024, a shareholder derivative action, captioned *DeGennaro v. Francis, et. al*, Case No. 8:24-cv-02454, was filed in the U.S. District Court for the Central District of California against certain members of the Company's board of directors and certain former and current officers. The plaintiff purports to bring the action derivatively on behalf of the Company, and the Company is a nominal defendant in the action. The derivative complaint alleges, among other things, that the individual defendants authorized or permitted materially false statements and/or material omissions of fact relating to historical public reporting of MAUs. The derivative complaint asserts claims for violations of Section 10(b) of the Exchange Act as well as claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, and waste of corporate assets. The derivative complaint seeks unspecified damages on behalf of the Company, disgorgement or restitution, corporate governance reforms, declaratory relief, and an award of costs and expenses to the derivative plaintiff, including attorneys' fees.

Further, on November 18, 2024, a shareholder derivative action, captioned *Pearson v. Francis, et. al*, Case No. 8:24-cv-02525, was filed in the U.S. District Court for the Central District of California against certain former and current members of our board of directors and certain former and current officers. The derivative complaint alleges, among other things, that the individual defendants authorized or permitted materially false statements and/or material omissions of fact relating to historical public reporting of MAUs and corporate governance matters. The derivative complaint asserts claims for violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, as well as claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and contribution under Sections 10(b) and 21D of the Exchange Act. The derivative complaint seeks unspecified damages on behalf of the Company, restitution, corporate governance reforms, declaratory relief, and an award of costs and expenses to the derivative plaintiff, including attorneys' fees. On December 10, 2024, the U.S. District Court of the Central District of California issued an order consolidating the

DeGennaro and Pearson shareholder derivative actions. At this early stage of the proceedings, the Company is unable to make any prediction regarding the outcome of the litigation.

SEC Matter

As previously disclosed, in the second quarter of 2022, the Company's board of directors received an internal complaint regarding the calculation, definition and reporting of the Company's monthly active users ("MAUs") metric. In response, the Company's board of directors formed a special committee of independent directors to conduct an internal investigation with the assistance of outside counsel. As a result of the findings of that internal investigation, the Company provided certain additional information regarding the growth and nature of the Company's previously-reported MAUs in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 9, 2022. This investigation found no impact on the Company's financial results under GAAP or the reporting or disclosure of any currently disclosed non-GAAP financial metric. As also previously reported, in the third quarter of 2022, the Company determined not to report MAUs going forward. In August 2022, the Company's board of directors determined to voluntarily report the internal complaint and subsequent internal investigation to the SEC, following which the SEC's Division of Enforcement commenced an investigation.

As also previously reported in the Current Report on Form 8-K filed on July 25, 2024, on July 22, 2024, the Company reached an agreement in principle with the SEC staff to resolve the SEC's investigation with respect to the Company. Under the terms of the settlement, the Company consented, without admitting or denying the SEC's findings, to the entry of an administrative cease-and-desist order finding violations of Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, Sections 13(a) and 14(a) of the Securities Exchange Act of 1934, as amended, and Rules 12b-20, 13a-1, 13a-11, 13a-13, and 14a-9 thereunder, and pay a civil money penalty of $1.5 million. The settlement was approved by the SEC, and the administrative cease-and-desist order was entered in September 2024. The Company issued payment to the SEC, and it was received by the SEC, in October 2024. Accordingly, the SEC enforcement matter is concluded with respect to the Company.

Purchase Obligations

The Company has minimum outstanding purchase obligations of $7.3 million in 2025 and $7.5 million in 2026, due under software license agreements, of which the majority relates to the Company's remaining two years of the three-year AWS Enterprise agreement.

7. Fair Value Measurements

Fair Value Measurements

The Company follows the guidance in ASC 820 - *Fair Value Measurements* for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period.

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

- Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs based on the Company assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company's liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	Level	December 31, 2024	December 31, 2023
Liabilities:			
Warrant liability – Public Warrants	1	$ 375	$ 375
Warrant liability – Private Placement Warrants	3	210	210
Total warrant liability		$ 585	$ 585

The following tables summarize the changes in the fair value of the warrant liabilities (in thousands):

	Year Ended December 31, 2024		
	Public Warrants	Private Placement Warrants	Warrant Liabilities
Fair value, beginning of period	$ 375	$ 210	$ 585
Change in valuation inputs or other assumptions	—	—	—
Fair value, end of period	$ 375	$ 210	$ 585

	Year Ended December 31, 2023		
	Public Warrants	Private Placement Warrants	Warrant Liabilities
Fair value, beginning of period	$ 1,250	$ 840	$ 2,090
Change in valuation inputs or other assumptions	(875)	(630)	(1,505)
Fair value, end of period	$ 375	$ 210	$ 585

Public Warrants

The Company determined the fair value of the Public Warrants, based on the publicly listed trading price of such warrants as of the valuation date. Accordingly, the Public Warrants are classified as Level 1 financial instruments. The fair value of the Public Warrants was $0.4 million as of December 31, 2024 and December 31, 2023.

Private Placement Warrants

The estimated fair value of the Private Placement Warrants is determined with Level 3 inputs using the Black-Scholes model. The significant inputs and assumptions in this method are the stock price, exercise price, volatility, risk-free rate and term or maturity. The underlying stock price input is the closing stock price as of each valuation date and the exercise price is the price as stated in the warrant agreement. The volatility input was determined using the historical volatility of comparable publicly traded companies which operate in a similar industry or compete directly against the Company. Volatility for each comparable publicly traded company is calculated as the annualized standard deviation of daily continuously compounded returns. The Black-Scholes analysis is performed in a risk-neutral framework, which requires a risk-free rate assumption based upon constant-maturity treasury yields, which are interpolated based on the remaining term of the Private Placement Warrants as of each valuation date. The term/maturity is the duration between each valuation date and the maturity date, which is five years following the date the Business Combination closed, or June 16, 2026.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	December 31, 2024	December 31, 2023
Exercise price	$ 11.50	$ 11.50
Stock price	$ 1.38	$ 0.72
Volatility	85.0 %	87.5 %
Term (years)	1.46	2.46
Risk-free interest rate	4.20 %	4.13 %

Significant changes in the volatility would result in a significant lower or higher fair value measurement, respectively. The fair value of the Private Placement Warrants was $0.2 million as of December 31, 2024 and December 31, 2023. There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

8.   Goodwill and Intangible Assets

Goodwill

Goodwill totaled $68.4 million as of December 31, 2024 and December 31, 2023. No goodwill impairment charges were recorded for the years ended December 31, 2024 and 2023.

Intangible Assets

Intangible assets consisted of the following for the periods presented below (in thousands):

	December 31, 2024			
	Weighted Average Amortization Period (Years)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Trade and domain names	15.0	$ 7,256	$ (5,492)	$ 1,764
Software technology	5.0	249	(162)	87
Customer relationships	8.0	170	(69)	101
Total intangible assets	14.5	$ 7,675	$ (5,723)	$ 1,952

	December 31, 2023			
	Weighted Average Amortization Period (Years)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Trade and domain names	15.0	$ 7,256	$ (5,008)	$ 2,248
Software technology	5.0	249	(112)	137
Customer relationships	8.0	170	(48)	122
Total intangible assets	14.5	$ 7,675	$ (5,168)	$ 2,507

Amortization expense and impairment charge for intangible assets were $0.6 million and $7.8 million for the years ended December 31, 2024 and 2023, respectively. The Company recorded a non-cash intangible impairment charge of $6.1 million for the year ended December 31, 2023 related to certain product offerings that were sunset in December 2023, which is included in asset impairment charges in the consolidated statements of operations. No intangible asset impairment charges have been recorded for the years ended December 31, 2024.

The estimated future amortization expense of intangible assets as of December 31, 2024 is as follows (in thousands):

Years ended December 31,	Amortization
2025	$ 555
2026	543
2027	505
2028	222
2029	127
Thereafter	—
	$ 1,952

9. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2024 and December 31, 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Prepaid insurance	$ 1,146	$ 1,530
Prepaid marketing	343	387
Prepaid software	2,836	2,406
Other prepaid expenses and other current assets	3,161	1,655
	$ 7,486	$ 5,978

The Company capitalizes implementation costs incurred in cloud computing arrangements that are service contracts if they meet certain requirements. Those requirements are similar to the requirements for capitalizing implementation costs incurred to develop internal-use software. Amortization is computed using the straight-line method over the term of the associated hosting arrangement. These implementation costs are classified on the balance sheet in prepaid and other current assets, and the related cash flows are presented as cash outflows from operations. Impairment is recognized and measured when it is no longer probable that the computer software project will be completed and placed in service.

No impairment charges were recognized during the years ended December 31, 2024 and 2023, related to certain capitalized implementation costs for a cloud computing arrangement that was abandoned.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued liabilities as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 20
Accounts payable and other accrued liabilities	$ 7,466	$
Accrued Commissions and Bonuses	5,986	
Accrued Salaries	2,865	
Accrued Vacation	2,766	
Other accrued employee expenses	1,019	
	$ 20,102	$

11. Warrant Liability

At December 31, 2024, there were 12,499,973 Public Warrants outstanding and 7,000,000 Private Placement Warrants outstanding.

As part of Silver Spike's initial public offering, 12,500,000 Public Warrants were sold. The Public Warrants entitle the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments. The Public Warrants may be exercised only for a whole number of shares of Class A Common Stock. No fractional shares will be issued upon exercise of the warrants. The Public Warrants will expire at 5:00 p.m. New York City time on June 16, 2026, or earlier upon redemption or liquidation. The Public Warrants are listed on the NYSE under the symbol "MAPSW."

The Company may redeem the Public Warrants starting July 16, 2021, in whole and not in part, at a price of $0.01 per Public Warrant, upon not less than 30 days' prior written notice of redemption to each holder of Public Warrants, and if, and only if, the reported last sales price of the Company's Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalization and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the holders of Public Warrants.

Simultaneously with Silver Spike's initial public offering, Silver Spike consummated a private placement of 7,000,000 Private Placement Warrants with Silver Spike's sponsor ("Silver Spike Sponsor"). Each Private Placement Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants (including the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain exceptions, and they are nonredeemable as long as they are held by Silver Spike Sponsor or its permitted transferees. Silver Spike Sponsor, as well as its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis and will have certain registration rights related to such Private Placement Warrants. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Placement Warrants are held by holders other than Silver Spike Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

The Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. The exercise price and number of Class A Common Stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of shares of Class A Common Stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants.

The Company concluded the Public Warrants and Private Placement Warrants, or the Warrants, meet the definition of a derivative under ASC 815- *Derivatives and Hedging* (as described in Note 2) and are recorded as liabilities. Upon the Closing, the fair value of the Warrants was recorded on the balance sheet. The fair value of the Warrants are remeasured as of each balance sheet date. The Company recorded no gain or loss from remeasurement for the year ended December 31, 2024. The Company recorded non-cash gain of $1.5 million in the consolidated statements of operations for the years ended December 31, 2023. For additional information, see Note 7, "Fair Value Measurements."

12. Equity

Class A Common Stock

Voting Rights

Each holder of the shares of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of the shares of Class A Common Stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, the holders of the outstanding shares of Class A Common Stock are entitled to vote separately upon any amendment to the Company's certificate of incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is disproportionately adverse as compared to the Class V Common Stock.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's board of directors out of funds legally available therefor.

Rights upon Liquidation, Dissolution and Winding-Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of the shares of Class A Common Stock are entitled to share ratably in all assets remaining after payment of the Company's debts and other liabilities, subject to prior distribution rights of preferred stock or any class or series of stock having a preference over the shares of Class A Common Stock, then outstanding, if any.

Preemptive or Other Rights

The holders of shares of Class A Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of Class A Common Stock. The rights, preferences and privileges of holders of shares of Class A Common Stock will be subject to those of the holders of any shares of the preferred stock that the Company may issue in the future.

Class V Common Stock

Voting Rights

Each holder of the shares of Class V Common Stock is entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of shares of Class V Common Stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, the holders of the outstanding shares of Class V Common Stock are entitled to vote separately upon any amendment to the Company's certificate of incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of common stock in a manner that is disproportionately adverse as compared to the Class A Common Stock.

Dividend Rights

The holders of the Class V Common Stock will not participate in any dividends declared by the Company's board of directors.

Rights upon Liquidation, Dissolution and Winding-Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Class V Common Stock are not entitled to receive any of the Company's assets.

Preemptive or Other Rights

The holders of shares of Class V Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V Common Stock.

Issuance and Retirement of Class V Common Stock

In the event that any outstanding share of Class V Common Stock ceases to be held directly or indirectly by a holder of Class A Units, such share will automatically be transferred to us for no consideration and thereupon will be retired. The Company will not issue additional shares of Class V Common Stock other than in connection with the valid issuance or transfer of Units in accordance with the governing documents of WMH LLC.

Preferred Stock

Pursuant to the amended and restated certificate of incorporation in effect as of June 15, 2021, the Company was authorized to issue 75,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. As of December 31, 2024, there were no shares of preferred stock issued or outstanding.

Noncontrolling Interests

The noncontrolling interest represents the Units held by holders other than the Company. As of December 31, 2024, the noncontrolling interests owned 36.7% of the Units outstanding. The noncontrolling interests' ownership percentage can fluctuate over time, including as the WMH LLC equity holders elect to exchange Units for Class A Common Stock. The Company has consolidated the financial position and results of operations of WMH LLC and reflected the proportionate interest held by the WMH LLC Unit equity holders as noncontrolling interests.

13. Stock-based Compensation

WM Holding Company, LLC Equity Incentive Plan

The Company accounted for the issuance of Class A-3 and Class B Units issued under the WM Holding Company, LLC Equity Incentive Plan in accordance with ASC 718 - *Stock Based Compensation*. The Company considered the limitation on the exercisability of the Class A-3 and Class B Units to be a performance condition and recorded compensation cost when it became probable that the performance condition would be met.

In connection with the Business Combination, each of the Class A-3 Units outstanding prior to the Business Combination were cancelled, and the holder thereof received a number of Class A units representing limited liability company interests of WMH LLC (the "Class A Units") and an equivalent number of shares of Class V Common Stock, par value $0.0001 per share (together with the Class A Units, the "Paired Interests"), and each of the Class B Units outstanding prior to the Business Combination were cancelled and holders thereof received a number of Class P units representing limited liability company interests of WMH LLC (the "Class P Units" and together with the Class A Units, the "Units"), each in accordance with the Merger Agreement.

Concurrently with the closing of the Business Combination, the Unit holders entered into an exchange agreement (the "Exchange Agreement"). The terms of the Exchange Agreement, among other things, provide the Unit holders (or certain permitted transferees thereof) with the right from time to time at and after 180 days following the Business Combination to exchange their vested Paired Interests for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or Class P Units for shares of Class A Common Stock with a value equal to the value of such Class P Units less their participation threshold, or in each case, at the Company's election, the cash equivalent of such shares of Class A Common Stock.

A summary of the Class P Unit activity for the periods presented is as follows:

	Number of Units
Outstanding Class P Units, December 31, 2023	14,804,507
Cancellations	(775)
Exchanged for Class A Common Stock	(400,000)
Outstanding Class P Units, December 31, 2024	14,403,732
Vested, December 31, 2024	14,403,732

As of December 31, 2024, all the outstanding Class P Units have been vested and as such, there is no remaining unrecognized stock-based compensation expense for non-vested Class P Units. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense for the Class P Units of $0.2 million and $0.5 million, respectively.

WM Technology, Inc. Equity Incentive Plan

In connection with the Business Combination, the Company adopted the WM Technology, Inc. 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan permits the granting of incentive stock options to employees and for the grant of non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors and consultants. As of December 31, 2024, 40,639,882 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2021 Plan. The number of shares of Class A Common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to five percent (5%) of the total number of shares of the Company's capital stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock. As of December 31, 2024, 19,341,168 shares of Class A Common Stock are available for future issuance.

A summary of the restricted stock unit ("RSU") activity for the year ended December 31, 2024 is as follows:

	Number of RSUs	Weighted-average Grant Date Fair Value
Non-vested at December 31, 2023	7,683,598	$ 2.96
Granted	5,416,973	0.82
Vested	(3,252,428)	3.19
Cancelled/Forfeited/Expired	(1,901,235)	2.70
Non-vested at December 31, 2024	7,946,908	$ 1.46

As of December 31, 2024, unrecognized stock-based compensation expense for non-vested RSUs was $9.9 million, which is expected to be recognized over a weighted-average period of 1.7 years. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense for the RSUs of $8.8 million and $13.1 million, respectively.

The Company grants performance-based restricted stock units ("PRSUs"). For the awards with the Company's performance and service-based vesting conditions, the level of achievement of such goals may cause the actual number of units that ultimately vest to range from 0% to 200% of the original units granted. The Company recognizes expense ratably over the vesting period for the PRSUs when it is probable that the performance criteria specified will be achieved. The fair value is equal to the market price of the Company's common stock on the date of grant.

For the awards with market performance conditions, the vesting of the award is dependent upon the attainment of a target stock price. The Company recognizes stock-based compensation expense for awards with market conditions over the derived service period of the awards. The estimated fair value and derived service period for the awards with market conditions are calculated using a Monte Carlo simulation. Assumptions used in valuing awards with market conditions include the performance period, grant-date stock price, expected volatility, risk-free rate and cost of equity.

During the year ended December 31, 2024, a PRSU market condition award of 4,342,391 units was granted to the Company's Chief Executive Officer that will vest based upon achieving certain target prices for the Company's common stock. Achievement of the target prices will be determined using the volume weighted average closing price of the Company's Class A common stock over a 30 trading-day period. Any unvested PRSUs remaining after December 31, 2027 will be forfeited. If service is terminated prior to December 31, 2027, all unvested PRSUs will be forfeited.

The following table summarizes the key assumptions used in estimating the value of the PRSUs granted in 2024.

Grant Date	November 07, 2024
Performance period	November 07, 2024 - December 31, 2027
PRSUs Granted	4,342,391
Grant Date Stock Price	$0.77
Risk-Free Rate at Valuation Date	4.05%
Cost of Equity	18.00%
Estimated Volatility at Valuation Date	85.61%

A summary of the PRSU activity for the year ended December 31, 2024 is as follows:

	Number of PRSUs	Weighted-average Grant Date Fair Value
Non-vested at December 31, 2023	234,375	6.40
Granted	4,342,391	0.38
Vested	(58,594)	6.40
Cancelled/Forfeited/Expired	(175,781)	6.40
Non-vested at December 31, 2024	4,342,391	0.38

As of December 31, 2024, the unrecognized stock-based compensation expense for non-vested PRSUs was $1.5 million, which is expected to be recognized over a weighted-average period of 1.7 years. For the year ended December 31, 2024, the Company recorded stock-based compensation expense of $0.2 million related to the PRSUs. For the year ended December 31, 2023, the Company recorded stock-based compensation credit of $0.1 million related to the PRSUs.

The Company recorded stock-based compensation cost related to the Class P Units, RSUs and PRSUs in the following expense categories on the consolidated statements of operations (in thousands):

| | Years Ended December 31, | |
	2024	2023
Sales and marketing	$ 1,439	$ 2,706
Product development	3,516	4,170
General and administrative	4,266	6,639
Total stock-based compensation expense	9,221	13,515
Amount capitalized to software development	1,066	1,386
Total stock-based compensation cost	$ 10,287	$ 14,901

14. Earnings Per Share

Basic income (loss) per share of Class A Common Stock is computed by dividing net earnings (loss) attributable to WM Technology, Inc. by the weighted-average number of shares of Class A Common Stock outstanding during the period. Diluted income (loss) per share of Class A Common Stock adjusts basic net income (loss) per share of Class A Common Stock for the potentially dilutive impact of securities. For warrants that are liability-classified, during periods when the impact is dilutive, the Company assumes share settlement of the instruments as of the beginning of the reporting period and adjusts the numerator to remove the change in fair value of the warrant liability, net of the portion attributable to non-controlling interests, and adjusts the denominator to include the dilutive shares calculated using the treasury stock method.

The computation of (loss) income per share attributable to WM Technology, Inc. and weighted-average shares of the Company's Class A Common Stock outstanding are as follows for the years ended December 31, 2024 and 2023 (amounts in thousands, except for share and per share amounts):

| | Years Ended December 31, | |
	2024	2023
Numerator:		
Net income (loss)	$ 12,187	$ (15,727)
Less: net income (loss) attributable to noncontrolling interests after the Business Combination	4,548	(5,829)
Net income (loss) attributable to WM Technology, Inc. - basic and diluted	$ 7,639	$ (9,898)
Denominator:		
Weighted average common shares outstanding - basic	96,254,679	93,244,911
Weighted average effect of dilutive securities:		
Restricted stock units[1]	847,767	—
Performance-based stock units	858	—
Weighted average common shares outstanding - diluted	97,103,304	93,244,911
Net income (loss) per share of Class A Common Stock:		
Net income (loss) per Class A common share - basic	$ 0.08	$ (0.11)
Net income (loss) per Class A common share - diluted	$ 0.08	$ (0.11)

[1] Calculated using the treasury stock method.

Shares of the Class V Common Stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class V Common Stock under

the two-class method has not been presented. However, shares of the Class V Common Stock outstanding for the period are considered potentially dilutive shares of Class A common stock under application of the if-converted method and are included in the computation of diluted earnings (loss) per share, except when the effect would be anti-dilutive.

The Company excluded the following securities from its computation of diluted shares outstanding, as their effect would have been anti-dilutive:

	Years Ended December 31,	
	2024	**2023**
Class V Shares	54,319,542	55,486,361
Class P Units	14,403,732	14,804,507
RSUs outstanding	6,504,918	7,683,598
PRSUs outstanding	4,342,391	234,375
Public Warrants	12,499,973	12,499,973
Private Placement Warrants	7,000,000	7,000,000

15. Income Taxes

As a result of the Business Combination, WM Technology, Inc. became the sole managing member of WMH LLC, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, WMH LLC is not subject to U.S. federal and certain state and local income taxes. Accordingly, no provision for U.S. federal and state income taxes has been recorded in the financial statements for the period prior to June 16, 2021, as this period was prior to the Business Combination.

Following the Business Combination, any taxable income or loss generated by WMH LLC is passed through to and included in the taxable income or loss of its members, including WM Technology, Inc., on a pro rata basis, with the remainder reflected in the line item Income Taxed to Owners of Non-controlling Interests. WM Technology, Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to its allocable share of any taxable income of WMH following the Business Combination. The owners of the non-controlling interests are taxed as a partnership, and therefore, no tax provision is allocated to non-controlling interests on the consolidated statements of operations. The Company is also subject to taxes in foreign jurisdictions.

The components of income (loss) before taxes are as follows (in thousands):

	Years Ended December 31,			
	2024		**2023**	
Domestic	$	12,279	$	(15,582)
Foreign		(46)		(52)
Income before income taxes		12,233		(15,634)

The components of the provision for (benefit from) income taxes are as follows (in thousands):

| | Years Ended December 31, | |
	2024	2023
Current		
Federal	$ 6	$ —
State	40	93
Foreign	—	—
	46	93
Deferred		
Federal	—	—
State	—	—
Foreign	—	—
	—	—
Provision for income taxes	$ 46	$ 93

The change in the Company's income tax provision/(benefit) during the years ended December 31, 2024 and 2023 were due to the continuation of recording a full valuation allowance on our deferred tax assets and continued remeasurement of the related TRA liability.

The actual income tax expense differs from the expected amount computed by applying the federal statutory corporate tax rate of 21 percent as follows (in thousands):

	Years Ended December 31,			
	2024		**2023**	
Federal statutory rate	$	2,607	$	(3,283)
State blended statutory rate		647		(828)
Income taxed to owners of noncontrolling interests		(1,219)		1,558
Foreign tax impact		—		1
Change in fair value of warrant liability		—		(246)
Stock based compensation		1,446		2,154
Other permanent items		943		433
Research and development credits		(1,298)		(502)
Return to Provision		(837)		1,128
Acquisition Holdback Share Release		—		(605)
Change in valuation allowance		(3,292)		(413)
Tax receivable agreement revaluation		455		205
Change in State Tax Rate		594		491
Provision for income taxes	$	46	$	93
Effective tax rate		0.4 %		(0.6)%

The significant components of the net deferred tax assets are as follows:

	December 31, 2024		December 31, 2023	
Deferred tax assets				
Investment in partnership	$	120,258	$	129,297
Tax receivable agreement		36,908		37,021
Net operating loss carryovers		20,973		15,689
Tax credit carryovers		5,303		4,140
Other		534		535
Total deferred tax asset		183,976		186,682
Less: valuation allowance		(183,976)		(186,682)
Net deferred tax asset	$	—	$	—

The valuation allowance decreased $2.7 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively. Realization of deferred tax assets is dependent on future earning, if any, the timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

As of December 31, 2024, the Company had federal and state net operating loss carry forwards of approximately $72.5 million and $88.9 million, respectively, available to reduce future taxable income, if any. The federal net operating loss carries forward indefinitely and most of the state net operating losses will expire beginning in 2041. The Company also has foreign net operating loss carry forwards of approximately $0.1 million.

As of December 31, 2024, the Company had federal and California research credit carryforwards of $4.9 million and $2.2 million, respectively, available to reduce future tax. Federal tax credits begin to expire in 2041 and California credits carry forward indefinitely.

Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. An "ownership change" would occur for these purposes if one or more stockholders or groups of stockholders, who own at least 5% of the Company's stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a

rolling three-year period. Utilization of federal net operating loss carryforwards is also limited to 80% of the Company's taxable income in the year of deduction.

The Company's deferred tax asset is primarily attributable to future tax amortization deductions of tax basis created from the Business Combination, subsequent redemptions and exchanges of WMH Units, and future TRA payments. These deferred tax assets generally amortize over 15 years beginning on the date the WMH Units are deemed to have been exchanged or redeemed, or TRA payments are made, as applicable. Tax amortization deductions in excess of taxable income from operations result in a net operating loss, which can be carried forward indefinitely for federal tax purposes.

The Company assesses whether it is "more-likely-than-not" that it will realize its deferred tax assets ("DTAs"). The Company establishes a valuation allowance when available evidence indicates that it is more-likely-than-not that the deferred tax asset will not be realized. In assessing the need for a valuation allowance, the Company considers the amounts and timing of expected future deductions or carryforwards and sources of taxable income that may enable utilization. This includes an analysis of the Company's current financial position, results of operations for the current and prior years and all currently available information about future years. This assessment and estimates require significant management judgement. The Company maintains an existing valuation allowance until enough positive evidence exists to support its reversal. Change in the amount or timing of expected future deductions or taxable income may have a material impact on the level of income tax valuation allowances.

Based on the weight of all available evidence, both positive and negative, the Company determined during the fourth quarter of 2022 that a full valuation allowance was required against its net DTAs. Management assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Significant pieces of negative evidence evaluated were the book operating loss incurred during the year ended December 31, 2022 and lowered forecasts at that time. For the years ended December 31, 2024 and 2023, management conducted a similar analysis, and determined that a full valuation allowance was still required. Payment under the TRA liability was not probable, resulting from the full valuation allowance. As of December 31, 2024 and December 31, 2023, the TRA liability was $4.4 million and $1.8 million, respectively.

The Company follows the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return.

The following table reflects changes in the unrecognized tax benefits (in thousands):

	December 31, 2024	December 31, 2023
Gross amount of unrecognized tax benefits as of the beginning of the period	$ 1,024	$ 920
Decreases related to prior year tax provisions	(34)	—
Increases related to current year tax provisions	325	104
Gross amount of unrecognized tax benefits as of the end of the period	$ 1,315	$ 1,024

As of December 31, 2024, the Company has unrecognized tax benefits of approximately $1.3 million, which would affect its effective tax rate if recognized, and without consideration of valuation allowance. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months. It is the Company's policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary.

The Company and its subsidiaries file income tax returns with the U.S. federal government, various U.S. states and several foreign jurisdictions. The Company's U.S. federal and state tax returns remain open to examination for 2020 through 2024. In addition, tax returns remain open to examination in non-U.S. subsidiaries, including Canada.

16. Related Party Transactions

During the second quarter of 2022, the Company entered into a sublease agreement with an affiliate of the Chief Executive Officer. The sublease commenced on June 1, 2022, and the term is for the remainder of the amended lease term which expired on October 31, 2024. The monthly base rent, after the rent abatement period for the first four months, is $69,000. As of December 31, 2024, there was no outstanding rent receivable. As of December 31, 2023, rent receivable was $0.7 million and was included in prepaid expenses and other current assets on the accompanying consolidated balance sheets. For the years ended December 31, 2024 and 2023, income on the sublease from the related party transactions were $0.6 million and

$0.7 million, respectively. The income on sublease is netted with rent expense and included in general and administrative expenses on the consolidated statements of operations.

In connection with the Business Combination, the Company paid $1.1 million in certain transaction costs reimbursable by Silver Spike's sponsor ("Silver Spike Sponsor"), an affiliate to a member of the board of directors. On March 16, 2023, Silver Spike Holdings, an affiliate of Silver Spike Sponsor, entered into a promissory note with the Company and agreed to pay the principal amount of $1.1 million in 12 equal quarterly installments commencing on March 31, 2023. The promissory note bears interest at a rate of 5% per annum commencing on March 31, 2023 and maturing on December 31, 2025. In an event of default, the outstanding principal amount shall bear interest for the entire period during which the principal balance is unpaid at a rate which is equal to 10% per annum. As of December 31, 2024, the remaining balance of the promissory note receivable was $0.4 million and is included in prepaid expenses and other current assets on the consolidated balance sheets. As of December 31, 2023, the remaining balance of the promissory note receivable was $0.7 million of which $0.4 million was included in prepaid expenses and other current assets and $0.3 million was included in other assets on the accompanying consolidated balance sheets. For the years ended December 31, 2024 and 2023, interest income on the promissory note were less than $0.1 million, which is included in other income (expense), net on the consolidated statement of operations.

During the years ended December 31, 2024 and 2023, the Company reimbursed $0.2 million and $0.4 million, respectively, in certain legal fee to Silver Spike Holdings, an affiliate to a member of the board of directors in connection with responding to the SEC investigation. See Part I. Item 3. "Legal Proceedings" for further discussion. The expense is included in general and administrative expenses on the consolidated statements of operations.

Exhibit 10.19

Ghost Management Group, LLC
41 Discovery
Irvine, California 92618

December 2, 2024

Sarah Griffis

     Re: <u>Offer of Employment</u>

Dear Sarah:

This letter is to memorialize the offer of employment (the "**Offer**") made to you by Ghost Management Group, LLC (the "**Company**") and to set forth the specific terms and conditions of your employment with the Company.

1) <u>Position</u>. The Company offers you the full-time, exempt position of Chief Technology Officer. In this position, you will report to Douglas Francis, unless notified otherwise. You will work at the Company's Austin, Texas office.

2) <u>At-Will Employment</u>. Subject to the terms and conditions of this Offer, the Company agrees to employ you and you agree to be employed by the Company commencing no later than January 6, 2025. If you have not commenced employment with the Company by this date, this Offer shall be null and void and of no further effect. You shall be employed on an at-will basis, meaning that either the Company or you may, at any time, with or without cause and with or without advance notice, terminate the employment relationship. You and the Company agree that it is the express intent of each of us that your employment shall be at will. Nothing in this Offer or the relationship between you and the Company now or in the future may be construed or interpreted to create an employment relationship for a specific length of time or any right to continued employment, or any limit on the discretion of the Company to modify terms and conditions of employment. No employee or representative of the Company has the authority to modify this at-will policy except for the Chief Executive Officer of the Company ("**CEO**"), and any such modification to this at-will employment policy must be in a written agreement signed by both you and the CEO. This constitutes an integrated agreement with respect to the at-will nature of the employment relationship, and there may be no implied or oral agreements that in any way modify this at-will employment policy.

3) <u>Duties</u>. In your role, you shall be responsible for all duties commensurate with those generally expected of your title as well as any set forth in your job description. You shall also have such other responsibilities as may be assigned to you from time to time by your manager or other senior officer of the Company. While you remain employed in such role, you agree to devote your full business efforts and time to the Company and will use good faith efforts to discharge your obligations under this letter to the best of your ability. You represent and warrant to the Company that you are not party to any contract, understanding, agreement or policy, written or otherwise, that would be breached by your entering into, or performing services under, this letter.

Exhibit 10.19

4) <u>Compensation and Benefits</u>.

    a. <u>Salary</u>. You will receive a base salary at the rate of **Four Hundred Thousand Dollars ($400,000)**, annualized, payable in accordance with the Company's normal payroll practices. In addition, you may be eligible to earn an annual bonus for each calendar year of employment with a bonus target of **fifty percent (50%)** of your annual base salary (which shall consist of base wages or salary and overtime pay and any utilized vacation and sick time, excluding any accrued but not used vacation time or sick time, relocation allowances, bonuses, awards, equity grants or any other form of compensation), paid pursuant to the Company's Annual Incentive Plan, with the attainment of such bonus being based upon the achievement of quantifiable goals that will be established by senior management. The bonus (i) may be modified or terminated by the Company in its sole discretion at any time, and (ii) shall be deemed earned as provided in the Company's Annual Incentive Plan. In the event of a conflict between this offer of employment and the Annual Incentive Plan, the Annual Incentive Plan shall control. Any bonus payable hereunder shall be paid within the "short-term deferral" period provided under Treasury Regulation Section 1.409A-(b)(4).

    b. <u>Signing Bonus.</u> We will also provide you with a signing bonus of **Twenty-Five Thousand Dollars ($25,000)** (the "**Signing Bonus**"). The Signing Bonus will be paid in one lump sum in a separate check within thirty (30) days after your start date with the Company. The Signing Bonus is taxable, and all regular and required payroll taxes/withholdings will be withheld. In the event that you are terminated by the Company for Cause (as defined below) within twelve (12) months of your employment start date, you will be responsible for reimbursing the Company for the entire Signing Bonus. Alternatively, if you resign from the Company within twelve (12) months of your employment start date, you will be responsible for reimbursing the Company a prorated portion of the Signing Bonus based on the ratio of (x) twelve (12) minus the number of full months of your employment with the Company to (y) twelve (12) months.

    c. <u>Equity.</u> Following commencement of your employment with the Company, the Company will recommend to the Compensation Committee of the Board of Directors (the "**Compensation Committee**") of WM Technology, Inc. ("**WM Technology**") that you be granted an award of restricted stock units ("**RSUs**") under WM Technology's 2021 Equity Incentive Plan (the "**EIP**") with a grant of **one million eight hundred thousand (1,800,000) units**. Please note that your RSU award is subject to approval by the Compensation Committee and, if approved by the Compensation Committee, will be governed by the terms and conditions of the EIP and your RSU award agreement.

    d. <u>Withholdings and Deductions</u>. All payments made under this Offer by the Company shall be subject to all required federal, state, and local withholdings and such other deductions as you may properly instruct the Company to take.

    e. <u>Benefits</u>. You will be entitled to employee benefits on the same basis as those benefits are made available to other similarly situated Company employees. Your rights under any benefit policies or plans adopted by the Company shall be governed solely by the terms of such policies or plans. The Company reserves to itself or its designated administrator the exclusive authority and discretion to determine all issues of eligibility, interpretation and administration of each such benefit plan or policy. The Company or its designated administrator reserves the right to modify or terminate each benefit plan or program with or without prior notice to employees. Details

Exhibit 10.19

about current benefit plans and programs are available in the office of the Company's benefits administrator.

f. <u>Vacation</u>. You will receive paid vacation according to the Company's Vacation policy set forth in the Company's Employee Handbook as may be amended from time to time (the "**Employee Handbook**"). You will be eligible to accrue paid vacation at the rate set forth in the Employee Handbook. Payment of any accrued but unused vacation will be made upon termination of employment.

g. <u>Paid Sick Leave</u>. You will be eligible for paid sick leave according to the Company's Sick Leave policy set forth in the Employee Handbook.

h. <u>Exclusive Compensation</u>. You agree that your compensation under this <u>Compensation</u> <u>and Benefits</u> section constitutes the complete, full and exclusive consideration and compensation for all services rendered by you under this Offer.

i. <u>Definition of Cause</u>. Any of the following actions by you constitute Cause for termination of employment by the Company: (i) an act of fraud, embezzlement, dishonesty, material misappropriation or theft against the Company or any of its affiliates, or a customer or co-worker; (ii) willful misconduct that has, or could reasonably be expected to have, an adverse effect upon the business, interests, or reputation of the Company or any of its affiliates; (iii) conviction of, or plea of nolo contendere with respect to, a felony or other crime involving moral turpitude; (iv) breach of any of the terms of this Offer, the Confidential Information, Non-Solicitation and Inventions Assignment Agreement, the Mutual Agreement to Arbitrate All Disputes, or any written policy of the Company or any of its affiliates, including any policy in the Employee Handbook, applicable to you; or (v) willful failure to perform, or gross negligence in the performance of, your duties and responsibilities to the Company and its affiliates.

j. <u>Clawback Provisions</u>. Notwithstanding any other provisions in this letter to the contrary, any incentive-based compensation, or any other compensation, paid to you pursuant to this letter or any other agreement or arrangement with the Company or any of its affiliates, which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company or any of its affiliates pursuant to any such law, government regulation or stock exchange listing requirement).

5) <u>Conditions of Employment</u>.

a. <u>Policies and Procedures</u>. You agree to adhere to Company policies and procedures, including all policies contained in the Employee Handbook, which you will receive when you begin employment. From time to time, Company policies and procedures may be amended by the Company and will be called to your attention.

b. <u>Background Check and Eligibility</u>. This Offer is contingent upon a satisfactory background and reference check, which may be conducted in whole or in part by a consumer reporting agency; including, but not limited to, education and employment verification, and proof of your

Exhibit 10.19

eligibility to work in the United States. You agree to timely complete and return to the Company all documentation provided to you for the purpose of completing such background check.

c. <u>Right to Work</u>. This Offer is conditional upon your having the unrestricted right to work in the United States. On or before your first day of employment, you will be required to complete Section 1 of the federal Form I-9. By the fourth day of employment, you must provide documentation that proves both your identity and right to work in the United States, or the Company must terminate your employment. For further information, please visit <u>https://</u>www.uscis.gov/i-9.

d. <u>Confidential Information, Non-Solicitation and Inventions Assignment Agreement</u>. Enclosed is the Company's Confidential Information, Non-Solicitation and Inventions Assignment Agreement, which you are required to sign as a condition of your employment. Upon your acceptance of this Offer, please return to the Company a signed copy of that agreement.

e. <u>Arbitration Agreement</u>. Enclosed is the Company's Mutual Agreement to Arbitrate All Disputes, which you are required to sign as a condition of your employment. Upon your acceptance of this Offer, please return to the Company a signed copy of that agreement.

f. <u>Modification</u>. The Company reserves the right to modify your position, duties, compensation, benefits, and/or other terms and conditions of employment at any time in its sole discretion, as allowed by law, except for the at-will employment policy.

g. <u>No Reliance</u>. You acknowledge that you are not relocating your residence or resigning employment in reliance on any promise or representation by the Company regarding the kind, character, or existence of such work, or the length of time such work will last, or the compensation therefore.

h. <u>Prior Agreements</u>. This letter supersedes any prior agreements regarding your employment with the Company.

i. <u>Governing Law; Severability</u>. The validity, interpretation, construction and performance of this letter will be governed by the laws of the state in which you are employed, without regard for the state's conflict of laws provisions. The invalidity or unenforceability of any provision or provisions of this letter will not affect the validity or enforceability of any other provision hereof, which will remain in full force and effect.

j. <u>Successors</u>. This letter will be binding upon and inure to the benefit of (i) your heirs, executors and legal representatives upon your death and (ii) any successor of the Company. Any successor of the Company will be deemed substituted for the Company under the terms of this letter for all purposes.

[The Remainder of this Page is Intentionally Left Blank]

Exhibit 10.19

If you accept the terms of the foregoing offer of employment, please so indicate by signing and dating below and returning it to the Company's attention *no later than* **December 6, 2024**.

Sincerely,

GHOST MANAGEMENT GROUP, LLC

/s/ Douglas Francis

By: _____ Douglas Francis
Chief Executive Officer

ACCEPTED AND AGREED:
/s/ Sarah Griffis
Print Name: sarah griffis
Date: 12/02/2024

Exhibit 10.19

MUTUAL AGREEMENT TO ARBITRATE ALL DISPUTES

Ghost Management Group, LLC (the "Company") and I (collectively, the "Parties") recognize that there may be disagreements and disputes between us arising out of or relating to my relationship with the Company, and that an expedient and private method of resolving all of our disputes with one another is to our mutual advantage. As a result, we agree to enter into this Mutual Agreement to Arbitrate All Disputes (the "Agreement"). PURSUANT TO THIS AGREEMENT, THE COMPANY AND I AGREE TO WAIVE OUR RESPECTIVE RIGHTS TO RESOLUTION OF DISPUTES IN A COURT OF LAW BY A JUDGE OR JURY, AND AGREE TO RESOLVE ANY CLAIM OR DISPUTE AGAINST EACH OTHER ON AN INDIVIDUAL BASIS IN ARBITRATION, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT.

This Agreement will prohibit me and the Company from bringing any class, collective, or consolidated proceeding against each other, and will also prohibit me and the Company from participating in or recovering relief under any current or future such actions brought by someone else. Arbitration is more informal than a lawsuit in court: there is no judge or jury in arbitration; discovery in arbitration may be more limited than discovery in litigation; and court review of an arbitration award is limited.

This Agreement is effective as of the date that I sign below (the "Effective Date"). The mutual promises between the Company and me to arbitrate our disputes, rather than to litigate them in a court of law or before a jury, provide full and adequate consideration for this Agreement, which is binding and is a condition of my employment and continued employment with the Company.

1.   Covered Claims and Class Action Waiver

Except as expressly provided in Section 7 below, the Company and I agree that any and all disputes arising out of or in any way relating to my relationship with the Company—which might occur before, during, or following employment—shall be resolved and settled exclusively by final and binding arbitration pursuant to the Federal Arbitration Act, 9 U.S.C. § 1 et seq. ("FAA"). This Agreement includes any claims that the Company may have against me, or I may have against the Company and/or any of its officers, directors, members, managers, employees, owners, agents, representatives, benefit plans, sponsors, fiduciaries, parents, subsidiaries, or affiliated entities. This Agreement may be enforced by you, the Company, or third-party beneficiaries to this Agreement. The claims covered by this Agreement include, but are not limited to, claims for: wrongful termination; discrimination or harassment because of race, gender, color, pregnancy, religion, national origin, ancestry, age, disability, medical condition, marital status, sexual orientation, gender identity or any other characteristic protected by applicable law; retaliation; breach of any contract or covenant, express or implied; negligence or other tort claims including defamation, libel, slander, fraud, misrepresentation, invasion of privacy, and infliction of emotional distress; claims for misclassification, wages, overtime, bonuses, commissions, benefits, or other compensation; penalties; benefits; reimbursement of expenses; intellectual property disputes; any claim for trade secret violations or unlawful competition; and all other statutory, regulatory, contractual, or tort claims or claims of violation of any international, federal/national, state/provincial, or local statute, ordinance, governmental enactment, common law duty, provision, or doctrine, including but not limited to claims arising under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of

Exhibit 10.19

1967, the Americans with Disabilities Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act, the Consolidated Omnibus Budget Reconciliation Act, the Family and Medical Leave Act, the California Fair Employment and Housing Act, the California Family Rights Act, the California Labor Code, the California Civil Code, and/or the California Wage Orders. This Agreement does not cover claims for sexual assault or sexual harassment.

The Company and I agree that we are waiving the right to a trial by jury or to participate as a plaintiff or class member in any purported class, collective, or consolidated action (and, to the extent permitted by law, representative proceeding).

Unless both the Company and I otherwise agree in writing, any arbitration will be conducted only on an individual basis and not in a class, collective, or consolidated proceeding (and, to the extent permitted by law, not in a representative proceeding). Any claims that are found not subject to arbitration under this Agreement shall be resolved in court, and will be severed and stayed pending the outcome of an arbitration on any arbitrable claims.

2. <u>Governing Law and Rules</u>

The Parties agree and acknowledge that the FAA will govern the interpretation and enforcement of this Agreement. The Parties also agree and acknowledge that this is not a contract of employment involving any class of transportation workers within the exemptions under Section 1 of the FAA. It is the intent of the Parties that the FAA and the Employment Arbitration Rules & Procedures of the Judicial Arbitration and Mediation Services ("<u>JAMS</u>") shall preempt all state laws to the fullest extent permitted by law. If the FAA and JAMS' rules are found to not apply to any issue that arises under this Agreement or the enforcement thereof, then that issue shall be resolved under the applicable laws of the state in which I am employed.

Arbitration of all claims will be conducted in accordance with JAMS' rules or its surviving successor, a copy of which is available to review from People Operations and is available online at www.jamsadr.com.

The Parties agree that the arbitrator and not any federal, state, or local court or agency, shall have exclusive authority to resolve any disputes relating to the interpretation, applicability, validity, enforceability, or formation of this Agreement, including without limitation all threshold arbitrability issues. However, disputes about the interpretation, applicability, validity, or enforceability of the class action waiver may be resolved only by a court and not by an arbitrator.

3. <u>Arbitration Procedures</u>

A single, neutral arbitrator who is selected in accordance with JAMS' rules and who is experienced in employment law will hear and resolve the dispute. All Parties may be represented by licensed attorneys. The arbitration shall be held in Orange County, California. The arbitrator shall have the same authority to decide dispositive motions as would a court, though they may

Exhibit 10.19

establish appropriate and less formal procedures for such motions consistent with the expedited nature of arbitration proceedings. The arbitrator will have the authority to award all damages or other relief provided by applicable law. The decision or award of the arbitrator shall be in writing, shall state the basis for the decision with sufficient specificity to allow meaningful judicial review as may be permitted by law, and shall be final and binding.

The Company shall pay all costs unique to arbitration (as compared to the costs of adjudicating the same claims before a court or agency), including the fees charged by JAMS, as described in the applicable JAMS fee schedule. However, if I initiate the claim, I shall contribute an amount equal to the filing fee to initiate the claim in the court of general jurisdiction where the claim is filed. Rule 68 of the Federal Rule of Civil Procedure ("Offer of Judgment") shall apply to the arbitration proceedings, and related costs, as if they were a trial or other scheduled proceeding for assessing the extent of liability.

It is expressly understood that the Company and I are responsible for our own attorneys', expert, witness and similar fees in any case, unless the arbitrator awards costs and attorney fees to the prevailing party to the extent permitted by law. Judgment upon the arbitrator's award may be entered and enforced in any court of competent jurisdiction.

4.   Exceptions to Arbitration

Notwithstanding any other provision in this Agreement, this Agreement shall not require arbitration of the following types of claims: (a) small claims actions brought on an individual basis that are within the scope of such small claims court's jurisdiction, (b) claims for workers' compensation, state disability insurance and/or unemployment insurance benefits, (c) injunctive or other equitable relief to prevent the actual or threatened infringement, misappropriation or violation of a party's confidentiality rights or copyrights, trademarks, trade secrets, patents or other intellectual property rights, and (d) claims that may not be subject to arbitration as a matter of generally applicable law not preempted by the FAA.

Nothing in this Agreement prevents any party from making a report to or filing a claim or charge with the Equal Employment Opportunity Commission, U.S. Department of Labor, Securities Exchange Commission, National Labor Relations Board, or Office of Federal Contract Compliance Programs, or similar local, state or federal agency, and nothing in this Agreement shall be deemed to preclude or excuse a party from bringing an administrative claim before any agency in order to fulfill the party's obligation to exhaust administrative remedies before making a claim in arbitration. Nothing in this Agreement prevents me or the Company from participation in an investigation by a government agency of any report, claim or charge otherwise covered by this Agreement.

5.   Severability

If any portion of this Agreement is found to be unenforceable or unlawful for any reason,
(1) the unenforceable or unlawful provision shall be severed from this Agreement; (2) the remainder of this Agreement or the Parties' ability to compel arbitration of any arbitrable claims on an individual basis can be enforced; (3) but in no event should severance result in class arbitration, to which the Parties expressly do not agree. To the extent that any claims must proceed on a class,

Exhibit 10.19

collective, consolidated, or representative basis, such claims must be litigated in a civil court of competent jurisdiction and not in arbitration, and the Parties agree that litigation of those claims shall be severed and stayed pending the outcome of any individual claims in arbitration.

6.   Other Provisions

This is the complete agreement between the Company and me about the arbitration of claims. This Agreement supersedes and replaces any prior or current oral or written understandings or discussions on the subject. Neither of us is relying on any representations, oral or written, about the outcome, enforceability or meaning of this Agreement, except as specifically set forth herein.

This Agreement does not in any way alter the "at-will" status of my employment. If there is ever a written employment agreement between us, this Agreement shall apply to and be deemed part of the employment agreement unless the agreement specifically states that this Agreement does not apply.

If and to the fullest extent applicable law permits, all evidence, documents, testimony and arbitration proceedings, including the award, shall be confidential and may be disclosed only to the Parties, their attorneys and professional advisors (such as accountants and insurers), experts, the arbitrator and arbitration witnesses, except to the extent necessary to confirm the award by entry of judgment or to litigate any objection to entry of judgment on the award.

This Agreement shall remain in full force and effect as of the Effective Date, and survives termination of my relationship with the Company.

7.   Voluntary Agreement to Arbitrate/Knowing Waiver of Rights

The Company and I acknowledge that we have carefully read this Agreement and that we understand its terms. We further acknowledge that we have been given the opportunity to discuss this Agreement with our own legal counsel and have done so to the extent we felt it was necessary to do so, and also acknowledge that this Agreement was entered into voluntarily.

Accepted and Agreed:

/s/ Sarah Griffis
Signature: __

Name: sarah griffis
Date: 12/02/2024

Exhibit 10.19

CONFIDENTIAL INFORMATION AND ASSIGNMENT OF INVENTIONS AGREEMENT

In consideration of my employment with Ghost Management Group, LLC (the "**Company**"), I hereby agree as follows:

1. **Confidentiality**

     (a)   Confidential Information. I understand and agree that in the course of my employment with the Company, I will acquire confidential information concerning the Company's and its affiliates' respective business operations, including without limitation financial information, financial analysis, market analysis, contracts, practices, client lists, marketing methods, business plans, pending development, development pipeline, operating and pricing strategies, cost information, vendor information, employee information, creative concepts, designs, marketing strategies, source materials, methods of doing business, discoveries, inventions, and trade secrets (collectively, "**Confidential Information**").

     (b)   Obligation to Maintain Confidentiality. I understand and agree that Confidential Information will be divulged to me in confidence. I further understand and agree that at all times, during my work for the Company and after my work for the Company ends, I will maintain the strict confidentiality of the Confidential Information to the fullest extent permitted by law and will not disclose it, except in connection with my work for the Company, for the benefit of the Company, and with the express prior knowledge and consent of the Chief Executive Officer of the Company.

     (c)   Third Party Confidential Information. I understand and agree that in the course of my employment with the Company, I will receive and have access to the confidential information of certain third parties related to the Company, including but not limited to business partners, contractors, customers, customer contact information, and pricing and product purchase history related to such customers (collectively "**Third-Party Confidential Information**"). I understand and agree that both I and the Company have duties to protect and maintain the confidentiality of Third- Party Confidential Information. I understand and agree that any Third Party Confidential Information will be divulged to me in confidence and understand and agree that at all times, during my work for the Company and after my work for the Company ends, I will keep such Third Party Confidential Information secret and confidential and will not disclose it, except in connection with my work for the company and for the benefit of the Company.

     (d)   Notice Required to Protect Confidentiality. In order to protect the confidentiality of the Confidential Information and Third Party Confidential Information, I agree (i) to provide twenty (20) business days' advance written notice to the Company to the attention of the Chief Executive Officer, with a copy to the Legal Department, of any proposed disclosure of Company or third party documents or information so that the Company can assess and determine whether the information or documents proposed to be disclosed constitute Confidential Information or Third Party Confidential Information and (ii) to maintain such information and documents in confidence until the Company's determination. I agree that in the event the Company, in its sole discretion, determines such information constitutes Confidential Information or Third-Party Confidential Information, I am prohibited from disclosing any such Confidential Information or Third-Party Confidential Information as set forth in subsections 1(b) and 1(c) of this Agreement. I further understand and agree that I will not make any disclosure of Company or third-party documents or information until I receive written notice from the Company that such documents or information has been approved for public disclosure by the Company.

     (e)   Return of Company Property. I am aware that pursuant to California Labor Code § 2860, "everything which an employee acquires by virtue of his employment, except the

Exhibit 10.19

compensation which is due to him from his employer, belongs to the employer." I understand that this means that all Company property, including physical property, documents, and Confidential Information or Third-Party Confidential Information that I receive or create during my employment with the Company, belongs to the Company. I understand and agree that I have a duty and a responsibility to return all such property upon termination of my employment with the Company. I therefore agree that, pursuant to that duty, upon termination of my work for the Company, or at any other time upon the Company's request, I will promptly deliver to the Company all such property, documents, Confidential Information, and Third-Party Confidential Information.

(f)   <u>Limitations</u>. Notwithstanding the foregoing, the definition of "Confidential Information" as well as the obligations to maintain such Confidential Information as set forth in Section 1(b) of this Agreement, shall be construed in a manner to be consistent with California Business and Professions Code § 16600 (or any similar law of any other state), which provides:

> "(a) Except as provided in this chapter, every contract by which anyone is restrained from engaging in a lawful profession, trade, or business of any kind is to that extent void.
>
> (b)   (1) This section shall be read broadly, in accordance with <u>Edwards v.</u> <u>Arthur Andersen LLP</u> (2008) 44 Cal.4th 937, to void the application of any noncompete agreement in an employment context, or any noncompete clause in an employment contract, no matter how narrowly tailored, that does not satisfy an exception in this chapter.
> (2) This subdivision does not constitute a change in, but is declaratory of, existing law.
>
> (c)   This section shall not be limited to contracts where the person being restrained from engaging in a lawful profession, trade, or business is a party to the contract."

2.   **<u>Inventions</u>**

(a)   <u>Ownership</u>. If at any time during my employment, whether or not during regular working hours, I, either alone or with others, make, conceive, create, discover, invent, develop, improve, add to, or reduce to practice any invention, modification, discovery, drawing, design, concept, idea, specification, development, audiovisual work, pictorial, graphic work, sound recording, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, trade secret, trade name, domain name, logos and get-up, computer data, databases, applications for registration, renewals and extensions in relation to any of the above, or any intellectual property right whatsoever or any interest therein (whether or not patentable or registrable under copyright, trademark or similar statutes), and all intangible rights and privileges of a nature similar, analogous or allied to any of the above in any part of the world (herein called "**Inventions**") that: (i) relate to the present or planned business of the Company or its affiliates or any of the products or services being developed, manufactured or sold by the Company or its affiliates, or which may be used in relation therewith during the term of my employment; (ii) result from responsibilities assigned to me by the Company; or (iii) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company or any of its affiliates, such Inventions and the benefits thereof are and shall immediately become the sole and absolute property of the Company and its assigns, as works made for hire or otherwise.

(b)   <u>Assignment and Waiver of Moral Rights</u>. I hereby assign any rights (including, but not limited to, any copyrights and trademarks) I may have or acquire in the Inventions and benefits

Exhibit 10.19

and/or rights resulting therefrom to the Company and its assigns without further compensation and shall communicate, without cost or delay, and without disclosing to others the same, all available information relating thereto (with all necessary plans and models) to the Company. Notwithstanding the above, to the extent that the Inventions do not belong to the Company, then to the fullest extent permitted by the law, I shall assign to the Company, by way of present assignment of future rights in respect of rights not yet created, the Inventions and hold in trust for the benefit of the Company the ownership of the Inventions until they belong entirely to the Company. In addition to the foregoing assignment of Inventions to the Company, I hereby irrevocably transfer and assign to the Company:

(i) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Inventions, and (ii) any and all "Moral Rights" (as defined below) that I may have in or with respect to any Inventions. I also hereby forever waive and agree never to assert any and all Moral Rights I may have in or with respect to the Inventions, even after termination of my employment with the Company. For the purposes of this Agreement, "**Moral Rights**" mean any rights to claim authorship of the Inventions, to object to or prevent the modification of any Inventions, or to withdraw from circulation or control the publication or distribution of any Inventions, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right."

       (c)   <u>Further Assistance</u>. I will, during my employment and at any time thereafter, at the request and cost of the Company, promptly sign, execute, make and do all such deeds, documents, acts and things as the Company and its duly authorized agents may reasonably require for giving full effect to this Section 2 and securing to the Company or its assignee the full benefits of the rights, power, privileges and remedies conferred on the Company by this Section 2 to the fullest extent permitted by the law, including but not limited to: (i) to apply for, obtain, register and vest in the name of the Company alone (unless the Company otherwise directs) letters patent, copyrights, trademarks or other analogous protection in any country throughout the world and, when so obtained or vested, to renew and restore the same; and (ii) to defend any judicial, opposition or other proceedings in respect of such applications and any judicial, opposition or other proceedings or petitions or applications for revocation of such letters patent, copyright, trademark or other analogous protection. In the event the Company is unable, after reasonable effort, to secure my signature on any application for letters patent, copyright or trademark registration or other documents regarding any legal protection relating to the Inventions, whether because of my physical or mental incapacity or for any other reason whatsoever, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney-in-fact, to act for and on my behalf and stead to execute and file any such application or applications or other documents and to do all other lawfully permitted acts to give full effect to this Section 2, including furthering the prosecution and issuance of letters patent, copyright or trademark registrations or any other legal protection thereon with the same legal force and effect as if executed by me. In addition, I will not do anything, whether by omission or commission, during or after my employment, to affect or imperil the validity of Inventions owned or used by the Company and its related entities.

       (d)   <u>Limitations</u>. Notwithstanding the foregoing, any provision in this Agreement requiring me to assign my rights shall not apply to an Invention that qualifies fully under the provisions of California Labor Code § 2870 (or any similar law of any other state), which provides:

> "(a)   Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the

Exhibit 10.19

employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

        (1)   Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or Work Product of the employer; or

        (2)   Result from any work performed by the employee for the employer.

    (b)   To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable."

During my employment, I agree to disclose promptly to the Company all of my Inventions, made solely or jointly with others, even if I believe that an Invention falls within the provisions of California Labor Code § 2870. If I believe that the Invention falls within California Labor Code § 2870, I further agree, at the time of disclosure, to provide a written notice to the Company indicating such belief. Failure to provide such written notice shall be construed as an admission that all rights in the Invention belong to the Company.

    (e)   <u>Exceptions</u>. In order to avoid disputes over the application of this assignment to prior inventions or copyrightable materials, I have listed on <u>Schedule A</u> to this Agreement descriptions of patentable inventions and copyrightable materials that I have developed and reduced to practice prior to the date hereof and that are, accordingly, excepted from the provisions of this Section 2. If no items are listed on <u>Schedule A</u>, I represent that I have no such inventions or materials at the time of signing this Agreement. Notwithstanding the foregoing, I shall not include or incorporate any elements from any patentable inventions or copyrightable materials listed on <u>Schedule A</u> into any Company works and, to the extent that I do, I agree the Company shall be permitted to use such elements royalty and fee free in perpetuity without payment of any license or fee to me or to any third party.

3.   **<u>Non-Disparagement</u>**

I agree that during my employment with the Company and for a period of one (1) year thereafter, not to make any disloyal, reckless, or maliciously untrue comments (whether verbally or in writing) to any third party concerning the Company or any of its affiliates or any of the foregoing persons' or entities' current and former officers, directors, shareholders, employees, representatives, attorneys and agents, as well as their predecessors, parents, subsidiaries, affiliates, divisions, and successors-in-interest. The foregoing shall not apply to the extent contemplated in Section 7 of this Agreement.

4.   **<u>Representations and Warranties</u>**

    (a)   <u>Other Agreements</u>. I hereby represent and warrant that, except as I have disclosed in writing to the Company, I am not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any trade secret or confidential or proprietary information in the course of my work for the Company or to refrain from competing, directly or indirectly, with the business of such previous employer or any other party.

    (b)   <u>Others' Confidential Information</u>. I hereby represent and warrant that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by me in confidence or in trust prior to my work for the Company, and I will not disclose to

Exhibit 10.19

the Company or induce the Company to use any confidential information or material belonging to any previous employer or others.

        (c)   Original Work. I hereby represent and warrant that all of the product resulting from my work for the Company will be original (other than work product that is derived from the work product of others, which is clearly such or that I identify as such), and will not infringe the rights of any third party, including, without limitation, intellectual property rights, such as rights pertaining to patents, trademarks, copyrights and trade secrets.

5.   **Other Obligations**

I acknowledge that the Company from time to time may have agreements with others which impose obligations or restrictions on the Company regarding Inventions made during the course of work under such agreements or regarding the confidential nature of such work. I agree to take all action necessary to discharge the obligations of the Company under such agreements, to the extent the Company makes such obligations known to me.

6.   **Employment At Will**

I understand that this Agreement does not constitute a contract of employment and does not imply that my employment will continue for any period of time. I acknowledge that I am an "at-will" employee, and that the Company has the right to terminate my employment at any time with or without cause, with two weeks' notice. I also have the right, if I so choose, to terminate my employment at any time, with two weeks' notice.

7.   **Protected Activities**

I understand that nothing in this Agreement prevents me from: (i) discussing or disclosing information about unlawful acts in the workplace, including, but not limited to, harassment or discrimination or any other conduct that I have reason to believe is unlawful; (ii) engaging in any activity protected by the National Labor Relations Act; (iii) making a report to the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934; or (iv) making any other disclosures permitted by federal, state, and/or local laws to governmental regulatory or law enforcement agencies without notice to or approval from the Company.

8.   **Miscellaneous**

        (a)   Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement.

        (b)   Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between me and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by me and the Company.

        (c)   Successors and Assigns. This Agreement will be binding upon my heirs, executors and administrators and will inure to the benefit of the Company and its successors and assigns.

        (d)   Waivers. No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

        (e)   Transfers. I expressly consent to be bound by the provisions of this Agreement for the benefit of the Company or any subsidiary or affiliate thereof to whose employ I may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

Exhibit 10.19

(f)   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California, other than those relating to the choice of law provisions.

(g)   Remedies. The restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company, and I consider them to be reasonable for such purpose. I recognize that irreparable damages would be caused to the Company, and that monetary damages would not compensate the Company for its loss, should I breach the terms of this Agreement. Accordingly, in addition to all other remedies available to the Company at law or in equity, upon a showing by the Company that I have violated or am about to violate the terms of this Agreement, I hereby consent to the entry by a court of competent jurisdiction of an injunction or declaratory judgment enforcing the terms of this Agreement, including without limitation preventing disclosure or further disclosure by me of the Company's trade secrets.

(h)   Narrow Construction Where Necessary. I agree that if any one or more of the provisions of this Agreement will for any reason be held to be excessively broad as to time, duration, geographical scope, activity or subject, it will be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it will then appear.

(i)   Termination Certificate. If requested to do so by the Company, I agree to sign a termination certificate in which I confirm that I have complied with and will continue to comply with the requirements of this Agreement and that I am aware that certain restrictions imposed upon me by this Agreement continue after termination of my work for the Company. I understand, however, that my rights and obligations under this Agreement will continue even if I do not sign a termination certificate. I further agree that the Company is entitled to communicate my obligations under this Agreement to any future employer or potential employer of mine.

Employee:

Date: <u>12/02/2024</u>   <u>/s/ Sarah Griffis</u>

Signature

<u>sarah griffis</u>

Printed Name

Exhibit 10.19

SCHEDULE A

(Please type or print legibly. Attach additional sheets if necessary to provide a complete description. If you have nothing to disclose, type or print "None" below.)

N/A

Exhibit 19.1

WM Technology, Inc.

Insider Trading Policy

Approved and Adopted by the Board of Directors: June 16, 2021

Effective: June 16, 2021

Policy Principles

- Employees, directors, other applicable members of management and designated consultants (each a "***Covered Person***," and collectively, "***Covered Persons***") of WM Technology, Inc. and its subsidiaries (together, the "***Company***") are responsible for understanding the obligations that come with having access to material nonpublic information (defined below) and wanting to transact in the Company's securities.

- Covered Persons who are aware of material nonpublic information relating to the Company may not engage in transactions in the Company's securities except as permitted by this Insider Trading Policy (this "***Policy***") and applicable law.

- Covered Persons may not disclose material nonpublic information outside of the Company unless the disclosure is made in accordance with a specific Company policy that authorizes such disclosure.

- Covered Persons may not disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information.

- Covered Persons may not recommend the purchase or sale of any of the Company's securities.

- Changes to this Policy require approval by the Company's Board of Directors or a duly appointed committee of the Board of Directors.

Policy Q&A

Policy Scope and Purpose

Q: Why do we have an insider trading policy?

A: During the course of your relationship with the Company, you may receive material information that is not yet publicly available ("***material nonpublic information***") about the Company or other publicly traded companies with which the Company has business relationships. Material nonpublic information may give you, or someone to whom you pass that information, a leg up over others when deciding whether to buy, sell or otherwise transact in the Company's securities or the securities of another publicly traded company. This Policy sets forth guidelines with respect to transactions in Company securities by persons subject to this Policy.

Q: Who is subject to this Policy?

A: This Policy applies to you and all other Covered Persons. This Policy also applies to members of your immediate family, persons with whom you share a household, persons who are your economic dependents, and, unless otherwise determined by the Company, any other individuals or entities whose transactions in securities you influence, direct, or control (including, e.g., a venture or other investment fund, if you influence, direct, or control transactions by the fund). However, this Policy does not apply to any entity that invests in securities in the ordinary course of its business (e.g., a venture or other investment fund) if (and only if) such entity has established its own insider trading controls and procedures in compliance with applicable securities laws with respect to trading in the

Exhibit 19.1

Company's securities. The foregoing persons who are deemed subject to this Policy are referred to in this Policy as "***Related Persons***." You are responsible for making sure that your Related Persons comply with this Policy.

In addition, if you are an officer or director of the Company, or an employee or designated consultant of the Company described on **Appendix A** ("***Specified Persons***"), you and your Related Persons are subject to the quarterly trading blackout periods described below.

Q: Whose responsibility is it to comply with this Policy?

A: Covered Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in the Company's securities while aware of material nonpublic information. Each individual is responsible for making sure that he or she and his or her Related Persons comply with this Policy. In all cases, the responsibility for determining whether an individual is aware of material nonpublic information rests with that individual, and any action on the part of the Company or any Covered Persons pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.

Q: What transactions are subject to this Policy?

A: This Policy applies to all transactions in securities issued by the Company, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's securities. Accordingly, for purposes of this policy, the terms "***trade***," "***trading***," and "***transactions***" include not only purchases and sales of the Company's Class A ordinary shares in the public market but also any other purchases, sales, transfers or other acquisitions and dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities.

Insider Trading and Material Nonpublic Information

Q: What is insider trading?

A: Generally speaking, insider trading is the buying or selling of stocks, bonds, futures or other securities by someone who possesses or is otherwise aware of material nonpublic information about the securities or the issuer of the securities. Insider trading also includes trading in derivatives (such as put or call options) where the price is linked to the underlying price of a company's stock. It does not matter whether the decision to buy or sell was influenced by the material nonpublic information, how many shares you buy or sell, or whether it has an effect on the stock price. Bottom line: If you are aware of material nonpublic information about the Company or another publicly traded company that the Company has business relationships with and you trade in the Company's or such other company's securities, you have broken the law.

Q: Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the market. This ensures that there is an even playing field by requiring those who are aware of material nonpublic information to refrain from trading.

Q: What is material information?

Exhibit 19.1

A: It is not always easy to figure out whether you are aware of material nonpublic information. But there is one important factor to determine whether nonpublic information you know about a public company is material: whether the information could be expected to affect the market price of that company's securities or to be considered important by investors who are considering trading in that company's securities. If the information makes you want to trade, it would probably have the same effect on others. Keep in mind that both positive and negative information can be material.

Q: What are examples of material information?

A: There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Depending on the specific details, the following items may be considered material nonpublic information until publicly disclosed within the meaning of this policy. There may be other types of information that would qualify as material information as well; use this list merely as a non-exhaustive guide:

- financial results or forecasts;
- acquisitions, dispositions or other strategic transactions;
- events regarding the Company's securities (e.g., repurchase plans, stock splits, public or private equity or debt offerings, or changes in the Company's dividend policies or amounts);
- major contracts or contract cancellations;
- gain or loss of a significant customer;
- pricing changes;
- new product releases;
- significant product problems or security incidents; and
- top management or control changes;
- financial restatements or significant write-offs;
- employee layoffs;
- a disruption in the Company's operations or breach or unauthorized access of its property or assets, including its facilities or information technology infrastructure;
- proxy fights;
- actual or threatened major litigation, U.S. Securities and Exchange Commission ("*SEC*") or other investigations, or a major development in or the resolution of any such litigation or investigation;
- impending bankruptcy;
- communications with government agencies; and
- notice of issuance of patents.

Q: When is information considered public?

A: The prohibition on trading when you have material nonpublic information lifts once that information becomes publicly disseminated. But for information to be considered publicly disseminated, it must be widely disseminated through a press release, a filing with the SEC or other widely disseminated announcement. Once information is publicly disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. Generally speaking, information will be considered publicly disseminated for purposes of this policy only after two full trading days have

Exhibit 19.1

elapsed since the information was publicly disclosed. For example, if we announce material nonpublic information before trading begins on Wednesday, then information would be considered to be publicly disseminated by the time trading begins on Friday; if we announce material nonpublic information after trading ends on Wednesday, then information would be considered to be publicly disseminated by the time trading ends on Friday. Depending on the particular circumstances, the Company may determine that a longer or shorter waiting period should apply to the release of specific material nonpublic information. Any disclosure of nonpublic information, material or otherwise, must be done in accordance with the Company's Corporate Disclosure Policy.

Q: Who can be guilty of insider trading?

A: Anyone who buys or sells a security while aware of material nonpublic information, or provides material nonpublic information that someone else uses to buy or sell a security, may be guilty of insider trading. This applies to all individuals, including officers, directors, and others who don't even work at the Company. Regardless of who you are, if you know something material about the value of a security that not everyone knows and you trade (or convince someone else to trade) in that security, you may be found guilty of insider trading.

Q: What if I am aware of material nonpublic information when I trade, but the reason I trade is because of something else, like to pay medical bills?

A: The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any material nonpublic information relating to the Company at the time of the transaction.

Q: Do the U.S. securities laws take into account mitigating circumstance, like avoiding a loss or planning a transaction before I had material nonpublic information?

A: No. The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the material nonpublic information. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

Q: What if I don't buy or sell anything, but I tell someone else material nonpublic information and he or she buys or sells?

A: That is called "tipping." You are the "tipper" and the other person is called the "tippee." If the tippee buys or sells based on that material nonpublic information, both you and the "tippee" could be found guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members and the "tippee" might be found guilty of insider trading too. To prevent this, you may not discuss material nonpublic information about the Company with anyone outside the Company, including spouses, family members, friends, or business associates (unless the disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company). This includes anonymous discussions on the internet about the Company or companies with which the Company does business.

You can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee's tippee. *For these and other reasons, no employee, director or consultant of the Company (or any other person subject to this Policy) may either (a) recommend to another person that they buy, hold or sell the Company's securities at any time or (b) disclose material nonpublic information to persons within the Company whose jobs do not require them to have that*

Exhibit 19.1

material nonpublic information, or outside of the Company to other persons (unless the disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company).

Q: What if I don't tell someone inside information itself; I just tell him or her whether to buy or sell?

A: That is still tipping, and you can still be responsible for insider trading. You may never recommend to another person that they buy, hold or sell the Company's Class A ordinary shares or any derivative security related to the Company's Class A ordinary shares, since that could be a form of tipping.

Q: Does this Policy or the insider trading laws apply to me if I work outside the U.S.?

A: Yes. The same rules apply to U.S. and foreign employees and consultants. The SEC (the U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (a private regulator that oversees U.S. securities exchanges) routinely investigate trading in a company's securities conducted by individuals and firms based abroad. In addition, as a director, employee or consultant of the Company, our policies apply to you no matter where you work.

Q: Am I restricted from trading securities of any companies other than the Company, for example a customer or competitor of the Company?

A: Possibly. U.S. insider trading laws generally restrict everyone aware of material nonpublic information about a company from trading in that company's securities, regardless of whether the person is directly connected with that company, except in limited circumstances. Therefore, if you have material nonpublic information about another company, you should not trade in that company's securities. You should be particularly conscious of this restriction if, through your position at the Company, you sometimes obtain sensitive, material information about other companies and their business dealings with the Company.

Q: So when can I buy or sell the Company securities?

A: If you are aware of material nonpublic information, you may not buy or sell Class A ordinary shares of the Company's until two (2) full trading days have elapsed since the information was publicly disclosed. At that point, the information is considered publicly disseminated for purposes of this Policy. For example, if we announce material nonpublic information before trading begins on Wednesday, then you may execute a transaction in securities of the Company on Friday; if we announce material nonpublic information after trading ends on Wednesday, then you may execute a transaction in securities of the Company on Monday. As discussed further below, even if you are not aware of any material nonpublic information, you may not trade Class A ordinary shares of the Company during any trading "blackout" period that applies to you. This Policy describes the quarterly trading blackout period, and additional event-driven trading blackout periods (which may apply to you even if the quarterly trading blackout periods do not) may be announced by email.

Blackout Periods

Q: What is a quarterly trading blackout period?

A: To minimize the appearance of insider trading by the Company's officers, directors, Specified Persons, and their Related Persons, we have established "quarterly trading blackout periods" during which they—regardless of whether they are aware of material nonpublic information or not—may not conduct any trades in the Company securities. That means that, except as described in this Policy, all officers, directors, Specified Persons, and their Related Persons will be able to trade in the Company securities only during limited open trading window periods that generally will begin after two (2) full trading days have has elapsed since the public dissemination of the Company's annual or quarterly

Exhibit 19.1

financial results and end at the beginning of the next quarterly trading blackout period. Of course, even during an open trading window period, you may not (unless an exception applies) conduct any trades in the Company securities if you are otherwise in possession of material nonpublic information.

Q: What are the Company's quarterly trading blackout periods?

A: Each "*quarterly trading blackout period*" will generally begin at the end of the day that is 15 days prior to the end of each fiscal quarter and end after two (2) full trading days have elapsed since the public dissemination of the Company's financial results for that quarter.

Q: Can the Company's quarterly trading blackout periods change?

A: The quarterly trading blackout period may commence early or may be extended if, in the judgment of the Chief Executive Officer, Chief Financial Officer or General Counsel, there exists undisclosed information that would make trades by the Company officers, directors, Specified Persons or their Related Persons inappropriate. It is important to note that the fact that the quarterly trading blackout period has commenced early or has been extended should be considered material nonpublic information that should not be communicated to any other person.

Q: Does the Company have blackout periods other than quarterly trading blackout periods?

A: Yes. From time to time, an event may occur that is material to the Company and is known by only a few officers, directors and/or employees. So long as the event remains material and nonpublic, the persons designated by the Chief Executive Officer, Chief Financial Officer or General Counsel may not trade in the Company's securities. In that situation, the Company will notify the designated individuals that neither they nor their Related Persons may trade in the Company's securities. The existence of an event-specific trading blackout should also be considered material nonpublic information and should not be communicated to any other person.

Q: If I am subject to a blackout period and I have an open order to buy or sell the Company securities on the date a blackout period commences, can I leave it to my broker to cancel the open order and avoid executing the trade?

A: No, unless it is in connection with a 10b5-1 Trading Plan (as defined below). If you have any open orders when a blackout period commences other than in connection with a 10b5-1 Trading Plan, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after a blackout period commences not in connection with a 10b5-1 Trading Plan, you will have violated this Policy and may also have violated insider trading laws.

Q: Am I subject to trading blackout periods if I am no longer an employee, director or consultant of the Company?

A: It depends. If your employment with the Company ends during a trading blackout period, you will be subject to the remainder of that trading blackout period. If your employment with the Company ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to the trading blackout period after you leave the Company, you should not trade in the Company securities if you are aware of material nonpublic information. That restriction stays with you as long as the information you possess is material and not publicly disseminated within the meaning of this Policy.

Q: Are there any exceptions to this policy?

A: There are no exceptions to this Policy, except as specifically noted below.

Q: Can I exercise options granted to me by the Company, or participate in a Company employee stock purchase plan, during a trading blackout period or when I possess material nonpublic information?

Exhibit 19.1

A: Yes. You may purchase shares by exercising your options or participating in a Company employee stock purchase plan, but you may not sell the shares (even to pay the exercise price or any taxes due) during a trading blackout period or any time that you are aware of material nonpublic information. To be clear, you may <u>not</u> effect a broker-assisted cashless exercise (because these cashless exercise transactions include a market sale) during a trading blackout period or any time that you are aware of material nonpublic information.

Q: What tax withholding transactions are not restricted by this Policy?

A: This Policy does not apply to the surrender of shares directly to the Company to satisfy tax withholding obligations as a result of the issuance of shares upon exercise of options or settlement of restricted stock units issued by the Company. Of course, any market sale of the stock received upon exercise or settlement of any such equity awards remains subject to all provisions of this Policy whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes.

Q: Are mutual funds holding the Company's Class A ordinary shares subject to the trading blackout periods?

A: No. You may trade in mutual funds holding the Company stock at any time.

Q: What are the rules that apply to 10b5-1 Automatic Trading Programs?

A: Under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended ("***Exchange Act***"), any person may establish a trading plan under which a broker is instructed to buy and sell Company securities based on pre-determined criteria (a "***Trading Plan***"). So long as a Trading Plan is properly established, purchases and sales of Company securities pursuant to that Trading Plan are not subject to this Policy. To be properly established, a person's Trading Plan must be established in compliance with the requirements of Rule 10b5-1 of the Exchange Act and any applicable 10b5-1 trading plan guidelines of the Company at a time when they were unaware of any material nonpublic information relating to the Company and when you were not otherwise subject to a trading blackout period. Moreover, all Trading Plans to be adopted by officers, directors, Specified Persons and their Related Persons must be reviewed and approved by the Company in accordance with the Company's Section 16 Compliance Program before being established to confirm that the Trading Plan complies with all pertinent company policies and applicable securities laws. See "Pre-Clearance of Transactions in the Company Stock" below.

Q: Can I gift stock while I possess material nonpublic information or during a trading blackout period?

A: Because of the potential for the appearance of impropriety, as a general matter gifts should only be made when you are not in possession of material nonpublic information and not subject to a trading blackout period. For example, charities that receive gifted stock typically immediately sell the stock into the public market, potentially subjecting you to "tipper" liability if you were in possession of material nonpublic information at the time of the gift. You may only make *bona fide* gifts of Company stock when you are aware of material nonpublic information or during a trading blackout period applicable to you if the gift has been pre-cleared by the Compliance Coordinator (as identified in the Company's Section 16 Compliance Program). Pre-clearance must be obtained at least two (2) business days in advance of the proposed gift, and pre-cleared gifts not completed within five (5) business days will require new pre-clearance. The Company may choose to shorten this period.

Q: Are purchases of the Company stock in a 401(k) plan allowed by this Policy?

A: This Policy does not apply to purchases of the Company's securities in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan,

Exhibit 19.1

including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Margin Accounts, Pledging Shares, Hedging and Other Speculation in Company Stock

Q: Can I purchase Company securities on margin or hold them in a margin account?

A: No. "Purchasing on margin" is the use of borrowed money from a brokerage firm to purchase Company securities. Holding the Company's securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm. You may not purchase Company Class A ordinary shares on margin or hold it in a margin account at any time.

Q: Can I pledge my Company shares as collateral for a loan?

A: No. Pledging your shares as collateral for a loan could cause the pledgee to transfer your shares during a trading blackout period or when you are otherwise aware of material nonpublic information. As a result, you may not pledge your shares as collateral for a loan.

Q: What is problematic about margin accounts and pledged securities?

A: Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company's securities, Covered Persons are prohibited from holding Company securities in a margin account or otherwise pledging the Company's securities as collateral for a loan.

Q: Can I hedge my ownership position in the Company?

A: No. Hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds are prohibited by this Policy.

Q: Why are hedging transactions prohibited?

A: Such transactions may permit a person subject to this Policy to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's other stockholders. Therefore, all persons subject to this Policy are prohibited from engaging in any such transactions.

Q: Am I allowed to trade derivative securities of the Company's Class A ordinary shares?

A: No. You may not trade in derivative securities related to the Company's Class A ordinary shares, which include publicly traded call and put options. In addition, you may not engage in short selling of Company Class A ordinary shares at any time.

Q: What are derivative securities?

A: "Derivative securities" are securities other than Class A ordinary shares that are speculative in nature because they permit a person to leverage their investment using a relatively small amount of money. Examples of derivative securities include "put options" and "call options." These are different from

Exhibit 19.1

employee options and other equity awards granted under the Company's equity compensation plans, which are not derivative securities for purposes of this Policy.

Q: What is short selling?

A: "Short selling" is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is realized if the stock price decreases during the period of borrowing.

Q: Why does the Company prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted similar policies because of the temptation it represents to try to benefit from a relatively low-cost method of trading on short-term swings in stock prices, without actually holding the underlying Class A ordinary shares, and encourages speculative trading. The Company is dedicated to building stockholder value; short selling the Company's Class A ordinary shares conflicts with its values and would not be well-received by its stockholders.

Q: What if I purchased publicly traded options or other derivative securities before I became subject to this Policy?

A: The same rules apply as for employee stock options. You may exercise the publicly traded options at any time, but you may not sell the securities during a trading blackout period or at any time that you are aware of material nonpublic information.

Q: What are the concerns about standing and limit orders?

A: Standing and limit orders (except standing and limit orders under approved Trading Plans, as discussed above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on the Company's securities. If a person subject to this Policy determines that they must use a standing order or limit order (other than under an approved Trading Plan as discussed above), the order should be limited to short duration and the person using such standing order or limit order is required to cancel such instructions immediately in the event restrictions are imposed on their ability to trade pursuant to the "Quarterly Trading Blackouts" and "Event-Specific Trading Blackouts" provisions above.

Pre-Clearance of Transactions in Company Stock

Q: Who is required to pre-clear and provide advance notice of transactions?

A: In addition to the requirements above, officers, directors and other applicable members of management who have been notified that they are subject to pre-clearance requirements face a further restriction: Even during an open trading window, they may not engage in any transaction in the Company's securities without first obtaining pre-clearance of the transaction from the Compliance Coordinator (as identified in the Company's Section 16 Compliance Program) at least two (2) business days in advance of the proposed transaction. He or she will then determine whether the transaction may proceed and, if so, will direct the Compliance Coordinator (as identified in the Company's Section 16 Compliance Program) to help comply with any required reporting requirements under Section 16(a) of the Exchange Act. Pre-cleared transactions (other than gifts) not completed within two (2) business days will require new pre-clearance. The Company may choose to shorten this period.

Exhibit 19.1

Q: Are individuals subject to pre-clearance required to provide advanced notice of stock option exercises?

A: Yes. Persons subject to pre-clearance must also give advance notice of their plans to exercise an outstanding stock option to the Compliance Coordinator. Once any transaction takes place, the officer, director or applicable member of management must immediately notify the Compliance Coordinator so that the Company may assist in any Section 16 reporting obligations.

Q: What additional requirements apply to individuals subject to Section 16?

A: Officers and directors, who are subject to the reporting obligations under Section 16 of the Exchange Act, should take care to avoid short-swing transactions (within the meaning of Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4, and 5), which are described in the Company's Section 16 Compliance Program, and any notices of sale required by Rule 144.

Sanctions and Other Information

Q: What happens if I violate this Policy?

A: Violating the Company's policies may result in disciplinary action, which may include termination of your employment or other relationship with the Company.

Q: What are the sanctions if I trade on material nonpublic information or tip off someone else?

A: In addition to disciplinary action by the Company—which may include termination of employment—you may be liable for civil sanctions for trading on material nonpublic information. The sanctions may include return of any profit made or loss avoided as well as penalties of up to three times any profit made or any loss avoided. Persons found liable for tipping material nonpublic information, even if they did not trade themselves, may be liable for the amount of any profit gained or loss avoided by everyone in the chain of tippees as well as a penalty of up to three times that amount. In addition, anyone convicted of criminal insider trading could face prison and additional fines.

Q: What is "loss avoided"?

A: If you sell Class A ordinary shares or a related derivative security before negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

Q: Who should I contact if I have questions about this Policy or specific trades?

A. You should email the Company's Compliance Officer at bcamire@weedmaps.com.

Q: Do changes to this Policy require approval by the Company's Board of Directors?

A: Yes. Changes to this Policy require approval by the Company's Board of Directors or a duly appointed committee of the Board of Directors.

Exhibit 19.1

Appendix A

Specified Persons

(Non-Officer Employees and Designated Consultants Subject to Quarterly Trading Blackout Periods)

All employees.

Designated Consultants:

Alvarez & Masrsal Taxand, LLC

Cooley LLP

Baker Tilly US, LLP

Chord Advisors, LLC

Gibson, Dunn & Crutcher LLP

Dentons US LLP

King & Spalding LLP

Exhibit 19.1

A-1

Exhibit 21.1

List of Subsidiaries of the Registrant

Legal Name	Jurisdiction of Organization
WM Holding Company, LLC	Delaware
Weedmaps Spain, S.L.U.	Spain
Ghost Management Group, LLC	Delaware
GMG Holdco, Inc.	Delaware
Weedmaps Media, LLC	Delaware
Discovery Opco, LLC	Delaware
WM Enterprise, LLC	Delaware
WM Marketplace, LLC	Delaware
WM Canada Holdings, Inc.	British Columbia
WM Museum, LLC	Delaware
WM Teal, LLC	Delaware
WM Retail, LLC	Delaware
Grow One Software (Canada), Inc.	British Columbia
Transport Logistics Holding Company, LLC	Delaware
WM Loyalty, LLC	Delaware
WM In-Store Solutions, LLC	Delaware
Canncurrent, LLC	Delaware
Deliver Green, LLC	Delaware
Livery Desk, LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-259072, No. 333-267744, No. 333-270647 and No. 333-281087) of WM Technology, Inc. (the "Company"), of our report dated March 13, 2025, relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2024.

/s/ Moss Adams LLP

Irvine, California
March 13, 2025

EXHIBIT 31.1

CERTIFICATION
PURSUANT TO RULES 13a-14(a) AND 15d-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Douglas Francis, certify that:

I have reviewed this Annual Report on Form 10-K of WM Technology, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	March 13, 2025	By:	/s/ Douglas Francis
			Douglas Francis
			Chief Executive Officer
			(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION
PURSUANT TO RULES 13a-14(a) AND 15d-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Susan Echard, certify that:

I have reviewed this Annual Report on Form 10-K of WM Technology, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2025   By: /s/ Susan Echard

                                                                Susan Echard

                                                                Chief Financial Officer

                                                                (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT 32.1

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Douglas Francis, the Chief Executive Officer of WM Technology, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of WM Technology, Inc. for the annual period ended December 31, 2024, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of WM Technology, Inc.

Date:	March 13, 2025	By:	/s/ Douglas Francis
			Douglas Francis
			Chief Executive Officer
			(Principal Executive Officer)

I, Susan Echard, the Chief Financial Officer of WM Technology, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of WM Technology, Inc. for the annual period ended December 31, 2024, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of WM Technology, Inc.

Date:	March 13, 2025	By:	/s/ Susan Echard
			Susan Echard
			Chief Financial Officer
			(Principal Financial Officer and Principal Accounting Officer)

This certification accompanies the Annual Report on Form 10-K of WM Technology, Inc. for the annual period ended December 31, 2024, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of WM Technology, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of such Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

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